03010838

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
2/3/03

For the month of February, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

PROCESSED
MAR 04 2003
THOMSON
FINANCIAL

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F √

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

TD Bank Financial Group



TD Bank Financial Group

147th Annual Report 2002





Welcome to the TD Bank Financial Group's 2002 annual report.

Our annual report aims to provide our shareholders, customers and employees with an overview of the year. It describes how our businesses performed in 2002, along with an outline of the decisive steps we took to strengthen our franchise and position the Bank for renewed growth and performance going forward.

Most importantly, the report reaffirms our guiding principle – to be customer driven. We are building a better bank, providing our customers with a more comfortable experience wherever and however they interact with us. Our strategies support this principle, while building on our significant strengths.

Financial highlights


Net income
(millions of dollars)
$2,500
2,000
1,500
1,000
500
0
-500
$526 million
$(76) million
00
01
02

○ Net income – operating cash basis
○ Net income (loss) – reported basis

Operating cash basis net income is our "bottom line" and a key measure of our performance. This year, operating cash basis net income decreased 76%. Operating cash basis measures are explained under the "How the Bank reports" section of the Management's Discussion and Analysis of Operating Performance.


Diluted earnings and dividends per share
(dollars)
$4
3
2
1
0
-1
$1.12
$.68
$(.25)
00
01
02

○ Diluted earnings per share – operating cash basis
○ Diluted earnings (loss) per share – reported basis
○ Dividends per share

Diluted operating cash basis earnings per share tells us how much money shareholders receive for each share if we distributed all of our operating cash basis earnings to shareholders. This year, diluted operating cash basis earnings per share decreased 79% to $.68. Dividends paid to shareholders increased 3% to $1.12 per share.


Market capitalization
(billions of dollars)
$30
25
20
15
10
5
0
00
01
02
$18.9 billion

○ TD Bank
○ Average of four other major Canadian banks

Market capitalization is a measure of the size of a company. It's calculated by multiplying the share price (as at October 31) by the number of shares outstanding. Our market capitalization decreased 16% over last year, while our peers were up 5%.


Total shareholder return
(percent)
20%
10
0
-10
-20

1 year	3 year	5 year
(15)%	(1)%	6%

○ TD Bank
○ Average of four other major Canadian banks

The total shareholder return represents the annual total return earned on an investment in TD shares made at the beginning of a one, three or five year period. The return includes the change in the market price plus dividends paid as a percentage of the prior one, three or five year periods' closing market price per common share.

To our shareholders

Our results for 2002 did not measure up to expectations or reflect our capabilities. Looking ahead, we understand our challenge very clearly – to demonstrate that we can deliver consistent value for our shareholders.

A. Charles Baillie	Chairman of the Board
W. Edmund Clark	President and Chief Executive Officer

A Look Back

2002 was a difficult year for the Bank.

Capital markets continued to struggle and for the third straight year North America's major stock market indices reported losses, representing the longest continuous down stretch since the end of the Second World War. In addition, several high profile cases of corporate malfeasance were uncovered.

Figuratively speaking, investor confidence was brought to its knees.

The after-effects of the telecom bubble bursting resonated well into 2002 and the utilities sector in the U.S. and U.K. domestic markets suffered a rapid and unprecedented deterioration in the latter part of the year.

All of these events had a severe impact on our wholesale banking business.

Consequently, our financial results for the year were mixed and unsatisfactory overall.

Swift and Decisive Action

We had no choice but to move swiftly and aggressively to change the risk profile of the Bank, and overhaul our corporate lending strategy.

Our corporate loan book was divided into core and non-core relationships. Loans in the non-core book are being exited, a process that we expect to substantially complete over the next three-year period. Core client relationships will be strengthened.

Changes were made to our lending standards, and our procedures and practices. We intend to reduce the total amount of capital available for corporate lending and have implemented an enhanced credit framework with stricter industry, portfolio and name concentration limits. A new organizational structure has been put in place to lead and support these initiatives, and lines of responsibility and accountability have been made clearer.

Looking ahead, we are confident that these changes have dramatically and fundamentally reduced our risk profile, and positioned our wholesale banking business for renewed growth and performance in the years ahead.

Additionally, these moves have accelerated our transition towards focusing more of our financial and intellectual capital on our retail businesses, which are less volatile and where we have a leading Canadian position and key competitive advantages with our service model.

In the near term, we expect to derive 70% of our earnings from this area of our business, ultimately growing to reach our goal of 80% of our total earnings mix over the longer-term.

Personal and Commercial Banking

The integration of the Canada Trust franchise with our TD Bank Financial Group retail network, the largest merger in Canadian banking history, is now essentially complete.

TD Canada Trust revenue grew during 2002 and we generated good increases in a number of key product segments. Our Customer Satisfaction Index reached a record high at year end, which we believe is a testament to the hard work and dedication of our employees.

At year end, TD Canada Trust's overall share of its market was 21.46 percent, compared to 21.86 percent a year ago. Notwithstanding this slight overall decline and the challenges presented by branch integration, our share of the market is stable, close to pre-merger levels and well within our expectations.

This year, we will direct much of our attention to streamlining our processes and investing in our infrastructure to support our service model. In doing so, we expect to realize improved operational and cost efficiencies.

We are also working to capitalize on the many growth opportunities in our existing product lines and markets, and are improving our capacity to cross-sell our services to both existing and prospective customers, across all of our businesses.

Given our leading TD Canada Trust position in the Canadian market, we expect to augment the inherent growth in our retail business by continuing to benefit from growth in those areas where we are below our market share. For instance, we see potential in small business and commercial banking, and in life, property and casualty insurance through TD Insurance and TD Meloche Monnex.

Overall, our commitment is to ensure our customers continue to have the most comfortable banking experience possible, and we believe we are in the best position to provide just that – we did not undertake the TD-CT integration to build a bigger bank, but rather to build a better one.

Wholesale Banking

Our wholesale banking operation is positioned to benefit from its recent strategic shift. We have separated our corporate banking operations into two separate units – one for our ongoing operations with core clients and one for businesses that we want to exit over time. This has isolated our core business from the impact of unprofitable relationships.

We are also in the process of providing TD Securities with a more appropriate capital base and affirmative steps are being taken to change its risk profile, to bring it to a level that is more consistent with our overall, retail-focused strategy.

We believe that this strategy will restore our position as a leading Canadian wholesale banking franchise, both in corporate lending and investment banking, with a highly diversified portfolio across industries and companies.

Outside of Canada, we will lend on a much more restricted and limited basis, and expand on our strong capital markets capabilities. Our selective focus on clients with whom we have strong relationships will strengthen our wholesale banking operation in 2003 and beyond.

Wealth Management

Overall, we expect TD Waterhouse to be more profitable in 2003 as we realize the benefits of the steps we have taken in 2002.

Last year, we integrated our Canadian wealth management retail operations – Discount Brokerage, Investment Advice and Financial Planning – under the TD Waterhouse brand, providing our customers with a range of products and superior advice and guidance under one strong and reputable brand.

We were profitable in 2002. We ended the year with more professional advisors and implemented a new Uniform Referral Process that enables smooth handoffs between our businesses. This supports our efforts to increase our cross-selling abilities to our 10 million retail customers – which is a core part of our wealth management strategy.

In the United States, we are also profitable. Last year, we significantly reduced the cost base and breakeven point of our TD Waterhouse USA operation. We also continued to build a strong and differentiated brand, and stepped up our efforts of optimizing each and every customer relationship.

Looking ahead, we will continue to make TD Waterhouse in the U.S. more competitive on costs and technology while developing a long-term growth strategy that integrates with our developing retail vision for the U.S. market.

Globally, we are focused on finding ways to improve and leverage our scale, and on reducing costs, improving efficiency and increasing productivity. Specific initiatives include our recent relationship with The Royal Bank of Scotland Group and its NatWest Personal Finance Management Limited subsidiary, the holding company for NatWest Stockbrokers.

In Memoriam

Allen Thomas Lambert, O.C., LL.D. (1911 – 2002) Few have had such a profound influence on the financial services sector in Canada as Allen Lambert. He had an extraordinary career with the Bank, which spanned over 50 years. He joined the Bank in 1927 and rose steadily through the ranks to become President in 1960 – effectively the Chief Executive Officer, although this title was not formally adopted until 1972. In 1961, Allen added the role of Chairman. He became Chairman and Chief Executive Officer in 1972. He served the Bank as its most senior executive for seventeen years, before retiring as CEO in 1977, and a year later as Chairman in 1978.

Under his progressive leadership, he led the Bank through many significant changes, including the merger of The Dominion Bank with the Bank of Toronto in 1955. He also oversaw the Bank in adopting a culture of change and innovation – which included the introduction of its Green Machine automated banking system. Among his most visible legacies was the construction of world-renowned architect Mies van der Rohe's TD Centre in the early 1960's, an important contribution to the regeneration of Toronto's downtown city core.

Allen remained as an advisor to TDBFG's management following his retirement, and was also extremely active outside of the Bank. He served as President of the International Monetary Conference and as Chairman of the much-lauded Royal Commission on Financial Management and Accountability in the Federal Public Service, which became more fittingly known as the Lambert Commission. Additionally, he continued to serve within the Canadian business community, as a contributing member to the Board of Directors of several significant Canadian companies.

Allen Lambert was an Officer of the Order of Canada, received numerous honourary degrees from several Canadian institutions and made significant contributions to many charitable causes.

He passed away peacefully and unexpectedly at home in Toronto on October 25, 2002 at the age of 90.

Under the arrangement, we are providing the operational and settlement platform to The Royal Bank of Scotland and NatWest customers for the execution of share transactions. We have extensive experience in this area and expect to benefit from increased order flow.

Across our wealth business, we believe that we have taken the right steps and have the right strategy in place – one that will allow us to be profitable in difficult markets and realize significant upside in improved markets.

Our challenge now is to deliver – we intend to do that through a combination of more aggressive growth in Investment Advisors and Financial Planners, supported by superior service and cross-sell strategies, and by becoming more competitive on costs and technology.

Poised for Growth

Going forward, our banking franchise is on solid ground and has significant earnings power – even when operating in extremely difficult circumstances and when faced with unexpected challenges.

Our personal and commercial business is strong, we have adopted a new strategy for our wholesale banking operation and we have repositioned our wealth management business.

Our commitment to growing and strengthening our Bank has never been stronger. So, too, is our determination to build a better bank – one that provides superior service and is capable of meeting and exceeding customer expectations.

Underpinning all that we do is a rigorous and unrelenting emphasis on operational excellence. For us, this means everyone within our organization knowing their business and their customer. It also means adhering to meaningful processes that support all of our activities.

Our mandate is straightforward:

- to be the best run bank in Canada and one of the best globally;
- to be known and recognized for being a leader in corporate governance best practices;
- to stand out for delivering customer and employee satisfaction;
- and, for delivering consistent value for our shareholders.

On behalf of management, we would like to thank the Board of Directors for their continued guidance, our great team of employees – *now over 42,000 strong* – for their dedication and our shareholders for their ongoing support.

Together, we *are* building a better bank – a leading Canadian-based North American financial institution that is prepared for the future.

A. Charles Baillie
Chairman of the Board

W. Edmund Clark
President and
Chief Executive Officer

Toronto
January 23, 2003

Ed Clark | Charlie Baillie





Management's discussion and analysis of operating performance (MD&A) gives you management's perspective on performance of our businesses, the economy, and how we manage risk and capital.

This annual report may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TDBFG. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include but are not limited to legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TDBFG operates. These and other factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. TDBFG does not undertake to update any forward-looking statements.

How we performed

How the Bank reports

The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and are presented on pages 43 to 79 of this annual report. The Bank refers to results prepared in accordance with GAAP as the **"reported basis"**.

In addition to presenting the Bank's results on a reported basis, the Bank also utilizes the **"operating cash basis"** to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of special items. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business. Prior year results excluded special items resulting from restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001, Newcrest in the first quarter 2001 and Canada Trust in the second quarter 2000), the effects of future tax rate reductions on future tax balances in the first and third quarter 2001, and the effect of real estate gains and general allowance increases in the first and second quarter 2001. The Bank views these restructuring costs and special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of underlying trends. In addition, the Bank also excludes non-cash charges related to goodwill and identified intangible amortization from business combinations. Excluding the non-cash amortization charges for goodwill and intangibles ensures comparable treatment between periods and treats goodwill and identified intangibles in a similar manner. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table on the following page provides a reconciliation between the Bank's operating cash basis results and its reported results.

Reconciliation of operating cash basis results to reported results

(millions of dollars)	2002	2001	2000
Net interest income (TEB)	**$ 5,522**	$ 4,636	$ 3,804
Provision for credit losses	**(2,925)**	(620)	(480)
Other income	**4,889**	6,097	6,400
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**(6,754)**	(6,925)	(6,307)
Income before provision for income taxes and non-controlling interest in subsidiaries	**732**	3,188	3,417
Provision for income taxes (TEB)	**(172)**	(981)	(1,322)
Non-controlling interest in net income of subsidiaries	**(34)**	(49)	(77)
Net income – operating cash basis	**$ 526**	$ 2,158	$ 2,018
Preferred dividends	**(84)**	(83)	(56)
Net income applicable to common shares – operating cash basis	**$ 442**	$ 2,075	$ 1,962
Special increase in general provision, net of income taxes	**–**	(208)	–
Gain on sale of mutual fund record keeping and custody business, net of income taxes	**32**	–	–
Gains on sale of investment real estate, net of income taxes	**–**	275	–
Restructuring costs, net of income taxes	**–**	(138)	(271)
Income tax expense from income tax rate changes	**–**	(75)	–
Net income applicable to common shares – cash basis	**474**	1,929	1,691
Non-cash goodwill amortization, net of income taxes	**–**	(189)	(133)
Non-cash intangible amortization, net of income taxes	**(634)**	(440)	(589)
Net income (loss) applicable to common shares – reported basis	**$ (160)**	$ 1,300	$ 969
(dollars)			
Basic net income per common share – operating cash basis	**$ .69**	$ 3.31	$ 3.16
Diluted net income per common share – operating cash basis	**.68**	3.27	3.12
Basic net income (loss) per common share – reported basis	**(.25)**	2.07	1.56
Diluted net income (loss) per common share – reported basis	**(.25)**	2.05	1.53

Certain comparative amounts have been reclassified to conform with current year presentation.

Net income

In its simplest terms, net income is the "bottom line" – revenues less expenses, loan losses and income taxes.

In 2002, operating cash basis net income was $526 million, compared with $2,158 million in 2001 and $2,018 million in 2000. On an operating cash basis, basic earnings per share was $.69 in 2002 compared with $3.31 in 2001 and $3.16 in 2000. Diluted earnings per share on an operating cash basis was $.68 in 2002 compared with $3.27 in 2001 and $3.12 in 2000. Operating cash basis return on total common equity was 3.6% in 2002 compared with 18% in each of 2001 and 2000.

Reported net loss applicable to common shares was $160 million in 2002, compared with reported net income applicable to common shares of $1,300 million in 2001 and $969 million in 2000. Reported basic loss per share was $.25 in 2002 compared with reported basic earnings per share of $2.07 in 2001 and $1.56 in 2000. Reported diluted loss per share was $.25 in 2002 compared with reported diluted earnings per share of $2.05 in 2001 and $1.53 in 2000. Reported return on total common equity was (1.3)% in 2002 compared with 11.3% in 2001 and 8.9% in 2000.

Operating cash basis net income (loss) by segment

(millions of dollars)


$1,200
800
400
0
400
800
00
01
02
TD Canada Trust
TD Securities
TD Wealth Management

Our total economic loss was $921 million in 2002 compared with total economic profit of $685 million in 2001 and $639 million in 2000. Beginning in fiscal 2000 we have utilized economic profit as a tool to measure shareholder value creation. Economic profit is our operating cash basis net income applicable to common shares after providing a charge for economic capital. For 2002, the rates applied for each of our businesses were 10% for TD Canada Trust, 12% for TD Securities and 14% for the discount brokerage business and 10% for the wealth management business within TD Wealth Management. For years prior to 2002, the rates applied for each of our businesses were 11% for TD Canada Trust, 13% for TD Securities, 15% for the discount brokerage business and 11% for the wealth management business within TD Wealth Management. The economic capital for each business includes a portion required for goodwill and net intangible assets, so that all of our common equity is allocated to our business segments.

Economic profit (loss)

(millions of dollars)


$500
0
-500
-1,000
-1,500
00
01
02
TD Canada Trust
TD Securities
TD Wealth Management

Net interest income (TEB)

We calculate net interest income by adding the interest and dividends we earn from loans and securities, and subtracting the interest we pay on deposits and other liabilities.

Net interest income is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its equivalent before tax value. This allows us to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with other institutions.

See supplementary information **page 35 and 36, tables 2, 3 and 4**

Net interest income (TEB) was $5,522 million in 2002, a year-over-year increase of $886 million or 19%. Net interest income reported by TD Securities increased by $610 million as compared with the prior year, primarily related to the $605 million increase in interest income from trading securities. Net interest income at TD Canada Trust increased by $107 million as compared with the prior year. The increase at TD Canada Trust was attributable to personal loan volumes, excluding securitizations, which increased by $5 billion, and the net interest margin improvement of four basis points to 3.42%.

Net interest income (TEB) was $4,636 million in 2001, a year-over-year increase of $832 million or 22%. The increase in net interest income was a result of a $3 billion increase in TD Canada Trust's personal loan volumes, excluding securitizations, and the full year impact of Canada Trust, compared with only nine months in fiscal 2000. In addition, an increased level of interest income from trading activity at TD Securities generated an increase in total net interest income.

Net interest income (TEB)
(millions of dollars)


$6,000
4,800
3,600
2,400
1,200
0
98
99
00
01
02

Other income

Other income represents all of our income other than net interest income. Sources of other income include revenues from trading activities, brokerage fees, mutual fund management fees, service fees, income from securitized loans and other revenue.

See supplementary information **pages 36 and 37, tables 5 and 6**

Other income was $4,889 million in 2002, a decrease of $1,208 million or 20% from 2001, after excluding special gains from the sale of the Bank's mutual fund record keeping and custody business in 2002 and special gains from the sale of certain investment real estate assets in 2001. During the year, the Bank sold its mutual fund record keeping and custody business and recorded a pre-tax gain of $40 million. During fiscal 2001, the Bank sold certain investment real estate for a pre-tax gain on sale of $350 million, net of deferrals. The Bank has excluded these special gains in analyzing its performance as they are not recurring events. Reported other income was $4,929 million for 2002, a decrease of $1,518 million from 2001.

Trading income reported in other income decreased by $789 million in 2002, while trading related income generated by TD Securities – which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income – was $1,353 million for the year, a decrease of $184 million or 12% as compared with 2001. This was a solid performance given the decrease in market volatility, the continued slowdown in corporate origination activity and weak credit markets experienced during 2002. The investment securities portfolio realized net gains of only $26 million in 2002. This represents a significant decrease from net investment securities gains of $216 million in 2001. The decrease is primarily attributable to weaker equity markets leading to fewer exit opportunities. Overall, the equity investment securities portfolio continued to have a surplus over its book value of $228 million compared with $370 million at the end of 2001. The decline in other income also reflects a decrease in self-directed brokerage revenues of $80 million, or 8%, compared with 2001. This decrease reflects a 15% drop in average trades per day to 98,900 from 116,000 a year ago. Income from loan securitizations decreased by $54 million, or 20%, as compared with a year ago, as a result of lower levels of securitized assets. Partially offsetting this decline in other income was a year-over-year increase in insurance revenues of $49 million or 15%. Also contributing to the overall decline in other income was a decrease in property rental income of $52 million as the Bank sold substantially all of its investment real estate in fiscal 2001.

Reported other income was $6,447 million in 2001, an increase of $47 million, or .7%, from 2000. After excluding the special gains from the sale of certain investment real estate assets in 2001, other income was $6,097 million for the year, a decrease of $303 million or 5% from 2000. The decline in other income in 2001 reflects a significant decrease in self-directed brokerage revenues of $519 million or 34%. This decrease reflects a 38% drop in average trades per day to 116,000 in 2001 from 188,000 in 2000. In 2001, net investment securities gains decreased by $166 million or 43%. While trading income reported in other income increased by only $93 million or 8% in 2001, trading related income (including net interest income on trading securities) generated by TD Securities increased by $599 million or 64% to $1,537 million. In addition, retail banking was a strong contributor to other income in 2001. Insurance revenues reached $326 million, up $128 million or 65% from fiscal 2000. Card services, retail credit fees and service fees were up $159 million or 19%, reflecting growth in the business and a full year's results for Canada Trust as compared with only nine months in 2000.

Operating cash basis other income

(billions of dollars)


$3.0
2.5
2.0
1.5
1.0
0.5
0
98
99
00
01
02
Trading income
Net investment securities gains
Credit fees
Investment and securities services
Other

Expenses

Expenses include non-interest expenses, such as salaries, occupancy and equipment costs, and other operating expenses.

See supplementary information **page 37, table 7**

In 2002, total operating cash basis expenses decreased by $171 million or 2% from 2001 to $6,754 million, primarily as a result of lower incentive compensation expenses at TD Securities. TD Wealth Management also contributed to the decrease in the salaries and employee benefits, evidencing the results of its discount brokerage restructuring initiatives. For fiscal 2003, the Bank will apply the fair value method of accounting for stock options. For details see Note 23 on page 79 of the Bank's consolidated financial statements.

Operating cash basis expenses exclude non-cash goodwill and purchase-related intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. During the fourth quarter of fiscal 2001, TD Securities announced a restructuring of its operations, which resulted in pre-tax restructuring costs of $130 million, primarily related to employee severance. In fiscal 2001, the Bank incurred pre-tax restructuring costs of $54 million related to TD Waterhouse and $55 million related to the acquisition of Newcrest. In fiscal 2000, the Bank incurred pre-tax restructuring costs of $475 million related to the acquisition of Canada Trust. On a reported basis, expenses decreased by $902 million from 2001 to $7,752 million. In fiscal 2002, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $998 million compared with $1,490 million last year. Beginning in fiscal 2002, the Bank discontinued the amortization of goodwill as a result of the adoption of the new accounting standard on goodwill and intangible assets.

In 2001, total operating cash basis expenses increased by $618 million or 10% to $6,925 million from 2000. The increase in operating cash basis expenses related to higher performance-driven compensation tied to TD Securities' strong results in 2001, an increase in the number of employees needed to support the retail branch conversions and higher business activity at TD Canada Trust. Reported expenses increased by $527 million or 6% to $8,654 million in 2001. In fiscal 2001, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $1,490 million, compared with $1,345 million in 2000. The increase in 2001 reflects a full year of goodwill and intangible amortization from the Canada Trust acquisition, compared with only nine months in 2000. On an after-tax basis, however, the increase in goodwill and intangible amortization was offset by future income tax benefits related to federal and provincial tax rate reductions. As a result, the after-tax impact of goodwill and intangible amortization for 2001 was $629 million compared with $722 million in 2000.

Operating cash basis expenses

(billions of dollars)


$8
6
4
2
0
98
99
00
01
02

Efficiency ratio

The efficiency ratio measures the efficiency of our operations. It's calculated by taking expenses (excluding non-cash goodwill and purchase-related intangible amortization and restructuring costs) as a percentage of total revenue (excluding special items). The lower the percentage, the greater the efficiency.

See supplementary information **page 37, table 7**

On an operating cash basis, the Bank's overall efficiency ratio weakened to 64.9% in 2002 from 64.5% in 2001 and 61.8% in 2000. The Bank's overall efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which had an efficiency ratio of 58.9% this year as compared with 59.6% in 2001 and 60.9% in 2000, after excluding non-cash items and funding costs for the acquisition of Canada Trust. On a reported basis, the Bank's overall efficiency ratio improved to 74.2% from 78.1% in 2001 and 79.6% in 2000. The improvement was a result of the discontinuation of the amortization of goodwill, lower intangible amortization and no restructuring costs in fiscal 2002.

Operating cash basis efficiency ratio

(percent)


65%
64
63
62
61
60
98
99
00
01
02

Taxes

The Bank carries on many businesses in many different locations with differing outcomes, resulting in a mix of tax payments and tax recoveries. The Bank continues to pay significant amounts of tax to governments across Canada. Supplementary table 8 on page 38 lists the various taxes we've paid over the past five years.

Note 12 of the Bank's consolidated financial statements sets out the key tax measurements under generally accepted accounting principles. It should be noted that for the year just ended, taxes of approximately $4.5 million are required to change the effective income tax rate by one percentage point as compared with $13 million last year and $14 million in 2000.

While the rate of reduction of Canadian corporate taxes has slowed, it still holds promise for lower future taxes. However, as governments tend to tax income before it is recognized for accounting purposes, the decline in rates tends to increase tax expense as this prepayment of taxes will be recovered at lower tax rates.

In the ordinary course, future tax assets tend to increase in banks. This trend was accelerated by the substantial sectoral loan provisions recorded in 2002. Together with the amortization of purchase-related intangibles (which decreased our future tax liability), this increase led to the creation of a net future tax asset. The effective use of this asset is dependent upon a return to ordinary levels of profitability, particularly in the Bank's U.S. operations.

Balance sheet

See Consolidated balance sheet **page 44**

Total assets were $278 billion at the end of the year, $10 billion or 3% lower than as at October 31, 2001. Lower volumes from trading securities contributed $13 billion to the decrease in total assets with securities purchased under resale agreements representing $7 billion of the decrease. Personal loans, including securitizations, increased by $3 billion, primarily attributable to a solid performance in real estate secured lines of credit at TD Canada Trust. At the end of the year, residential mortgages, including securitizations, increased by $2 billion from last year end to $69 billion.

As at October 31, 2002, wholesale deposits decreased by $11 billion and securities under repurchase agreements decreased by $6 billion as compared with October 31, 2001. Personal non-term deposits grew by $4 billion from October 31, 2001 to reach $51 billion at the end of fiscal 2002, with TD Canada Trust accounting for the majority of this increase. Personal term deposits remained unchanged at $50 billion compared with the prior year.

The Bank also enters into structured transactions on behalf of clients which result in assets recorded on the Bank's consolidated balance sheet for which market risk has been transferred to third parties via total return swaps. As at October 31, 2002, assets under such arrangements amounted to $12 billion (2001 – $11 billion). The Bank also acquires market risk on certain assets via total return swaps, without acquiring the cash instruments directly. Assets under such arrangements amounted to $3 billion as at October 31, 2002 (2001 – $6 billion). Market risk for all such positions is tracked and monitored, and regulatory market risk capital is required.

See Note 15 of the Bank's consolidated financial statements for more details of derivative contracts.

Off-balance sheet arrangements

Special purpose entities

Loan securitizations are an important part of the financial markets, providing market liquidity by facilitating investor access to specific portfolios of assets and risks. In a typical loan securitization structure, the Bank sells assets to a special purpose entity (SPE) and the SPE funds the purchase of those assets by issuing securities to investors. SPEs are typically set up for a single, discrete purpose, are not operating entities and usually have no employees. The legal documents that govern the transaction describe how the cash earned on the assets held in the SPE must be allocated to the investors and other parties that have rights to these cash flows.

In the normal course of operations, the Bank securitizes residential mortgages, personal loans and credit card loans to diversify its sources of funding and to optimize the management of its balance sheet. Bank-originated securitized assets not included on the consolidated balance sheet amounted to $15 billion compared with $18 billion a year ago. Further details are provided in Note 4 of the Bank's consolidated financial statements.

In addition, the Bank sells trading securities to SPEs in conjunction with its balance sheet management strategies. The Bank does not retain effective control over the assets sold. Assets sold under such arrangements at October 31, 2002 amounted to $5 billion (2001 – $2 billion). The Bank enters into total return swaps with the sale counterparties in respect of the assets sold. Market risk for all such transactions is tracked and monitored, and market risk capital is required.

The Bank also assists its clients in securitizing their financial assets. The Bank may provide administrative, credit enhancement or liquidity facilities to the resulting SPEs. The Bank does not provide employees to the SPEs, nor does it have ownership interests in these SPEs and all fees earned in respect of these activities are on a market basis.

Lending-related commitments and contractual obligations

Details of off-balance sheet lending-related commitments by remaining maturity and contractual obligations relating to subordinated notes and debentures, and operating lease commitments are disclosed in supplementary table 17 on page 42 of this annual report.

Critical accounting policies

The Bank's accounting policies are essential to understanding its results of operations and financial condition. A summary of the Bank's significant accounting policies is presented in Note 1 of the Bank's consolidated financial statements beginning on page 48 of this annual report. Some of the Bank's policies require subjective, complex judgements and estimates as they relate to matters that are inherently uncertain. Changes in these judgements or estimates could have a significant impact on the Bank's financial statements. The Bank has established effective control procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well controlled and occur in an appropriate and systematic manner. In addition, the Bank's critical accounting policies are reviewed with the Audit and Risk Management Committee (now the Audit Committee) on a periodic basis. Critical accounting policies that require management's judgements and estimates include accounting for loan losses, accounting for the fair value of financial instruments held in trading portfolios, accounting for income taxes, the valuation of investment securities, accounting for loan securitizations, and the valuation of goodwill and intangible assets.

Accounting for loan losses

Accounting for loan losses is an area of importance given the significant size of the Bank's loan portfolio. The Bank has three types of allowances against loan losses – specific, sectoral and general. Loan impairment is recognized when the timely collection of all contractually due interest and principal payments is no longer assured. Significant judgement is required as to the timing of designating a loan as impaired and the amount of the required specific allowance. Reviews by regulators in Canada and the U.S. bring a measure of uniformity to specific allowances recorded by banks. Sectoral allowances require ongoing judgement as to drawdowns from sectorals to specific loss and the amount of periodic sectoral allowances required. General allowances also require judgement given that the level of general allowances depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators. Note 1(h) of the Bank's consolidated financial statements provides more details.

Accounting for the fair value of financial instruments held in trading portfolios

The Bank's trading securities and trading derivatives are carried at fair value on the consolidated balance sheet with the resulting realized and unrealized gains or losses recognized immediately in other income. The fair value of exchange traded financial instruments is based on quoted market rates plus or minus daily margin settlements. If listed prices or quotes are not available, then the Bank's management applies judgement in the determination of the fair values by using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics, and takes into account factors such as counterparty credit quality, liquidity and concentration concerns. Imprecision in estimating these factors can impact the amount of revenue or loss recorded for a particular position. Notwithstanding the judgement required in fair valuing the Bank's financial instruments, the Bank believes its estimates of fair value are reasonable given the Bank's process for obtaining external market prices, internal model review, consistent application of approach from period to period and the validation of estimates through the actual settlement of contracts.

Accounting for income taxes

Accounting for current income taxes requires the Bank to exercise judgement for issues relating to certain complex transactions, known issues under discussion with tax authorities or transactions yet to be settled in court. As a result, the Bank maintains a tax provision for contingencies and regularly assesses the adequacy of this tax provision.

Future income taxes are recorded to account for the effects of future taxes on transactions occurring in the current period. The accounting for future income taxes also requires judgement in the following key situations:

- Future tax assets must be assessed for recoverability. The Bank believes based on all available evidence, that it is more likely than not that all of the future tax assets recognized will be realized prior to their expiration. The amount of the future income tax asset recognized and considered realizable could, however, be reduced in the near term if projected income is not achieved due to various factors such as unfavourable business conditions.
- Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information.
- The Bank has not recognized a future income tax liability for undistributed earnings of certain international operations as it does not plan to repatriate them. Estimated taxes payable on such earnings in the event of repatriation would be $235 million at October 31, 2002.

Valuation of investment securities

Under Canadian generally accepted accounting principles (GAAP), investment securities are carried at cost or amortized cost and are adjusted to net realizable value to recognize other than temporary impairment. The determination of whether or not other than temporary impairment exists is a matter of judgement. The Bank's management reviews these investment securities regularly for possible other than temporary impairment and this review typically includes an analysis of the facts and circumstances of each investment and the expectations for that investment's performance. Specifically, impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its carrying value, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or the current fair value of the investment is less than its carrying value. However, when a condition indicating an impairment in value for an investment has persisted for a period of three to four years, there is a general presumption that there has been a loss that is other than temporary in nature. This presumption can only be rebutted by persuasive evidence to the contrary.

Accounting for loan securitizations

There are two key determinations that must be made relating to the accounting for loan securitizations. For Bank-originated securitized assets, a decision must be made as to whether the loan securitization should be considered a sale under Canadian GAAP. Canadian GAAP requires that specific criteria be met for the Bank to have surrendered control of the assets and thus recognize a gain on sale. For instance, the securitized assets must be isolated from the Bank and put presumptively beyond the reach of the Bank and its creditors, even in bankruptcy or other receivership. The second key determination to be made is whether the SPE should be consolidated into the Bank's financial statements. Current Canadian GAAP requires consolidation of

SPEs only when the Bank retains substantially all the residual risks and rewards of the SPE. In addition, if the SPE's activities are sufficiently restricted to meet certain accounting requirements, the SPE should not be consolidated by the Bank. Under Canadian GAAP, all of the Bank-originated assets transferred to SPEs meet the criteria for sale treatment and non-consolidation. However, it should be noted that both the Canadian Accounting Standards Board and the U.S. Financial Accounting Standards Board have issued similar exposure drafts relating to the consolidation of SPEs. See Note 23 to the Bank's consolidated financial statements for more details.

Valuation of goodwill and intangible assets
Under Canadian GAAP, goodwill is not amortized, but is instead assessed for impairment at the reporting unit level on at least an annual basis. Goodwill is assessed for potential impairment using a two step approach with the first step being to assess whether the fair value of the reporting unit to which the goodwill is associated is less than its carrying value. When the fair value of the reporting unit is less than the carrying value, a second impairment test is performed. The second test requires a comparison of the fair value of goodwill to its carrying amount. If the fair value of goodwill is less than its carrying value, goodwill is considered impaired and a charge for impairment must be recognized immediately. The fair value of the Bank's reporting units are determined from internally and externally developed valuation models. These models consider various factors such as normalized and projected earnings, price earnings multiples and discount rates. The Bank's management uses judgement in estimating the fair value of reporting units and imprecision in estimates can affect the valuation of goodwill.

Intangible assets that derive their value from contractual customer relationships or that can be separated and sold, and have a finite useful life are amortized over their estimated useful life. Determining the estimated useful life of these finite life intangible assets requires an analysis of the circumstances and judgement by the Bank's management. Finite life intangible assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. See Note 5 to the Bank's consolidated financial statements for more details.

Controls and procedures
An evaluation was performed under the supervision and with participation of the Bank's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Bank's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission (SEC), within 90 days prior to the filing of this annual report. Based on that evaluation, the Bank's management, including the CEO and CFO, concluded that the Bank's disclosure controls and procedures are effective. As of the filing of the annual report, there have been no significant changes in the Bank's internal controls or in other factors that could significantly affect the Bank's internal controls subsequent to the date of the evaluation.

How our businesses performed

The Bank's operations and activities are organized around the following operating business segments: TD Canada Trust, TD Securities and TD Wealth Management.

TD Canada Trust is a leader in personal and commercial banking in Canada with about 10 million personal, small business and commercial customers. TD Canada Trust provides a full range of financial products and services to our personal customers – anywhere, anytime – through the telephone, the web, more than 2,600 automated banking machines, and our network of 1,154 branches conveniently located across the country offering the best banking hours in the business. TD Canada Trust also provides lending, deposit, savings and investment products to Canadian businesses, plus a full range of day-to-day banking, cash management, trade and treasury services.

TD Securities is a leading Canadian wholesale bank serving corporate, government and institutional clients around the world. TD Securities has developed a strong, diverse customer base with its proven ability to meet client needs by combining its knowledge and experience with a full range of capital markets and investment banking products and services that include:

- advice on corporate strategy
- underwriting and distributing capital
- structuring tailored risk management solutions
- executing financial transactions.

TD Wealth Management is one of Canada's largest asset managers, advisors and distributors of investment products, with $112 billion in assets under management and $234 billion in assets under administration. Also, TD Wealth Management provides mutual funds, pooled funds, segregated account management, full-service brokerage services and self-directed investing to retail, mass affluent and private client segments. In addition, investment management services are provided to pension funds, corporations, institutions, endowments, and foundations. TD Mutual Funds manages approximately $29 billion in 61 retail mutual funds and 30 managed portfolios for Canadian investors. TD Waterhouse discount brokerage is a world leader in self-directed investing, serving customers both directly and through joint ventures in Canada, the United States, the United Kingdom, Australia, India, Singapore, Hong Kong and Luxembourg. In July 2002, TD Bank Financial Group launched a new integrated approach to wealth management in Canada bringing together Financial Planning, Discount Brokerage and Investment Advice under the TD Waterhouse brand.

Results of each business segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. The Bank utilizes the "cash basis" to measure and evaluate the performance of each segment. Cash basis results excludes non-cash charges related to goodwill and identified intangible amortization from business combinations. For further details see Note 18 on page 71 of the Bank's consolidated financial statements.

TD Canada Trust

A leader in personal and commercial banking in Canada with about 10 million personal, small business and commercial customers.

Retail	TD Canada Trust, TD Commercial Banking, TD Insurance, TD Meloche Monnex

Overall business strategy

- Establish a superior brand-based customer experience built on delivering best-in-class service.
- Leverage exceptional service and large customer base to achieve superior financial results through:
  - lower than average customer attrition rates.
  - economies of scale to achieve low cost production.
  - growth in revenues from under-penetrated businesses.
  - increased share of business from current customers.

Challenges in 2002

- Integration execution issues that affected our customer satisfaction during the first half of the year.
- Impact of the branch merger program on volume growth and market share.
- Post-conversion payment collection and processing issues increased credit losses during the first half of the year but were resolved by the end of the second quarter.

Achieving a new high in customer satisfaction, as measured by our Retail Branch Customer Satisfaction Index.

2002 Highlights

- Achieving a new high in customer satisfaction, as measured by our Retail Branch Customer Satisfaction Index (CSI), following the resolution of the key post-conversion integration issues.
- Meeting our branch merger targets by completing 146 branch mergers in the year and 238 mergers since the acquisition of Canada Trust. With the program 91% complete, we have achieved significant expense synergies while increasing average branch hours.
- Building a better bank by investing in systems and processes to support our customer service model while maintaining tight control on expenses.

Business outlook and focus for 2003

- Improve revenue growth:
  - expect growth in overall industry volumes in the 3% to 5% range.
  - have set targets to improve market share based on our customer service strategy.
  - higher growth in small business banking and commercial banking.
  - higher growth in insurance – both home and auto insurance offered by TD Meloche Monnex and creditor and life insurance.
- Keep expense growth less than revenue growth:
  - tight expense management.
  - realize remaining integration synergies.
  - improve systems and processes in support of customer service model.
- Efficiency ratio goal is 57.8% for 2003 on an operating cash basis and excluding funding costs related to the Canada Trust acquisition.

Review of financial performance for the year

TD Canada Trust reported modest 2% growth in cash basis earnings for 2002 following strong growth in earnings during 2001. This was a year of transition following the completion of the conversion of TD Bank and Canada Trust in August 2001. A number of post-conversion execution issues that affected our customer satisfaction were worked through during the year. In addition, a major program of branch mergers across the country disrupted the branch network. These factors hampered revenue growth, added to expenses and increased credit losses.

Total revenue grew 2% in 2002 compared with the prior year. Core deposits, business deposits, credit cards, creditor insurance, and home and auto insurance offered though TD Meloche Monnex were the main contributors to revenue growth. Revenue from term deposits, commercial lending and mutual fund sales decreased on lower volumes. Interest margins remained relatively stable throughout the year as a result of interest rate risk hedging programs. Average volume growth for 2002 was $4.5 billion or 4.5% for personal lending, $3.0 billion or 3.9% for personal deposits, $3.8 billion or 20.0% for business deposits and $169 million or 28% for TD Meloche Monnex insurance premiums while commercial lending contracted by $1.2 billion or 8.4%.

Growth in cash basis expenses was limited to 1% in 2002 compared with the prior year. Expenses in 2001 were impacted by costs associated with the conversion of the branch network and systems. During 2002, expense synergies were realized through branch mergers, however investments were made in customer service and process improvement initiatives following the conversions. Higher rates of expense growth were experienced in pension and benefit costs as well as in fast growing TD Meloche Monnex. The cash basis efficiency ratio for the year of 58.9%, an improvement of .7 percentage points over 2001, compares with our goal for the year of 58.5%.

> During 2002, expense synergies were realized through branch mergers, however investments were made in customer service and process improvement initiatives following the conversions.

The provision for credit losses for 2002 of $505 million was $125 million or 33% higher than 2001. Approximately half of this increase was from small business and commercial lending returning to more normal loss levels following low losses in 2001. Losses in 2002 also included the impact of processing and collection issues that arose following conversion.

During 2002, we experienced market share declines in mortgages, term deposits and mutual funds as a result of discount pricing by competitors, integration issues and branch mergers. By year end, this trend in market share had begun to stabilize. Efforts to address expected disruption caused by the integration were successful as evidenced by the improvement in our Retail Branch Customer Satisfaction Index (CSI). The CSI score improved by 4.4 percentage points from the start of the year to 84.4% and exceeded the pre-conversion level. With this improvement in customer satisfaction and the branch merger program substantially complete, we are well positioned to maintain and grow market share in a profitable manner going forward.

Cash basis net income
(millions of dollars)


$1,200
1,000
800
600
400
200
0
00
01
02
$1,114 million

Cash basis efficiency ratio
(percent)


80%
60
40
20
0
00
01
02
58.9 percent

Economic profit
(millions of dollars)


$500
400
300
200
100
0
00
01
02
$450 million

Financial results of key product segments within TD Canada Trust

Real estate secured lending

- Offers mortgages and home equity secured lines of credit through branches and other sales channels.
- Highlights for 2002 include:
  - growing average volumes by $4.3 billion or 5%.
  - introducing over 40 process improvements designed to enhance the customer's mortgage purchase and renewal experience.
  - launching the new Great Rate Mortgage – a less than prime variable rate mortgage with lock-in capability at guaranteed favourable rates.
- 2002 proved to be a buoyant year for real estate in both home purchase and refinance activity.
- Process challenges earlier in the year stemming from integration activities and a highly competitive mortgage market contributed to a market share decline of approximately one percentage point despite a 40% increase in mortgage origination volume.
- Market share stabilized towards the end of the year as customers responded to our service improvements.
- Looking forward, the industry will continue to be extremely competitive due to the historical low interest rates, the growing influence of mortgage brokers and the emergence of non-traditional mortgage providers.
- Objectives for 2003 are to maintain market share and grow volume and revenue by continuing to improve the mortgage process and introducing new products designed to enhance our customer's comfortable real estate financing experience.



Revenues

(millions of dollars)	2002	2001	Growth
Real estate secured lending	$ 745	$ 697	7%
Personal deposits	1,941	1,940	–
Small business banking	667	641	4
Commercial banking	617	627	(2)
Consumer lending	1,107	1,027	8
Insurance	411	352	17
Other[1]	280	355	(21)
Total	$ 5,768	$ 5,639	2%

[1] Other revenue includes internal commissions on sales of mutual funds and other TD Wealth Management products, fees for foreign exchange, safety deposit box rentals and other branch services. The funding costs for the Canada Trust acquisition is also included in Other. Revenues in 2001 also include certain revenues that are of a non-recurring nature.

Personal deposits

- Offers a complete range of Canadian and U.S. dollar chequing, savings and term investment vehicles designed to promote primary banking relationships.
- During 2002, the industry experienced strong growth in non-term deposits as customers opted for guaranteed returns and liquidity against a backdrop of declining equity markets and an uncertain economic environment.
- We maintained the number one position in personal deposit market share as our overall share improved on growth in average non-term volumes of 24% (primarily savings) partly offset by a decline in average term volumes of 6%.
- We do not expect the strong non-term deposit volume growth to repeat in 2003, however we do expect a turnaround in term deposit volumes as customers switch back to term products as interest rates increase from historic lows.

Consumer lending

- Offers Lines of Credit, Loans, Overdraft Protection products and a wide selection of Visa credit cards including Classic, Premium and Rewards cards such as the GM Visa card and the TD Gold Travel Visa card.
- Revenue growth in 2002 came from credit cards while revenues and volumes from other products were flat.
- Provision for credit losses increased during the year due to seasoning of our unsecured lending portfolio following two years of strong growth, as well as operational and collection issues following the merger (which were successfully resolved by the end of the second quarter).
- Strengthening and deepening relationships with existing customers, pricing for risk and striving to grow low risk business to generate shareholder value will be the key initiatives in 2003.

Small business banking and merchant services

- Provide lending, deposit, and electronic banking services for small businesses as well as credit/debit card point of sale services.
- As our small business market share is below our share for personal banking products, this is a business that we have targeted for higher growth.
- In 2002, market share grew with average lending and deposit volumes increasing by 8% and 17% respectively on improved customer satisfaction scores.
- We will continue to build on this momentum in 2003 and have set a double-digit revenue growth target for the year.

Commercial banking

- Provide lending, deposit, cash management and other services for mid-market businesses.
- Highlights for 2002 include:
  - successfully completed the first phase of the migration of cash management services to the web.
  - achieved strong growth in commercial deposits, increasing average volume by $2.1 billion or 24%.
  - realized a loan loss ratio of .19% well within the target and improved the credit quality of the loan portfolio.
- Average lending volume decreased by $1.2 billion or 8% in 2002 as the economic environment discouraged our customers' capital expenditures.
- Focus for 2003 is to continue to emphasize deposit growth and maintain a disciplined use of our capital.

Insurance

Offer a broad range of insurance products through the TD Insurance and TD Meloche Monnex brands, including credit protection coverage on TD Canada Trust lending products.

In 2002 total premiums collected surpassed the one billion dollar mark for the first time. Other key highlights and outlook are as follows:

TD Life Group

- Grew revenue by 10% year-over-year.
- Significantly improved the creditor insurance sales experience in the branches through a major systems automation initiative that will lead to further growth in 2003.
- Pursuing continued growth in critical illness insurance, now providing protection to over 400,000 individuals, giving us a leadership position in Canada.

TD Meloche Monnex

- Provides insurance services to almost 520,000 clients and is the largest group insurer for home and auto in Canada through affinity arrangements with professional and university alumni organizations.
- Despite poor industry results at the bottom of the traditional underwriting cycle, TD Meloche Monnex grew premium volume by 28% and net revenue by 25% over the prior year and achieved a direct expense ratio of 21%, which is well below industry average.
- Our objective is to achieve double-digit revenue growth in 2003, building on 2002 sales growth, industry pricing increases and a continued emphasis on service and quality products.

TD Insurance

- Cater to TD customers, members of employer groups and a broader clientele under the banner of TD Insurance through a direct marketing approach, including e-commerce, direct mail and telephone.
- Developed a successful web-based application, which is now responsible for 25% of new auto and home insurance sales and 35% of new individual life insurance sales.
- Targeting continued strong growth in the employer market and direct marketing sales, particularly e-commerce driven.

TD Canada Trust

(millions of dollars)	**2002**	2001	2000
Net interest income (TEB)	**$ 4,058**	$ 3,951	$ 3,265
Other income	**1,710**	1,688	1,438
Total revenue	**5,768**	5,639	4,703
Provision for credit losses	**505**	380	332
Non-interest expenses excluding non-cash goodwill/intangible amortization	**3,501**	3,467	2,944
Income before taxes	**1,762**	1,792	1,427
Provision for income taxes (TEB)	**648**	702	602
Net income – cash basis	**$ 1,114**	$ 1,090	$ 825
Selected volumes and ratios			
Average loans and customers' liability under acceptances (billions of dollars)	**$ 99**	$ 91	$ 81
Average deposits (billions of dollars)	**103**	97	86
Economic profit	**450**	369	213
Full-time equivalent staff at October 31	**28,452**	30,538	27,902
Return on economic capital – cash basis[1]	**27%**	29%	24%
Efficiency ratio – cash basis[1]	**58.9%**	59.6%	60.9%

[1] Excludes Canada Trust acquisition funding costs.

TD Securities

A leading Canadian wholesale bank serving corporate, government and institutional clients around the world.

Wholesale	Corporate banking, Investment banking, Debt capital markets Institutional equities, Foreign exchange, Private equity

Overall business strategy

- Continue to invest in capital market businesses which support the needs of core customers and provide opportunities for high growth.
- Deliver full suite of capital market services for our established customer base in Canada.
- Operate as a niche investment bank outside of Canada by leveraging product capabilities and sector expertise.
- Selectively use credit to support high return relationships.
- Significantly reduce corporate lending risk.

Challenges in 2002

- Significant deterioration in credit quality, especially within the telecommunications and utilities sectors.
- Weak investor and corporate activity levels.
- Economic slowdown in the U.S.

2002 Highlights

- #1 rank in Overall Quality of Equity Sales in Canada by Brendan Wood International.
- #1 rank in Canadian Dollar Short-Dated Swaps and Forward Rate Agreements in *Risk* magazine's 2002 Global Derivatives Rankings.
- Lead advisor to Clarica on its merger with Sun Life.
- Segmentation of the corporate lending business into core and non-core with the objective of having lower lending levels in the future.

Business outlook and focus for 2003

- Reduce total capital employed in the global corporate lending business as the non-core portfolio declines.
- We are cautiously optimistic that heightened regulatory monitoring and review will spark a recovery in investor and corporate confidence leading to stronger corporate activity.
- Increased customer profitability.

Review of financial performance for the year

Financial results for the year were adversely affected by weak credit conditions and a strained operating environment resulting from heightened investor concerns over corporate governance issues and lingering geopolitical risks. On a cash basis, TD Securities reported a net loss of $663 million in fiscal 2002 compared with net income of $914 million in the prior year. The decline was due primarily to an increase in provisions for credit losses, which had an after-tax impact of approximately $1,400 million.

Significant declines in trading volumes, deterioration in equity markets, widening credit spreads and weak corporate activity led to lower revenues in 2002. Total revenue was $2,655 million, a decline of $482 million or 15% from revenues of $3,137 million in 2001.

Provisions for credit losses rose sharply to $2,490 million in 2002, a $2,163 million increase from $327 million in 2001. The increase was mainly related to significant credit deterioration in the telecommunications and utility sectors, exposures to companies impacted by malfeasance and the fallout from the political instability in Argentina. During the year, we established $1,450 million of sectoral provisions related to loans in the non-core portfolio. At year end, we had drawn down $185 million of the sectoral allowance to establish specific allowances.

Cash basis expenses of $1,232 million were $136 million below 2001 expenses of $1,368 million. The decline in expenses was driven by lower variable compensation, offset partially by additional investment in technology and risk management.

Fiscal 2002 was a very disappointing year for TD Securities. While revenues proved to be relatively resilient in what was arguably the most challenging environment in the past 10 years, we experienced record credit losses. We are taking decisive steps to better manage our credit exposures.

Our announcement in November 2002 to separate the corporate lending business into core and non-core components signaled a sharpened focus in extending credit. Core lending will be used strategically to support broad-based relationships which can meet or exceed our hurdle rates of return. This approach is consistent with our strategy to continue to grow our strong, full-service franchise in Canada and to build relationships outside of Canada by leveraging our industry expertise as well as our strength in product structuring, trade execution and distribution.

Fiscal 2002 was a very disappointing year for TD Securities. While revenues proved to be relatively resilient in what was arguably the most challenging environment in the past 10 years, we experienced record credit losses.

The separation of our corporate lending business also allows for focused management of the non-core portfolio. Non-core loans and bankers acceptances of approximately $11 billion represent over half of TD Securities' corporate lending portfolio. The exposures are almost exclusively outside of Canada and a majority of the exposures are in the communications and utilities sectors. Approximately 40% of the non-core portfolio is investment grade. We hold specific, sectoral and general allowances against the non-core portfolio of loans. The non-core portfolio strategy is to proactively manage down the portfolio as quickly as possible in a manner which optimizes shareholder returns. We expect the portfolio exit to be substantially completed over the next three years leading to the eventual redeployment of approximately $1.2 billion in Tier 1 capital.

We will complement these actions with three additional steps to increase the effectiveness of credit management. First, we will implement stricter limits around credit exposure and industry concentrations. Secondly, we will use proactive portfolio management to identify, monitor and mitigate credit exposures on a more comprehensive and timely basis. Finally, we will increase our relationship managers' accountability in extending credit. We are confident that these actions and the actions we have already taken, will lead to significantly lower credit losses in 2003.

Total revenue

(millions of dollars)


$3,500
3,000
2,500
2,000
1,500
1,000
500
0
00
01
02
$2,655 million

Cash basis net income

(millions of dollars)


Lending
Other
$1,000
500
0
(500)
(1,000)
(1,500)
00
01
02
$601
$(1,264)

Total cash basis net income (loss)

(millions of dollars)

2002	**$(663)** million
2001	$914
2000	$778

Financial results of key product segments within TD Securities

Corporate banking revenues declined by 15% in 2002, reflecting lower assets and capital in the business, higher non-accrual loan balances and an increase in the losses from asset sales. In 2003, core lending capital in TD Securities will amount to approximately $1 billion as we focus on providing credit only where we can generate relationship returns of 20% or more.

Investment banking and capital markets revenues declined by 10% in 2002 as compared with 2001. Investment banking revenues in 2002 were consistent with 2001. A substantial slowdown in industry-wide mergers and acquisitions volumes and muted new equity issue volumes were offset by continued strength in new debt issuance, demand for income trusts and higher fees from private equity placement. Total revenues from our portfolio of capital markets businesses in 2002 were down approximately 10% from 2001. In debt capital markets, the low interest rate environment led to strong new debt issue volumes offset by widening credit spreads, reduced volatility and a relatively flat yield curve which led to lower trading revenues and weaker client flows. Equity capital markets revenues were also down, reflecting decreased equity market volatility, lower client-driven trading activity and a decline in trading volumes.

TD Securities private equity business performed poorly as revenues were down approximately $135 million reflecting lower realizations and higher writedowns. The private equity business was scaled down in 2002 through closure of the U.K. office and reductions in the U.S. business.



Revenues

(millions of dollars)	2002	2001	Growth
○ Corporate banking	**$ 752**	$ 886	(15)%
○ Investment banking and capital markets	**1,744**	1,931	(10)
○ Equity investments	**159**	320	(50)
Total	**$ 2,655**	$ 3,137	(15)%

TD Securities

(millions of dollars)	2002	2001	2000
Net interest income (TEB)	**$ 1,496**	$ 886	$ 428
Other income	**1,159**	2,251	2,295
Total revenue	**2,655**	3,137	2,723
Provision for credit losses	**2,490**	327	210
Non-interest expenses excluding non-cash goodwill amortization	**1,232**	1,368	1,189
Income (loss) before taxes	**(1,067)**	1,442	1,324
Provision for (benefit of) income taxes (TEB)	**(404)**	528	546
Net income (loss) – cash basis	**$ (663)**	$ 914	$ 778
Selected volumes and ratios			
Average loans and customers' liability under acceptances (billions of dollars)	**$ 25**	$ 29	$ 28
Economic profit (loss)	**(1,174)**	369	311
Full-time equivalent staff at October 31	**3,229**	2,728	2,500
Return on economic capital – cash basis	**(18)%**	23%	22%
Efficiency ratio – cash basis	**46.4 %**	43.6%	44.0%

TD Wealth Management

One of Canada's largest asset managers, advisors and distributors of investment products.

Retail and Wholesale	Mutual Funds, Private Client Group, Asset Management, TD Waterhouse – Investment Advice, Discount Brokerage and Financial Planning

Overall business strategy

The objective of TD Wealth Management is to provide superior service and results for all customers, either through discretionary managed products, advice-driven strategies or self-service. TD's integrated wealth management business aims to provide value-added results from the most sophisticated wealth and estate planning strategies to the daily investing activities of our nearly five million investment accounts.

Challenges in 2002

Fiscal 2002 was a challenging year for both our businesses and our customers. Worldwide markets remained volatile throughout the year, with the S&P/TSX Composite Index and the S&P 500 Index declining 9% and 16% respectively. As a result, investor confidence was shaken and sales of mutual funds and discretionary managed products were hampered, as were trading volumes in the full-service and discount brokerage businesses. TD Waterhouse International suffered losses during the year due to a decline in trade volumes. The resulting loss of revenue could not be offset by cost reductions because at this stage in its development, the business lacks scale economies.

2002 Highlights

During the year, a number of significant accomplishments were achieved:

- Successful launch and integration of TD Waterhouse Canada, which includes Investment Advice and Financial Planning in addition to the Discount Brokerage business.
- TD Waterhouse (USA) ranked #1 for Do-It-Yourself Investors by *SmartMoney* magazine. TD Waterhouse (USA) has received this honour in four of the last six years.
- TD Asset Management was recognized as the largest manager of high net worth assets in Canada.
- Established a joint venture with The Royal Bank of Scotland to provide discount brokerage services to Royal Bank of Scotland and NatWest customers. In addition to building revenues, the joint venture will use the TD Waterhouse U.K. platform thereby also helping to build needed scale for costs purposes.

Business outlook and focus for 2003

In 2003, TD Wealth Management will continue to expand our network of financial planners, grow our Investment Advice channel and leverage the Bank's strong retail relationships. Our domestic and international goals are:

- continued growth in our Financial Planning and Investment Advice sales force.
- leverage distribution channels within the Bank to assist in the growth of the advice business and overall profitability.
- continue to invest in systems and infrastructure to better position ourselves for future growth.
- simplify sales processes and product offerings and reduce overall costs.
- increase operating efficiencies in TD Waterhouse USA and TD Waterhouse International Discount Brokerage operations.

Review of financial performance for the year

TD Wealth Management reported moderately lower earnings in 2002 compared with 2001. Cash basis net income of $131 million was $17 million or 11% lower than last year. Cash basis return on economic capital increased from 18% to 22%, while the cash basis efficiency ratio remained virtually unchanged.

Fee-based revenue declined $57 million or 3%, primarily due to the significant market declines which reduced trading volumes in our discount brokerage business and impacted asset-based fees. In addition, narrower spreads and lower margin loan balances reduced net interest income by 9% to $435 million.

Cash basis expenses decreased $70 million or 3% in 2002 compared with last year in spite of continued investment in our Financial Planning business, rebranding TD Waterhouse Canada to include Investment Advice and Financial Planning and continued growth internationally of the discount brokerage business.

Total assets under management (AUM) decreased by 6%, as negative markets and reduced institutional mandates resulted in ending AUM of $112 billion. Additionally, assets under administration (AUA) ended the year at $234 billion down by 2% from last year.

Assets under management
(billions of dollars)


$120
100
80
60
40
20
0
00
01
02
$112 billion

Assets under administration
(billions of dollars)


$300
250
200
150
100
50
0
00
01
02
$234 billion

Financial results of key product segments within TD Wealth Management

TD Mutual Funds is the fifth largest mutual fund manager in Canada with $29 billion in assets. In spite of the adverse markets, which hampered sales activity and AUM growth, revenues increased by 3% or $5 million, to $187 million in 2002 and our efficiency ratio improved six percentage points. Mutual fund market share declined during the fiscal year as the focus within the retail branch network, our primary distribution channel, was on integration related issues and implementing process improvements for most of the year. We believe we are well positioned to reverse this trend going forward.

TD Private Client Group includes trust services, private banking and Private Investment Counsel. Despite volume increases, revenues decreased by six percent or $10 million, to $156 million in 2002 primarily due to narrower interest margins and declines in fee-based businesses, primarily in Estates and Trusts, and Private Investment Counsel.

TD Asset Management is one of Canada's largest asset managers and is recognized as the largest quantitative manager in the country. Services provided include investment management to pension funds, corporations, institutions, endowments and foundations. Consistent with industry trends, these asset-based fee businesses experienced declining revenues in this environment. Revenues declined by 10% or $13 million to $112 million in 2002, while expenses decreased 6% or $4 million to $61 million.

TD Waterhouse Investment Advice provides full-service brokerage services to our retail customers throughout Canada. Although fiscal 2002 represented a challenging environment for our business we continued to grow our sales force and AUA, resulting in a revenue increase of 6% or



Revenues

(millions of dollars)	*2002*	*2001*	Growth
○ Mutual Funds	$ **187**	$ 182	3%
○ Asset Management	**112**	125	(10)
○ Private Client Group	**156**	166	(6)
Investment Advice	**238**	225	6
○ Discount Brokerage	**1,512**	1,616	(6)
● Financial Planning	**7**	–	100
Total	**$ 2,212**	$ 2,314	(4)%

$13 million to $238 million in 2002 compared with the prior year and an efficiency ratio improvement of seven percentage points compared with the prior year.

TD Waterhouse discount brokerage is a world leader in self-directed investing, serving customers both directly and through joint ventures in Canada, the United States, the United Kingdom, Australia, India, Singapore, Hong Kong and Luxembourg. As economic uncertainties dominated the landscape during fiscal 2002, trading volumes and margin loans were well below previous levels. These factors, combined with narrowing spreads, resulted in a 6% or $104 million decrease in revenue in 2002 to $1,512 million. Offsetting this decline was a continued focus on expense management which resulted in total expenses of $1,445 million, a 4% or $63 million decline from prior year.

TD Waterhouse Financial Planning continues to aggressively grow its front-line salesforce and invest in a comprehensive technology platform. As a result of this investment, revenues increased to $7 million and total operating expenses increased $13 million or 68% during the year.

TD Wealth Management

(millions of dollars)	**2002**	2001	2000
Net interest income (TEB)	**$ 435**	$ 480	$ 604
Other income	**1,777**	1,834	2,379
Total revenue	**2,212**	2,314	2,983
Provision for credit losses	**–**	–	1
Non-interest expenses excluding non-cash goodwill/intangible amortization	**1,961**	2,031	2,167
Income before taxes	**251**	283	815
Provision for income taxes (TEB)	**120**	129	345
Non-controlling interest in net income of subsidiaries	**–**	6	36
Net income – cash basis	**$ 131**	$ 148	$ 434
Selected volumes and ratios			
Assets under management (billions of dollars)	**$ 112**	$ 119	$ 112
Economic profit (loss)	**(114)**	(41)	271
Full-time equivalent staff at October 31	**7,736**	8,944	11,225
Return on economic capital – cash basis	**22 %**	18 %	56%
Efficiency ratio – cash basis	**88.7 %**	87.8 %	73.0%

Other

The Other segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments and corporate level tax benefits, restructuring costs and residual unallocated revenues and expenses.

During the year, the Other segment had an operating cash basis net loss of $56 million. The most significant factors contributing to this result were net losses of $49 million related to transfer pricing differences, net treasury activities, and net unallocated revenues, expenses and taxes. In addition, the Other segment included the $34 million after-tax charge for non-controlling interest in subsidiaries. The above net losses were offset by net earnings of $27 million from dispositions of businesses. Reported net loss for the Other segment was $24 million for the year, and includes the special gain of $32 million after-tax related to the sale of the Bank's mutual fund record keeping and custody business.

Other

(millions of dollars)	**2002**	2001	2000
Net interest income (TEB)	**$ (467)**	$ (681)	$ (493)
Other income	**243**	324	288
Total revenue	**(224)**	(357)	(205)
Provision for credit losses	**(70)**	(87)	(63)
Non-interest expenses excluding non-cash goodwill/intangible amortization	**60**	59	7
Income (loss) before taxes	**(214)**	(329)	(149)
Provision for (benefit of) income taxes (TEB)	**(192)**	(378)	(171)
Non-controlling interest in net income of subsidiaries	**34**	43	41
Net income (loss) – operating cash basis	**$ (56)**	$ 6	$ (19)
Special increase in general provision, net of income taxes	**–**	(208)	–
Gain on sale of mutual fund record keeping and custody business, net of income taxes	**32**	–	–
Gains on sale of investment real estate, net of income taxes	**–**	275	–
Restructuring costs, net of income taxes	**–**	(138)	(271)
Income tax expense from income tax rate changes	**–**	(75)	–
Net loss – reported basis	**$ (24)**	$ (140)	$ (290)

The economic outlook

The Canadian and U.S. economies ended 2002 on a soft note and 2003 opened in similar fashion. Until mid-2003, the Canadian economy is forecast to continue to grow faster than the U.S. The second half of the year is likely to see stronger economic growth, particularly in the United States, where U.S. business investment will finally recover with enough vigour to offset some loss in momentum of household spending which had been leading growth for some time. Improved U.S. economic growth expected to be driven by the cumulative effect of the very low interest rates in place since late 2001, stimulative fiscal policy and progress in the elimination of some of the imbalances that developed in the recession in 2001.

The roots of Canada's superior economic performance go back several years. Canada didn't experience as strong an investment boom as the United States in the late 1990s, so there was less retrenchment in this area in Canada in the slowdown of 2001. Moreover, business investment in Canada began to recover in the second quarter of 2002. A relatively smaller high-tech sector and a relatively larger oil and natural gas production sector in Canada acted in Canada's favour in recent years. Economic growth held up much better in Canada in 2001 and revived early in 2002. These differences translated into a sharper fall in corporate profits in the United States and little in the way of recovery through 2002. In contrast, corporate profits in Canada came back sharply in the first quarter of 2002.

Household spending was strong in both economies in 2002. In Canada, it was supported by the creation of approximately 560,000 jobs. This was one of the largest annual increases in the past 25 years. The strong gains in employment and low mortgage interest rates provided strong support to housing markets and housing starts exceeded the 200,000 mark last year – the highest level since 1989. Neither employment growth nor housing activity is expected to be as strong in 2003, but the softening in activity is forecast to be gradual, with housing starts dropping to around 185,000 units.

The U.S. Federal Reserve and the Bank of Canada have stated their intentions on several occasions to move rates up to less stimulative levels when economic conditions warrant. In fact, the Bank of Canada began this process in the spring of 2002, but paused later in the year. Both central banks are likely to wait until mid-year before they begin to boost rates, as both will want to be certain that their respective economies are on a strengthening and sustainable growth path. Each central bank is expected to tread fairly lightly in raising rates with the result that short-term interest rates will still be providing stimulus to growth in both countries into 2004. With virtually no spare capacity in the Canadian economy, a better than expected economic performance in Canada would push the Bank of Canada to speed up its tightening.

A pickup in world economic growth should provide some improvement in non-energy commodity prices that in turn should provide some lift to the Canadian dollar. Additionally, the positive spreads between short-term interest rates in Canada and the United States should prove supportive of the Canadian currency. Nevertheless, geopolitical uncertainty may act as a restraint. Thus, the Canadian dollar is unlikely to exceed 67 U.S. cents by the end of 2003.



Managing risk

At TD Bank Financial Group, our goal is to earn satisfactory returns from our various business activities within an acceptable level of risk. To do this, we need to understand the risks involved in our businesses and ensure that the risks we assume are within prudent limits.

Through our retail and wholesale businesses, we are exposed to four kinds of risk:

- credit risk
- market risk
- liquidity risk
- operational risk.

Managing risk means assessing the potential impact of each risk, and establishing policies and procedures to minimize them.

Our guiding principle is to involve qualified risk management professionals, who are independent of the business units, in setting our policy framework and in defining risk limits. Accountability and ownership of risk lies with the business units, whose structure for managing risk is defined based on business needs to meet governance standards. This is a disciplined process with appropriate reporting and escalation. Group Risk Management works with the business units to facilitate standards, reporting and common methodology.

The risk management review and oversight process that is now in place is illustrated as follows:

Risk Committee of the Board of Directors
- Considers risk and trends in risk for TD
- Approves risk management policies
- Oversees the management of credit, market, liquidity and operational risk

Executive Management Committees

Risk Oversight Committee	Business Performance Review Committee	Credit and Market Risk Committee
• Chaired by Vice Chair, Risk Management • Responsible for the management and oversight of all risk management and legislative compliance activities of TD, exclusive of credit and market risk	• Chaired by CEO • Reviews overall strategies and operating performance	• Chaired by CEO • Reviews large individual credits, industry concentrations and major policy issues involving credit or market risk

This review and oversight process reflects changes made since October 31, 2002 to enhance the governance and oversight of risk at TD. In fiscal 2002, the Risk Committee of the Board of Directors was part of the Audit and Risk Management Committee of the Board of Directors which has been split into two separate committees. See Committees of the Board on page 89 of this annual report for more details. As a separate committee, the Risk Committee of the Board of Directors has a mandate to focus on the management of risk and risk trends, and oversee significant market, liquidity, credit and operational risks.

TD has a comprehensive ongoing risk management framework that incorporates the experience and specialized knowledge of our business units, Group Risk Management, Audit, Legal, Compliance, Finance, Human Resources and other corporate functions. Key strategic elements of our framework are governance and senior management oversight. This includes:

- an annual review of major risk policies by the Risk Committee of the Board of Directors.
- a regular review of operational risk, management policies and strategies, and key initiatives by an executive Risk Oversight Committee comprised of a team of our senior executives.
- comprehensive reviews by Internal Audit to provide senior management with assurance as to the quality of the internal control environment and compliance with established risk management policies and procedures.

The following pages describe the main risks we face and our strategies for managing them.

Credit risk

Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations.

We are exposed to credit risk through our traditional lending activities and transactions involving settlements between us and our counterparties, including other financial institutions. These include direct loans, commitments to extend credit, settlement exposures, derivative transactions and securities inventories.

Who manages credit risk

We are increasing the resources applied to risk management and effectively creating an additional level of risk management. We have split the mandate for risk management between Group Risk Management and the business units and applied more resources to both groups. We have also made changes regarding who has the responsibility for a credit.

Group Risk Management's primary responsibility will now be focused on policy as well as authority and exposure limits. In addition, we are establishing a function responsible for researching and identifying industry and portfolio trends.

Each business unit will have a credit group that is primarily responsible for adjudication, and that will operate under strict authorization and exposure limits. Our strategy makes it clear that going forward we are lending on a business relationship basis and therefore each business unit has responsibility for loans.

Group Risk Management sets the policies and procedures for managing credit risk on a global basis and provides a second line of defense for TD. Its responsibilities include:

- setting guidelines that limit portfolio concentrations of credit exposure by country, industry and affiliated group.
- approving discretionary limits of officers throughout TD for extending lines of credit.
- setting standards for measuring credit exposure.
- approving the scoring techniques used in extending personal credit.
- approving all policies relating to all products and services that have credit risk.
- setting the criteria for rating risk on business accounts, based on a 21-category rating system.

The Risk Committee of the Board of Directors reviews and approves all major credit policies and procedures every year.

We have made changes to our provisioning, lending standards, procedures and practices, and have strengthened our organization so that we can manage all of our businesses in an extremely disciplined and conservative manner, with a strict focus on economic returns for all client relationships.

To strengthen the governance around corporate credit, we have established a Credit and Market Risk Committee to review and approve large individual credits, review industry concentrations and resolve any major policy issues involving market or credit risk.

How we manage credit risk

By country

Country risk is the risk that economic or political change in a country could affect cross-border payments for goods and services, loans, trade-related finance and dividends, as well as the repatriation of TD's capital from the foreign country. We currently have exposure in 70 countries, with the largest portion in North America. We establish country exposure guidelines based on an internal risk rating system. Country limits cover all aspects of credit exposure across our various businesses.

Business and government loans

We also establish industry and group limits for credit exposure to businesses and governments. We use a systematic approach to set and communicate risk guidelines for each business industry in our loan portfolio. These guidelines are based on a risk assessment of the industry. We have identified 26 major business industry groups and divided them into 112 segments. We assign a risk rating to each industry segment on a scale of one to six.

Our analysis focuses on key risks inherent in a given industry, such as its cycles, exposure to technological change, political influence, regulatory change or barriers to entry. If we believe that several industry segments are affected by common risk factors, we assign a single exposure guideline to them. Group Risk Management conducts ongoing reviews of industry risk ratings and segmentation.

We assign each business or government borrower a risk rating using our 21-category rating system. We set limits on credit exposure to related business or government accounts based on these ratings. In addition, we use a Risk Adjusted Return on Capital model to assess the return on credit relationships in relation to the structure and maturity of the loans and internal ratings of the borrowers. We review the rating and return on capital for each borrower every year.

For accounts where exposures include derivatives that are traded over the counter, we use master netting agreements or collateral wherever possible to reduce our exposure.

TD Securities has been split into two distinct business groups. The division of our corporate lending book into "core" and "non-core" portfolios will result in a significantly smaller ongoing corporate loan book with less capital deployed, which can deliver earnings growth from an adjusted base with lower volatility and improved rates of return. The non-core portfolio will consist of relationships we will exit over the next three years. The core portfolio represents the businesses we want to be in, both in corporate lending and investment banking, in Canada and abroad. This is our ongoing business and we will lend on a more limited and selective basis, focusing on those clients where we have a broader relationship.

In line with this strategy we have significantly reduced our group exposure guidelines.

Financial institutions

Our financial institutions portfolio is divided into 15 major groups. Individual companies in each group have similar attributes and common risk factors. We have developed specific exposure guidelines for 24 segments within these groups. Group Risk Management conducts ongoing reviews of the segment and exposure guidelines for each group.

We assign each group a risk rating using our 21-category rating system. These ratings are based on the strength of each firm's parent institution. We assign each group a credit rating based on each firm's net worth, the quality of its assets, the consistency and level of its profits, as well as the ratings of the major credit rating agencies. We may use additional criteria for certain types of financial institutions.

Personal credit

Credit requests are evaluated using automated credit scoring systems or are directed to regional credit centres operating within clear authority limits. Once retail credits are funded, they are continually monitored within quantitative account management programs to identify changes in risk and to provide opportunities that increase risk-adjusted performance. The centralized approach to reviewing retail credits has resulted in well-balanced portfolios with predictable performance characteristics. We plan to increase our investment in automated decision technology and credit scoring techniques that improve our ability to control retail credit losses within predictable ranges.

Classified risk

Classified risk refers to loans and other credit exposures that pose a higher credit risk than normal, based on our standards.

A loan is classified as impaired when, in management's opinion, we can no longer be reasonably assured that we will be able to collect the full amount of the principal and interest when it is due.

We establish specific allowances for impaired loans when a loss is likely or when the estimated value of the loan is less than its recorded value, based on discounting expected future cash flows.

Allowances for our personal credit portfolios are based on delinquency and type of security.

See Supplementary information **page 40, table 12**

See Notes to consolidated financial statements **page 48, note 1, (g) and (h)**

See Notes to consolidated financial statements **page 52, note 3**

Specific allowances
Specific allowances for credit losses are established to reduce the book values of loans to estimated realizable amounts in the ordinary course of business. Specific allowances are reviewed quarterly for each classified borrower or on an aggregated facility basis. Specific allowances for the corporate and commercial portfolios are established by the borrower. For the retail portfolio, provisions are calculated using a formula, which takes into account recent loss experience.

General allowances
General allowances for credit risk are established to recognize losses that management estimates to have occurred in the portfolio as at the balance sheet date relating to loans or credits not yet specifically identified as impaired. The level of general allowances reflects exposures across all portfolios and categories that give rise to credit risk and fluctuates in accordance with the nature and composition of our portfolio, shifts in the economic and credit cycles, our historic and expected loss experience, and other relevant factors. Changes in the level of general allowances may also result from a change in the level of specific allowances; however, this may not necessarily be on a dollar for dollar basis.

General allowances are computed on a periodic basis using credit risk models developed by TD. The level of allowances is based on the probability of a borrower defaulting on a loan obligation, the loss in the event of default and the expected exposure at the time of default. For the corporate and commercial portfolios, allowances are computed at the borrower level. The probability of default is assigned based on the risk ratings of the borrower. The loss given default is based upon the security of the facility. Exposure at default is a function of current usage, borrower risk rating and the committed amount. For the retail portfolio, the general allowance is computed on a portfolio-level and is based on a statistical estimate of loss using historical loss and recovery data models and forecast balances. Model parameters are validated against historic experience and are updated at least on an annual basis. The general allowance methodology is reviewed by the Board of Directors annually.

Our general allowance for loan losses was $1,141 million at October 31, 2002, unchanged from the prior year. We also had a general credit reserve for certain derivative financial instruments of $65 million such that general allowances totalled $1,206 million at October 31, 2002. This represented 1% of risk-weighted assets of which $1,056 million qualifies as Tier 2 capital, equal to .875% of risk-weighted assets under guidelines issued by the Office of the Superintendent of Financial Institutions Canada.

Sectoral allowances
We have established sectoral allowances for credit losses for industry sectors and geographic regions that have experienced specific adverse events or changes in economic conditions. In these cases it was necessary to establish an additional allowance for loan loss for groups of loans as a whole, even though the individual loans comprising each group are still performing.

Sectoral allowances are computed quarterly, on a portfolio basis, taking into account the expected loss of the portfolio of borrowers in the sector under review. The analysis includes a review of probabilities of default, loss given default and exposure at default. The results of the analysis are compared to the level of general allowances allocated to the portfolio using the general allowance methodology with any excess requirement included in the sectoral allowances. The sectoral methodology and model inputs are reviewed on a quarterly basis.

When accounts, which were identified as part of a group of loans upon which a sectoral allowance has been established, become impaired, any sectoral allowances on these loans are transferred to specific allowances.

Our sectoral allowance for credit losses at October 31, 2002 was $1,285 million, the majority of which can be attributed to loans in the communications and utilities sectors. These sectors have deteriorated as evidenced by a significant increase in the number of credit defaults as well as downgrades in publicly available debt ratings for companies in the sectors.

See Notes to consolidated financial statements **page 52, note 3**

Provision for credit losses
The provision for credit losses is the amount added to the allowance for credit losses to bring it to a level that management considers adequate to absorb all probable credit-related losses in the loan portfolio. The net provision for the year is reduced by any recoveries from loans previously written-off.

The deterioration in the North American economic environment in 2002 resulted in an increase in our provision for credit losses, from $620 million in 2001, excluding the $300 million special addition to the general allowance, to $2,925 million in 2002. This level of provision for credit losses represents 2.24% of net average loans and customer's liability under acceptances compared with .48% in the prior year. The increase includes $1,470 million in gross sectoral provisions for credit losses and was based on an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators.

See Notes to consolidated financial statements **page 52, note 3**
See Supplementary information **page 41, table 14**

Net impaired loans
TD monitors the level of net impaired loans in its portfolio, which it defines as the gross amount of impaired loans less the total of all specific, general and sectoral allowances for credit losses. This measure of net portfolio impairment is reported by the major Canadian banks, and thus provides a basis for comparison across the industry. For the year ended October 31, 2002, the total of all the above allowances exceeded gross impaired loans, resulting in excess allowances of $975 million, compared to an excess of $53 million a year ago.

See Supplementary information **page 40, table 12**

Market risk

Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in:
- interest rates
- foreign exchange rates
- equity and commodity prices
- credit spreads.

We are exposed to market risk when we enter into financial transactions through our four main trading activities:
- Market-making. We make markets for a large number of securities and other traded products. We keep an inventory of these securities to buy and sell with investors. We profit from the spread between bid and ask prices. Profitability is driven by trading volume.

- Sales. We provide a wide variety of financial products to meet the needs of our clients. We earn money on these products from price mark-ups or commissions. Profitability is driven by sales volume.
- Arbitrage. We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to each other allows us to identify and benefit from pricing anomalies.
- Positioning. We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets. This is the riskiest of our trading activities and we use it selectively.

Who manages market risk

TD Securities has primary accountability for managing market risk while the Market Risk Group within Group Risk Management oversees market risk management. The Market Risk Group is not accountable for trading revenues. Its responsibilities include:

- designing and implementing methods for measuring and reporting market risk.
- approving new or additional trading limits.
- maintaining the Market Risk Policy Manual, which contains all policies relating to market risk in the trading businesses.
- monitoring exposure and approving any excesses compared with the approved limits.
- approving all new trading products from a market risk perspective.
- independent testing of all pricing models and trading systems.
- approving all market rates and prices used in valuing TD's trading positions and estimating market risk.
- stress testing the portfolio to determine the effect of large, unusual market movements.
- implementing and maintaining the models used to calculate regulatory capital required for market risk.

The Market Risk Group has established a Market Risk Committee that meets every two weeks for a peer review of the market risk profile of our trading businesses and to approve changes to risk policies. The committee is chaired by the Senior Vice President, Market Risk and includes members of senior management of TD Securities and Internal Audit. Significant market risk issues may be escalated to the Credit and Market Risk Committee, which is chaired by TD's CEO and includes senior management of TD Securities and the Vice Chair, Group Risk Management. The Risk Committee of the Board of Directors reviews market risk quarterly and approves all major market risk policies annually.

How we manage market risk

Managing market risk is a key part of our business planning process. We begin new trading operations and expand existing ones only if:

- the risk has been thoroughly assessed and is judged to be within our risk capacity and business expertise.
- we have the infrastructure in place to monitor, control and manage the risk.

We manage market risk primarily by enforcing trading limits and by "stress testing" our trading activities.

Trading limits

Value at Risk (VaR) measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business. When setting these limits, we consider market volatility, market liquidity, trader experience and business strategy.

Our primary measure for setting trading limits is VaR. We use VaR to monitor and control overall risk levels and to calculate the regulatory capital required.

We may also apply specialized limits, such as notional limits, credit spread limits, yield curve shift limits, loss exposure limits, stop loss limits and other limits, if it is appropriate to do so. These additional limits reduce the likelihood that trading losses will exceed VaR limits.

At the end of every day, Group Risk Management reviews daily trading exposure reports and compares the risks with their limits. If a trading limit has been exceeded, the trading desk must immediately bring the position within the limit, unless Group Risk Management or a designated business head approves an exception. An escalation process has been established for approving exceptions to established limits.

If, during the day, it appears that a trading limit will be exceeded, the trader must receive approval before carrying the position overnight.

Calculating VaR

First we estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes. Then we calculate the VaR as the threshold level which potential portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below compares net revenues in our trading businesses to daily VaR usage. Our VaR on October 31, 2002 was $14.6 million, down $7.9 million from October 31, 2001. The average VaR for fiscal year 2002 was $17.7 million. Declines in the VaR during fiscal 2002 are due mainly to a better balance of risks in our credit derivative businesses, and to improvements to our VaR methodology and process. From May 1, 2002, net trading revenue excludes the impact of any individual transaction with deal origination revenue in excess of $10 million.

Net trading related revenue vs. Value at Risk

(millions of dollars)


Actual revenue
Value at Risk
$40
30
20
10
0
-10
-20
-30
-40
Nov. 1/01
Jan. 31/02
Apr. 30/02
Jul. 31/02
Oct. 31/02

The graph below shows the frequency distribution of our net trading revenue for fiscal 2002. Daily net trading revenues in 2002 were positive on 88% of the trading days in the year. Losses never exceeded our statistically predicted VaR for the total of our trading related businesses. Our worst daily loss was less than $12 million. The distribution of trading revenues reflects the broad diversification of trading activities in TD Securities and shows that the probability of major losses exceeding our reported VaR is low.

Distribution of daily net trading revenues
(number of days)


25
20
15
10
5
0
$ <-15
10
-5
0
5
10
15
20
25
>30
(millions of dollars)

Stress testing
We use stress testing to quantify the largest quarterly loss we are prepared to take in our trading activities and then limit market risk accordingly.

Our trading business is subject to an overall global stress test limit and each global business has a stress test limit. Stress tests are produced and reviewed each week with the head of Group Risk Management. They are reviewed with the Market Risk Committee every two weeks and four times a year with the Risk Committee of the Board of Directors. Stress scenarios are designed to model extreme economic events, replicate worst case historical experiences or introduce large but plausible moves in key market risk factors.

The following graph is a history of our weekly stress test results which shows the instantaneous impact of large market disturbances. We continued to reduce our credit spread risk in 2002 by buying credit protection in the form of synthetic collateralized debt obligations (CDOs) and credit default swaps. This improved management of credit risk has had a major positive impact on our risk profile.

Stress test history
(millions of dollars)


$0
-50
-100
-150
-200
-250
Stress test loss
Nov. 1/01
Jan. 31/02
May 2/02
Aug. 1/02
Oct. 31/02

Asset liability management

> Asset liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as our "asset and liability" positions.

Who is responsible for asset liability management
The Treasury and Balance Sheet Management department within Group Finance measures and manages the market risks of our non-trading banking activities. The Risk Oversight Committee, which is chaired by the Vice Chair, Risk Management and includes senior executives, oversees and directs Treasury and Balance Sheet Management. The Risk Committee of the Board of Directors reviews and approves all market risk policies and procedures annually.

How we manage our asset and liability positions
We measure all product risks when products are issued, using a fully hedged option-adjusted transfer pricing framework. This framework allows Treasury and Balance Sheet Management to measure and manage risk within a target risk profile. It also ensures that TD's business units engage in risk-taking activities only if they are productive.

Managing interest rate risk

> Interest rate risk is the impact changes in interest rates could have on our margins, earnings and economic value. Rising interest rates could, for example, increase our funding costs, which would reduce the net interest income earned on certain loans.

The objective of interest rate risk management is to ensure stable and predictable earnings are realized over time. In this context, TD has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

- negating the impact of interest rate risk on net interest income and economic value.
- measuring the contribution of each product on a risk-adjusted, fully-hedged basis, including the impact of financial options granted to customers.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payment or maturity dates. These are called "mismatched positions". An interest-sensitive asset or liability is repriced when interest rates change or when there is cash flow from final maturity, normal amortization or when customers exercise prepayment, conversion or redemption options.

Our exposure depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans and deposits, and how actively customers exercise options like prepaying or redeeming a loan or deposit before its maturity date.

Interest rate risk is measured using interest rate shock scenarios to estimate the impact of changes in interest rates on both TD's annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in TD's annual net interest income for a 100 basis point unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the combined difference in the present value of TD's asset portfolio and the change in the present value of the TD's liability portfolio, including off-balance sheet instruments, for a 100 basis point unfavorable interest rate shock.

We perform valuations of all asset and liability positions as well as all off-balance sheet exposures every week, and value certain option positions daily. Our objective is to preserve or immunize the present value of the margin booked at the time of inception for fixed rate assets and liabilities and to reduce the volatility of earned net interest income over time. Our approach is to value the assets and liabilities by discounting future cash flows at a yield curve indicative of the blended cost or credit of funds for each asset or liability portfolio. The resulting net present value embeds the present value of margins booked. We then hedge the resulting financial position to a target risk profile. We use derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk.

Within the financial position, we measure and manage interest rate risk exposure from instruments with closed (non-optioned) fixed rate cash flows separately from product options. Instruments in the closed book exhibit the traditional, almost linear or symmetrical payoff profile to parallel changes in interest rates (i.e. asset values increase as rates fall and decrease as rates rise). The portfolio management objective within the closed book is to eliminate cash flow mismatches thereby preserving the present value of product margins.

The graph below shows our interest rate risk exposure on October 31, 2002 on the closed (non-optioned) instruments within the financial position. If this portfolio had experienced an immediate and sustained 100 basis point decrease in rates on October 31, 2002, the economic value of shareholders' equity would have decreased by $6 million after-tax (2001 – $9 million). This same shock would reduce net income after tax by $2 million over the next 12 months (2001 – $6 million). Our EVaR in the closed book ranged from nil to $17 million during the year ended October 31, 2002.

Closed (non-optioned) instruments portfolio economic value at risk by interest rate shock[1]

(millions of dollars as of October 31, 2002)


$20
10
0
-10
-20
Changes in present value after-tax
-150
-75
0
75
150
Parallel interest rate shock (basis points)

Product options, which expose TD to a non-linear or asymmetrical payoff profile, represent a significant financial risk, whether they are free-standing, such as mortgage rate commitments or embedded in loans and deposits. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff of a purchased option. Dynamic hedging involves rebalancing the hedging instruments we hold for small changes in interest rates.

The following graph shows our interest rate risk exposure on October 31, 2002 on all instruments within the financial position: the closed (non-optioned) instruments plus product options. The following graph assumes that the dynamic hedging portfolios held on October 31 are not rebalanced for the interest rate shock. An immediate and sustained 100 basis point decrease in rates would have decreased the economic value of shareholders' equity by $46 million after-tax (2001 – $40 million) or .4% of common equity. Our EVaR for the total portfolio ranged from $28 million to $73 million during the year ended October 31, 2002. TD's policy sets overall limits on asset liability mismatched positions that EVaR does not exceed 3% of TD's common equity ($347 million) and EaR does not exceed 3% of TD's annualized net interest income ($159 million).

[1] The interest rate risk exposure of non-maturity deposits and loans is measured based on assumed maturity profiles.

Total financial position economic value at risk by interest rate shock[1]
(millions of dollars as of October 31, 2002)



$25
0
-25
-50
-75
-100
Changes in present value after-tax
-150
-75
0
75
150
Parallel interest rate shock (basis points)

Managing foreign exchange risk

> Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.

We are exposed to foreign exchange risk:

- when our foreign currency assets are greater or less than our liabilities in that currency. This creates a foreign currency open position.
- from our investments in foreign operations.

Our objective is to minimize the impact of an adverse foreign exchange rate change on reported net income and equity, and to minimize the impact of an adverse foreign exchange rate change on TD's capital ratios. Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in the capital ratios due to the amount of risk-weighted assets that are denominated in a foreign currency. In the event that the Canadian dollar weakens, the Canadian dollar equivalent of TD's risk-weighted assets in a foreign currency increases thereby increasing TD's capital requirement. As a result, the foreign exchange risk arising from TD's net investment in foreign operations are hedged up to the point where the capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates. The tolerable amount increases as TD's capital ratio increases.

TD's policy related to open currency exposure is to limit exposure to no more than $200 million in aggregate. Our policy related to foreign exchange capital exposure is to minimize an adverse foreign exchange rate change on reported equity subject to the constraint that TD's capital ratios can change by no more than 10 basis points for a 5% change in foreign exchange rates. If target capital ratios are exceeded, TD's policy is to allow for a 25 basis point change in capital ratios for a 5% change in foreign exchange rates.

[1] The interest rate risk exposure of non-maturity deposits and loans is measured based on assumed maturity profiles.

Liquidity risk

> Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

During 2002, we implemented a revised global liquidity risk management framework to create a more integrated and effective liquidity management process that provides for enhanced reporting, a revised liquidity coverage structure, a more dynamic process and delegates management of liquidity risk by major business segment.

It is TD's policy to ensure that there is adequate liquidity coverage across all business units to sustain our ongoing operations in the event of a funding disruption with limited reliance on the forced sale of assets. We also ensure that there is sufficient liquidity available to fund asset growth and strategic opportunities.

Who manages liquidity risk

The Risk Oversight Committee oversees the liquidity risk management program and ensures that there is an effective management structure in place to properly measure and manage liquidity risk. The Global Liquidity Forum, comprised of senior management from Group Finance, Group Risk Management and TD Securities, is responsible for identifying and monitoring our liquidity risks and recommending action as necessary to maintain our liquidity position within limits in both normal and stress conditions.

While TD operates under one global liquidity risk policy, measurement and management of our liquidity risks are separated into the major operating areas best positioned to manage the risks. The Treasury and Balance Sheet Management department within Group Finance is responsible for consolidating and reporting TD's global liquidity risk position and for managing the TD Canada Trust liquidity position. TD Securities is responsible for managing the liquidity risks inherent in the wholesale and corporate banking portfolios and TD Waterhouse is responsible for managing its liquidity position. Each area must adhere to the Global Liquidity Risk Management policy that is reviewed and approved by the Risk Committee of the Board of Directors on an annual basis.

How we manage liquidity risk

TD's overall liquidity requirement is measured as the amount of liquidity required to fund expected cash outflows as well as a prudent liquidity reserve to fund potential cash outflows if there was a disruption in the capital markets or other event that could affect our access to liquidity. TD does not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets. Liquidity requirements are measured under different stress scenarios with a base case scenario defining the minimum amount of liquidity that must be held at all times. This scenario provides coverage for 100% of our unsecured wholesale debt coming due as well as other potential deposit run-off and contingent liabilities for a minimum period of thirty days. Other scenarios may require greater coverage. We also use cash collateral reporting to monitor our ability to fund our operations on a fully collateralized basis, in the event that we are unable to replace our short-term unsecured debt beyond this timeframe for a period up to one year.

Liquidity requirements are met by holding sufficient assets that can be readily converted into cash and managing our cash flows. Assets that qualify for liquidity purposes must be currently marketable, of sufficient credit quality and be accessible for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and current market depth. Assets that are encumbered or needed for collateral purposes are not included for liquidity purposes.

We manage liquidity on a global basis, ensuring the prudent management of liquidity risk in all of our operations. On October 31, 2002, our consolidated surplus liquid asset position at thirty days was $5.5 billion in Canadian dollars, compared with a position of $.5 billion Canadian on October 31, 2001. The surplus liquid asset position is total liquid assets less TD's unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in thirty days.

If there was a liquidity crisis, we have contingency plans to make sure we meet all of our obligations as they come due.

Funding

TD has a large base of stable retail and commercial deposits with personal deposits making up over 53% of the total. In addition, TD has an active wholesale funding program which incorporates the asset securitization infrastructure necessary to ensure we have access to widely diversified funding sources. TD's wholesale funding is also diversified geographically and by distribution networks. There are also depositor concentration limits in place to ensure that we do not overly rely on one or a small group of customers as a source of funding.

In fiscal 2002, TD securitized and sold $3.5 billion of mortgages and issued $1.5 billion of other medium and long term funding. All funding amounts are represented in Canadian dollars.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external sources.

Operational risk is inherent in all business activities. Operational risk encompasses a broad range of risks, which includes transaction processing errors, fiduciary breaches, technology failures, business disruption, fraud and damage to physical assets originating from internal or outsourced business activities. Its impact can result in financial and reputational loss, regulatory penalties and censure.

While operational risk cannot be fully eliminated, proactive management of operational risk exposures to acceptable levels is a key objective of TD. Managing operational risk is essential to protecting, enhancing and creating shareholder value, operating efficiency and providing a safe working environment for staff and customers.

Who manages operational risk

Group Risk Management is responsible for establishing and coordinating the implementation of a global operational risk management framework, which consists of the policies and processes for the identification, assessment, mitigation and control of operational risk. Through the framework, corporate policies and standards are defined and reporting requirements are established. In addition, Group Risk Management coordinates strategic operational risk management activities throughout the organization.

Group Risk Management chairs the Operational Risk Management Committee and provides reporting to senior management, the Risk Oversight Committee and the Risk Committee of the Board of Directors on the level of operational risk within TD and the effectiveness of enterprise risk management practices.

Primary responsibility for the day-to-day management of operational risk lies with business unit management, with the support of specialist groups such as Information Technology, Finance and Human Resources. Business unit management is responsible for ensuring that the business complies with the operational risk management framework through the establishment and maintenance of appropriate policies, procedures, internal controls and business continuity plans. Each business unit operates a Risk Management Committee, comprised of the senior executives in the unit.

Internal Audit provides assurance to business unit management, senior management, and the Audit Committee of the Board of Directors on the extent to which business units adhere to the operational risk management framework, the quality and effectiveness of the system of internal controls and identifies any significant control weaknesses in the Bank.

How we manage operational risk

Group Risk Management works closely with the risk management functions in the business units to facilitate the implementation of the operational risk management framework and the implementation of leading industry practices. Group Risk Management is responsible for:

- continually identifying, measuring and reporting on the operational risk exposures of our businesses
- allocating economic capital based on assessments of operational risk
- overseeing the execution of key enterprise-wide risk management practices including an extensive system of internal controls, trained and competent people, segregating incompatible functions and clearly defined operating practices
- assessing, on a continuous basis, TD's insurable risk exposures, developing and implementing appropriate risk management solutions. These include managing a broad portfolio of insurance coverage combined with other risk transfer vehicles that protect TD from the adverse impact of internal and external events in the course of doing business
- managing a comprehensive Business Recovery Planning program, which includes standard policies and management oversight to minimize risk, duration and cost arising from unexpected disruptions affecting our operations.

Each of TD's business units has defined an independent risk management function that:

- oversees the implementation of enterprise-wide risk management practices within their business unit
- identifies, measures and reports on the operational risk exposures of their business
- works with business unit management to identify, develop and implement risk management practices specific to their business, including comprehensive business recovery plans.

Our focus in 2003 will be on the implementation of an enterprise-wide operational risk self-assessment process and tools, and the development of additional risk quantification methodologies.

Managing capital

Capital structure and ratios at year end

(millions of dollars)	2002	2001	2000
Tier 1 capital			
Retained earnings	$ **8,710**	$ 9,653	$ 9,039
Common shares	**2,846**	2,259	2,060
Qualifying preferred shares	**1,485**	1,492	1,251
Non-controlling interest in subsidiaries	**962**	1,272	1,471
Less: goodwill and intangibles in excess of 5% limit	**(4,213)**	(4,041)	(4,458)
Total Tier 1 capital	**9,790**	10,635	9,363
Tier 2 capital			
Subordinated notes and debentures	**4,343**	4,892	4,883
Qualifying preferred shares and non-controlling interest in subsidiaries	**157**	–	185
General allowance for credit losses included in capital	**1,056**	1,112	862
Less: amortization of subordinated notes and debentures	**(357)**	(545)	(488)
Total Tier 2 capital	**5,199**	5,459	5,442
Investment in unconsolidated subsidiaries/substantial investments	**870**	697	461
First loss protection	**159**	288	301
Total regulatory capital	$ **13,960**	$ 15,109	$ 14,043
Capital ratios			
To risk-weighted assets			
Tier 1 capital	**8.1%**	8.4%	7.2%
Total regulatory capital	**11.6**	11.9	10.8
Assets to capital multiple[1]	**18.9**	18.3	18.4

[1] Total assets plus off-balance sheet credit instruments such as letters of credit and guarantees less investments in associated corporations and goodwill and net intangibles divided by total regulatory capital.

Our goals
We want to provide enough capital to maintain the confidence of investors and depositors, while providing our common shareholders with a satisfactory return.

Our goals are to:
- be an appropriately capitalized institution, as defined by regulatory authorities and compared to our peers
- maintain strong ratings and to protect us against unexpected events
- make sure that we have enough capital and the right type of capital on hand or readily available at a reasonable cost to help us expand
- achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements
- provide a satisfactory return to our common shareholders.

Where capital comes from
Most of our capital comes from common shareholders. Other sources of capital come from our preferred shareholders and holders of our subordinated debt.

Who manages our capital
Group Finance manages capital for TD. They're responsible for acquiring, maintaining and retiring capital. The Board of Directors oversees capital management.

How we managed our capital
Tier 1 capital
Retained earnings declined by $943 million during the year. However, we raised $587 million of common stock, principally from a $400 million new issue of common stock and from common stock issued under the dividend reinvestment plan of $174 million. In addition, we issued $350 million of TD Capital Trust Securities (TDCaTS II) during the year. Further increases in retained earnings and common equity are required for the TD CaTS II issue to fully qualify as Tier 1 capital.

Minority interest decreased as a result of acquiring the 11% minority interest in TD Waterhouse Group, Inc.

In fiscal 2002, goodwill and net intangibles (above 5% of gross Tier 1 capital), which are deducted from capital for regulatory purposes, increased by $172 million as acquisitions during the year more than offset the amortization of intangibles.

Tier 2 capital
Actions taken to manage our capital during the year included redeeming US$500 million and $25 million of debentures and issuing $550 million of replacement subordinated medium term notes. See Notes 8 to 10 to the Bank's consolidated financial statements for more details.

Dividends
The Bank's dividend policy is approved by the Board of Directors. The Bank's ability to pay dividends is subject to the Bank Act and the regulations of the Superintendent of Financial Institutions Canada. Note 10 of the Bank's consolidated financial statements provides further details.

Ratings
On December 5, 2002, Standard & Poor's (S&P) announced that it had downgraded the senior debt rating of the Bank from AA- to A+. S&P cited concerns about weaker profitability and capital levels combined with deteriorating credit quality. Prospectively certain funding and capital costs and revenues will likely be affected. The annual impact on earnings is estimated to be between three and five cents per share.

Capital ratios
Our Tier 1 and total capital ratios were 8.1% and 11.6%, respectively, on October 31, 2002 compared with 8.4% and 11.9% on October 31, 2001. The principal factors for the year-over-year decline were the lower earnings in 2002 combined with increases in goodwill.

The Office of the Superintendent of Financial Institutions Canada (OSFI) measures the capital adequacy of Canadian banks according to its instructions for determining risk-adjusted capital, risk-weighted assets and off-balance sheet exposures. This approach is based on the Bank for International Settlements' (BIS) agreed framework for achieving a more consistent way to measure the capital adequacy and standards of banks engaged in international business.

About capital ratios

Capital ratios are measures of financial strength and flexibility.

OSFI defines two primary ratios to measure capital adequacy, the Tier 1 capital ratio and the total capital ratio. OSFI sets target levels for Canadian banks:

- The Tier 1 capital ratio is defined as Tier 1 capital divided by risk-weighted assets. OSFI has established a target Tier 1 capital requirement of 7%.
- The total capital ratio is defined as total regulatory capital divided by risk-weighted assets. OSFI has established a target total capital requirement of 10%.

Risk-weighted assets

Our total balance sheet assets decreased by $10 billion or 3% in 2002. Total risk-weighted assets decreased as a result of our ongoing management of risk-weighted assets across all of our businesses.

We review balance sheet and off-balance sheet exposures when assessing risk.

See Managing risk **page 25** and Off-balance sheet arrangements **page 11**

Interest coverage on subordinated notes and debentures

The Bank is required to disclose certain information to its noteholders. The Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $286 million for the year ended October 31, 2002. The Bank reported a net loss, before interest on subordinated debt and income tax, of $234 million for the year ended October 31, 2002, and accordingly did not provide interest coverage on its subordinated notes and debentures. On an operating cash basis, the Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $286 million and the Bank's operating cash basis net income before interest on subordinated debt and income tax was $724 million which was 2.5 times our interest requirement for this period. Operating cash basis measurements are defined in the "How the Bank reports" section on page 7 of this annual report.

Revised capital accord

Last year, the Basel Committee on Banking Supervision published for consultation the New Basel Capital Accord to replace the accord originally introduced in 1988 and supplemented in 1996. The underlying principles of the new Accord are intended to be suitable for application to banks of varying levels of complexity and sophistication. The proposed Accord will allow banks to determine capital levels consistent with the manner in which they measure, manage and mitigate risk. The new framework provides a spectrum of methodologies, from simple to advanced, for the measurement of both credit and operational risk.

By providing a flexible approach to measurement methodology, each bank will be able, subject to review by regulators, to adopt approaches which best fit its level of sophistication and risk profile. The objective of the framework is to provide rewards for more rigorous and accurate risk management by reducing regulatory capital required under weaker or less sophisticated approaches. While the overall objective of the new Accord is to neither increase nor decrease the level of overall capital in the system, some financial institutions will see an increase in regulatory capital, while others will see a decrease. The impact will depend upon the approach used by a particular institution and its own risk profile. The impact on the Bank remains unclear since the Accord continues to be revised. A quantitative impact study has been performed and is currently being reviewed. OSFI expects that the major Canadian banks will adopt the most sophisticated methods.

The global financial services industry uniformly commented that it is not clear that the stated objective of the Accord, which is to reward banks for more accurate risk measurement by assessing a lower capital requirement, would in fact be achieved with the capital factors which were proposed. There have been numerous positive revisions to the Accord to reflect these comments. The scope of the revisions has resulted in the delay of implementation of the new Capital Accord by one year to the beginning of fiscal 2006. The Bank is actively participating in the consultative process and quantitative impact studies. The Bank is making plans to implement the systems and procedural changes required to meet the requirements of the New Basel Capital Accord in fiscal 2006.

Risk-weighted assets at year end

(millions of dollars)	2002		2001		2000	
	Balance	**Risk-weighted balance**	Balance	Risk-weighted balance	Balance	Risk-weighted balance
Balance sheet assets						
Cash resources	**$ 6,538**	**$ 1,108**	$ 5,945	$ 991	$ 4,187	$ 657
Securities purchased under resale agreements	**13,060**	**282**	20,205	324	13,974	238
Securities	**82,197**	**6,247**	97,194	6,946	85,387	8,286
Loans	**122,627**	**63,965**	119,673	66,514	120,721	72,351
Customers' liability under acceptances	**7,719**	**7,066**	9,122	8,246	9,812	9,008
Other assets	**45,899**	**6,288**	35,699	6,342	30,737	7,704
Total balance sheet assets	**$ 278,040**	**$ 84,956**	$ 287,838	$ 89,363	$ 264,818	$ 98,244
Off-balance sheet assets						
Credit instruments		**14,559**		18,350		16,130
Derivative financial instruments		**6,259**		6,373		4,661
Total off-balance sheet assets		**20,818**		24,723		20,791
Total risk-weighted asset equivalent – credit risk		**105,774**		114,086		119,035
– market risk		**14,859**		13,032		11,125
Total risk-weighted assets		**$ 120,633**		$ 127,118		$ 130,160

Supplementary information

TABLE 1 Operating cash basis measurements[1]

	2002	2001	2000
Earnings (loss) per common share – operating cash basis – diluted	**$ .68**	$ 3.27	$ 3.12
Adjustments for non-cash/special items:			
Amortization of intangible assets, net of income taxes	**(.98)**	(.69)	(.93)
Amortization of goodwill, net of income taxes	–	(.30)	(.21)
Special increase in general provision, net of income taxes	–	(.33)	–
Gain on sale of mutual fund record keeping and custody business, net of income taxes	**.05**	–	–
Gains on sale of investment real estate, net of income taxes	–	.43	–
Restructuring costs, net of income taxes	–	(.21)	(.45)
Income tax expense from income tax rate changes	–	(.12)	–
Earnings (loss) per common share – reported basis – diluted	**$ (.25)**	$ 2.05	$ 1.53
Return on common shareholders' equity			
Operating cash basis net income applicable to common shares	**$ 442**	$ 2,075	$ 1,962
Average common shareholders' equity	**12,144**	11,505	10,894
Operating cash basis return on common shareholders' equity	**3.6%**	18.0%	18.0%

[1] Operating cash basis measurements are defined in the "How the Bank reports" section on page 7 of this annual report.

TABLE 2 Analysis of change in net interest income (TEB)

(millions of dollars)	2002 vs. 2001			2001 vs. 2000		
	Favourable (unfavourable) due to change in			Favourable (unfavourable) due to change in		
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Total earning assets	**$ 664**	**$(3,407)**	**$(2,743)**	$ 908	$ (66)	$ 842
Total interest-bearing liabilities	**(467)**	**4,096**	**3,629**	(710)	700	(10)
Net interest income	**$ 197**	**$ 689**	**$ 886**	$ 198	$ 634	$ 832

TABLE 3 Net interest rate margin (TEB)

(millions of dollars)	2002			2001			2000		
	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin	Average earning assets	Net interest income	Margin
Canada	**$150,738**	**$ 3,985**	**2.64%**	$147,525	$ 3,628	2.46%	$133,116	$ 3,137	2.36%
United States	**53,784**	**553**	**1.03**	55,798	509	.91	53,371	458	.86
Other international	**60,288**	**984**	**1.63**	50,128	499	1.00	47,534	209	.44
Total Bank	**$264,810**	**$ 5,522**	**2.09%**	$253,451	$ 4,636	1.83%	$234,021	$ 3,804	1.63%

TABLE 4 Average earning balances and interest rates (TEB)

(millions of dollars)	2002			2001			2000		
	Average balance	**Interest**	**Average rate**	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Earning assets									
Deposits with banks	**$ 14,358**	**$ 277**	**1.9%**	$ 7,810	$ 391	5.0%	$ 8,253	$ 474	5.7%
Securities purchased under resale agreements	**31,758**	**850**	**2.7**	26,511	1,462	5.5	23,561	1,350	5.7
Securities									
Investment	**28,663**	**1,290**	**4.5**	28,696	1,535	5.3	27,210	1,512	5.6
Trading	**67,633**	**2,610**	**3.9**	70,375	2,636	3.7	60,607	1,932	3.2
Total securities	**96,296**	**3,900**	**4.1**	99,071	4,171	4.2	87,817	3,444	3.9
Loans									
Mortgages	**53,035**	**3,101**	**5.8**	48,462	3,172	6.5	42,750	2,796	6.5
Consumer instalment and other personal	**34,156**	**2,090**	**6.1**	32,071	2,612	8.1	32,026	2,762	8.6
Business and government	**35,207**	**1,755**	**5.0**	39,526	2,908	7.4	39,614	3,048	7.7
Total loans	**122,398**	**6,946**	**5.7**	120,059	8,692	7.2	114,390	8,606	7.5
Total earning assets	**$264,810**	**$ 11,973**	**4.5%**	$253,451	$ 14,716	5.8%	$234,021	$ 13,874	5.9%
Interest-bearing liabilities									
Deposits									
Personal	**$ 98,163**	**$ 2,300**	**2.3%**	$ 93,733	$ 3,385	3.6%	$ 81,174	$ 3,514	4.3%
Banks	**33,071**	**865**	**2.6**	31,210	1,667	5.3	35,562	1,960	5.5
Business and government	**81,131**	**1,721**	**2.1**	76,093	3,232	4.2	72,684	3,320	4.6
Total deposits	**212,365**	**4,886**	**2.3**	201,036	8,284	4.1	189,420	8,794	4.6
Subordinated notes and debentures	**4,250**	**214**	**5.0**	4,943	297	6.0	3,860	251	6.5
Obligations related to securities sold short and under repurchase agreements	**44,931**	**1,351**	**3.0**	43,567	1,488	3.4	35,950	985	2.7
Other interest-bearing liabilities	**–**	**–**	**–**	156	11	7.1	521	40	7.7
Total interest-bearing liabilities	**$261,546**	**$ 6,451**	**2.5%**	$249,702	$ 10,080	4.0%	$229,751	$ 10,070	4.4%
Total net interest income (TEB)		**$ 5,522**			$ 4,636			$ 3,804	

TABLE 5 Other income

(millions of dollars)	2002	2001	2000	1999	1998
TD Waterhouse fees and commissions	**$ 922**	$ 1,002	$ 1,521	$ 979	$ 634
Full service brokerage and other securities services	**641**	701	667	484	379
Mutual fund management	**522**	502	452	258	204
Credit fees	**415**	425	545	463	403
Net investment securities gains[1]	**26**	216	382	362	386
Trading income	**529**	1,318	1,225	679	298
Service charges	**596**	561	441	289	283
Loan securitizations	**218**	272	236	94	33
Card services	**249**	249	233	190	180
Insurance	**375**	326	198	65	56
Trust fees	**76**	86	75	23	21
Gains on sale of investment real estate	**–**	350	–	–	–
Gain on sale of mutual fund record keeping and custody business	**40**	–	–	–	–
Foreign exchange – non-trading	**110**	114	134	72	95
Other services	**210**	325	291	134	225
Total	**$ 4,929**	$ 6,447	$ 6,400	$ 4,092	$ 3,197
Percentage increase (decrease) over previous year	**(23.5)%**	.7%	56.4%	28.0%	20.6%

[1] Excludes special Knight/Trimark gain in 1999.

TABLE 6 Trading related income (TEB)[1]

(millions of dollars)	2002	2001	2000
Net interest income	$ 824	$ 219	$ (287)
Other income	529	1,318	1,225
Total trading related income (TEB)	$ 1,353	$ 1,537	$ 938
By business			
Interest rate and credit portfolios	$ 746	$ 780	$ 383
Foreign exchange portfolios	217	247	200
Equity and other portfolios	390	510	355
Total trading related income (TEB)	$ 1,353	$ 1,537	$ 938

[1] Trading related income includes both trading income reported in other income and net interest income derived from trading instruments.

TABLE 7 Non-interest expenses and efficiency ratio[1]

(millions of dollars)	2002	2001	2000	1999	1998
Salaries and employee benefits					
Salaries	$ 2,273	$ 2,225	$ 2,032	$ 1,475	$ 1,362
Incentive compensation	875	1,150	1,048	785	630
Pension and other employee benefits	418	333	319	223	175
Salaries and employee benefits total	3,566	3,708	3,399	2,483	2,167
Occupancy					
Rent	330	323	266	209	196
Depreciation	148	149	104	80	73
Other	127	120	128	84	75
Occupancy total	605	592	498	373	344
Equipment					
Rent	170	159	118	88	78
Depreciation	164	169	156	121	108
Other	327	328	287	186	149
Equipment total	661	656	561	395	335
General					
Marketing and business development	388	410	434	261	213
Brokerage related fees	224	229	260	221	162
Professional and advisory services	366	322	284	172	140
Communications	225	205	202	155	142
Capital and business taxes	107	106	82	86	73
Postage	96	115	110	82	65
Travel and relocation	68	67	65	46	45
Other – excluding non-cash goodwill/intangible amortization and restructuring costs	448	515	412	234	202
General total	1,922	1,969	1,849	1,257	1,042
Total expenses excluding non-cash goodwill/intangible amortization and restructuring costs	$ 6,754	$ 6,925	$ 6,307	$ 4,508	$ 3,888
Percentage increase (decrease)	(2.5)%	9.8%	39.9%	15.9%	16.9%
Efficiency ratio					
Net interest income (TEB)	$ 5,522	$ 4,636	$ 3,804	$ 3,173	$ 3,140
Other income	4,929	6,447	6,400	4,092	3,197
Total revenue (TEB)	10,451	11,083	10,204	7,265	6,337
Deduct one-time gains	40	350	–	61	246
Adjusted revenue (TEB)	$ 10,411	$ 10,733	$ 10,204	$ 7,204	$ 6,091
Efficiency ratio – excluding non-cash goodwill/intangible amortization, restructuring costs and one-time gains[2]	64.9%	64.5%	61.8%	62.6%	63.8%
Efficiency ratio – reported basis	74.2%	78.1%	79.6%	50.1%	62.4%

[1] Expenses used to compute the efficiency ratio exclude non-cash goodwill/intangible amortization, and restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse Group, Inc. in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000).

[2] Excludes special gains on the sale of mutual fund record keeping and custody business in 2002, real estate gains in 2001, the gain on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999 and other one-time gains.

TABLE 8 Taxes

(millions of dollars)	2002	2001	2000	1999	1998
Income taxes					
Consolidated statement of operations	$ (406)	$ (164)	$ 296	$ 1,090	$ 611
Taxable equivalent adjustment	222	245	199	192	199
	(184)	81	495	1,282	810
Other taxes					
Payroll taxes	187	174	160	85	86
Capital taxes	97	98	76	77	71
GST and provincial sales taxes	162	149	92	82	93
Municipal and business taxes	93	91	93	71	60
Total other taxes	539	512	421	315	310
Total taxes	$ 355	$ 593	$ 916	$ 1,597	$ 1,120
Effective income tax rate – operating cash basis[1]	23.5%	30.8%	38.7%	40.7%	42.0%
Effective total tax rate – operating cash basis[1]	55.9%	40.4%	45.4%	46.1%	50.0%

[1] Excludes the gain on the sale of the mutual fund record keeping and custody business in 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in 2001, TD Waterhouse in 2001, the acquisition of Newcrest in 2001 and the acquisition of Canada Trust in 2000), the effect of real estate gains and general allowance increases in 2001, goodwill and intangibles gross-up and benefits as well as the special gain on the sale of TD Waterhouse Group, Inc. in 1999.

The effective income tax rate on the reported basis is set out in Note 12 of the Bank's consolidated financial statements.

TABLE 9 Loans to small and mid-sized business customers

(millions of dollars)	Loans authorized			Amount outstanding		
Loan amount	**2002**	2001	2000	**2002**	2001	2000
(thousands of dollars)						
0 – 24	$ 1,081	$ 1,107	$ 1,029	$ 555	$ 590	$ 486
25 – 49	738	725	720	431	435	431
50 – 99	1,280	1,263	1,200	735	748	718
100 – 249	2,660	2,690	2,507	1,623	1,676	1,545
250 – 499	2,440	2,409	2,275	1,414	1,416	1,332
500 – 999	2,571	2,552	2,443	1,342	1,371	1,272
1,000 – 4,999	6,898	7,266	7,360	3,167	3,336	3,360
Total[1]	$ 17,668	$ 18,012	$ 17,534	$ 9,267	$ 9,572	$ 9,144

[1] *Personal loans used for business purposes are not included in these totals.*

TABLE 10 Fees paid to the shareholders' auditors

(thousands of dollars)	2002	2001
Audit fees	$ 6,629	$ 6,116
Audit-related fees[1]	942	228
Tax advisory fees	3,205	2,108
Other fees[2]	971	5,522
Total	$ 11,747	$ 13,974

[1] Audit-related fees for 2002 primarily relate to fees paid for legislative and regulatory compliance matters and audits related to acquisitions made by the Bank.

[2] Other fees for 2002 primarily include fees paid for general consulting. For 2001, other fees include fees paid for financial information systems consulting, acquisition consulting and other general consulting.

Following the adoption of the U.S. Sarbanes-Oxley Act, the Audit and Risk Management Committee (now the Audit Committee) has revised its policy regarding fees paid to the shareholders' auditors. Prior to the engagement of the Bank's shareholders' auditors, the Audit Committee pre-approves the provision of services. In making their determination regarding non-audit services, the Audit Committee considers the provision of non-audit services in the context of avoiding impact, real or perceived, on auditor independence.

TABLE 11 Loans and customers' liability under acceptances, net of allowance for credit losses

(millions of dollars)

By sector	Canada[1] 2002	Canada[1] 2001	United States[1] 2002	United States[1] 2001	Other international[1] 2002	Other international[1] 2001	Total 2002	Total 2001	Total 2000
Residential mortgages	**$ 52,784**	$ 50,804	**$ –**	$ –	**$ –**	$ 3	**$ 52,784**	$ 50,807	$ 44,400
Consumer instalment and other personal	**32,798**	26,777	**3,516**	4,329	**18**	20	**36,332**	31,126	34,876
Total residential and personal	**85,582**	77,581	**3,516**	4,329	**18**	23	**89,116**	81,933	79,276
Real estate development									
Commercial and industrial	**1,846**	1,943	**–**	117	**–**	–	**1,846**	2,060	2,039
Residential	**1,171**	1,333	**57**	71	**–**	–	**1,228**	1,404	1,677
Retail	**378**	445	**–**	–	**40**	30	**418**	475	939
Real estate services	**293**	265	**16**	15	**–**	–	**309**	280	306
Total real estate	**3,688**	3,986	**73**	203	**40**	30	**3,801**	4,219	4,961
Agriculture	**2,365**	2,309	**–**	–	**–**	–	**2,365**	2,309	2,326
Apparel and textile	**351**	398	**10**	17	**39**	36	**400**	451	412
Automotive	**1,175**	1,378	**118**	164	**15**	16	**1,308**	1,558	1,798
Cable	**383**	562	**860**	847	**411**	549	**1,654**	1,958	2,230
Chemical	**555**	582	**317**	458	**121**	85	**993**	1,125	1,614
Construction	**681**	667	**11**	107	**93**	70	**785**	844	1,018
Financial	**2,283**	2,180	**567**	780	**946**	1,152	**3,796**	4,112	4,578
Food, beverage and tobacco	**1,302**	1,744	**167**	192	**162**	195	**1,631**	2,131	1,902
Forestry	**744**	909	**633**	619	**93**	192	**1,470**	1,720	1,735
Government	**471**	311	**25**	37	**–**	–	**496**	348	1,728
Health and social services	**1,060**	1,037	**116**	150	**–**	–	**1,176**	1,187	1,352
Media and entertainment	**1,520**	1,699	**624**	1,360	**688**	658	**2,832**	3,717	4,855
Metals and mining	**861**	963	**161**	267	**61**	114	**1,083**	1,344	1,430
Oil and gas	**1,668**	2,240	**879**	1,022	**361**	79	**2,908**	3,341	4,050
Retail	**1,041**	909	**160**	410	**–**	8	**1,201**	1,327	1,047
Sundry manufacturing	**1,019**	1,341	**150**	251	**44**	55	**1,213**	1,647	2,052
Telecommunications	**395**	285	**1,201**	2,983	**898**	983	**2,494**	4,251	3,240
Transportation	**933**	1,133	**90**	85	**141**	89	**1,164**	1,307	1,173
Utilities	**704**	794	**3,370**	2,618	**1,091**	1,450	**5,165**	4,862	4,380
All other loans	**2,638**	2,536	**423**	306	**234**	262	**3,295**	3,104	3,376
Total business and government	**25,837**	27,963	**9,955**	12,876	**5,438**	6,023	**41,230**	46,862	51,257
Total	**$ 111,419**	$105,544	**$ 13,471**	$ 17,205	**$ 5,456**	$ 6,046	**$130,346**	$128,795	$130,533
Percentage change	**5.6%**	5.4%	**(21.7)%**	(23.4)%	**(9.8)%**	(23.6)%	**1.2%**	(1.3)%	35.2%

By location of ultimate risk	2002	2001	2000	2002 % mix	2001 % mix	2000 % mix
Canada						
Atlantic	**$ 3,342**	$ 3,352	$ 3,108	**2.6**	2.6	2.4
Québec	**6,663**	5,769	5,332	**5.1**	4.5	4.1
Ontario	**70,219**	66,475	62,583	**53.9**	51.6	48.0
Prairies	**16,286**	16,156	15,188	**12.5**	12.5	11.6
British Columbia	**15,310**	14,296	13,865	**11.7**	11.1	10.6
Total Canada	**111,820**	106,048	100,076	**85.8**	82.3	76.7
United States	**11,714**	15,768	21,608	**9.0**	12.3	16.6
Other international						
United Kingdom	**1,118**	1,549	1,906	**.8**	1.2	1.5
Europe – other	**1,838**	1,224	1,629	**1.4**	.9	1.2
Australia and New Zealand	**1,328**	1,356	1,695	**1.0**	1.1	1.3
Japan	**138**	15	1,236	**.1**	–	.9
Asia – other	**1,254**	1,755	1,337	**1.0**	1.4	1.0
Latin America and Caribbean	**1,123**	1,068	1,034	**.9**	.8	.8
Middle East and Africa	**13**	12	12	**–**	–	–
Total other international	**6,812**	6,979	8,849	**5.2**	5.4	6.7
Total	**$130,346**	$ 128,795	$130,533	**100.0**	100.0	100.0
Percentage change over previous year						
Canada	**5.4%**	6.0%	42.6%			
United States	**(25.7)**	(27.0)	16.9			
Other international	**(2.4)**	(21.1)	12.8			
Total	**1.2%**	(1.3)%	35.2%			

[1] Based on geographic location of unit responsible for recording revenue.

TABLE 12 Impaired loans less allowance for credit losses

(millions of dollars)

By sector	Canada[1] 2002	Canada[1] 2001	United States[1] 2002	United States[1] 2001	Other international[1] 2002	Other international[1] 2001	Total 2002	Total 2001	Total 2000
Residential mortgages	$ 47	$ 82	$ –	$ –	$ –	$ –	$ 47	$ 82	$ 69
Consumer instalment and other personal	67	94	–	–	–	–	67	94	47
Total residential and personal	114	176	–	–	–	–	114	176	116
Real estate development									
Commercial and industrial	9	5	–	–	–	–	9	5	16
Residential	4	6	–	–	–	–	4	6	2
Retail	–	–	–	–	–	–	–	–	–
Real estate services	–	2	–	–	–	–	–	2	2
Total real estate	13	13	–	–	–	–	13	13	20
Agriculture	63	22	–	–	–	–	63	22	21
Apparel and textile	(4)	(5)	–	–	–	–	(4)	(5)	4
Automotive	5	4	1	1	–	–	6	5	3
Cable	–	–	286	–	–	–	286	–	–
Chemical	2	2	–	–	–	–	2	2	–
Construction	12	8	(5)	33	1	1	8	42	1
Financial	1	1	28	–	–	–	29	1	–
Food, beverage and tobacco	(4)	9	–	–	–	–	(4)	9	6
Forestry	23	24	–	–	–	–	23	24	28
Health and social services	2	4	–	–	–	–	2	4	95
Media and entertainment	16	19	15	–	–	10	31	29	25
Metals and mining	3	3	36	–	–	–	39	3	–
Oil and gas	1	1	15	–	–	–	16	1	–
Retail	–	(2)	–	–	–	–	–	(2)	–
Sundry manufacturing	18	39	55	63	–	–	73	102	21
Telecommunications	11	–	175	276	36	4	222	280	46
Transportation	135	137	33	36	–	–	168	173	183
Utilities	23	25	290	147	36	35	349	207	104
All other loans	15	2	–	–	–	–	15	2	4
Total business and government	335	306	929	556	73	50	1,337	912	561
Total net impaired loans before general allowances and sectoral allowances	$ 449	$ 482	$ 929	$ 556	$ 73	$ 50	$ 1,451	$1,088	$ 677
Less: general allowances							1,141	1,141	836
Less: sectoral allowances							1,285	–	–
Total net impaired loans							$ (975)	$ (53)	$ (159)
Net impaired loans as a % of common equity							(8.4)%	(.4)%	(1.4)%

By location[1]	2002	2001	2000	2002 % mix	2001 % mix	2000 % mix
Canada						
Atlantic	$ 5	$ 8	$ 7	.4	.7	1.0
Québec	18	25	40	1.2	2.3	5.9
Ontario	345	383	297	23.8	35.2	43.9
Prairies	60	31	17	4.1	2.9	2.5
British Columbia	21	35	23	1.5	3.2	3.4
Total Canada	449	482	384	31.0	44.3	56.7
United States	929	556	277	64.0	51.1	40.9
Other international	73	50	16	5.0	4.6	2.4
Total net impaired loans before general and sectoral allowances	$1,451	$ 1,088	$ 677	100.0	100.0	100.0
Less: general allowances	1,141	1,141	836			
Less: sectoral allowances	1,285	–	–			
Total net impaired loans	$ (975)	$ (53)	$ (159)			
Net impaired loans as a % of net loans[2]	(.7)%	–%	(.1)%			

[1] Based on geographic location of unit responsible for recording revenue.
[2] Includes customers' liability under acceptances.

TABLE 13 Impact on net interest income due to impaired loans

(millions of dollars)	2002	2001	2000
Reduction in net interest income due to impaired loans	$ 115	$ 127	$ 103
Recoveries	(20)	(25)	(15)
Net reduction	$ 95	$ 102	$ 88

TABLE 14 Provision for credit losses

(millions of dollars)

By sector	Canada[1] 2002	Canada[1] 2001	United States[1] 2002	United States[1] 2001	Other international[1] 2002	Other international[1] 2001	Total 2002	Total 2001	Total 2000
Residential mortgages	**$ 6**	$ 3	**$ –**	$ –	**$ –**	$ –	**$ 6**	$ 3	$ 9
Consumer instalment and other personal	**326**	248	**2**	2	**–**	–	**328**	250	164
Total residential and personal	**332**	251	**2**	2	**–**	–	**334**	253	173
Real estate development									
Commercial and industrial	**(1)**	(3)	**–**	(1)	**–**	–	**(1)**	(4)	(10)
Residential	**(2)**	1	**–**	–	**–**	–	**(2)**	1	–
Retail	**–**	–	**–**	–	**–**	–	**–**	–	–
Real estate services	**(1)**	1	**–**	–	**–**	–	**(1)**	1	–
Total real estate	**(4)**	(1)	**–**	(1)	**–**	–	**(4)**	(2)	(10)
Agriculture	**40**	2	**–**	–	**–**	–	**40**	2	6
Apparel and textile	**4**	1	**–**	(3)	**–**	–	**4**	(2)	13
Automotive	**3**	2	**–**	8	**–**	–	**3**	10	1
Cable	**–**	–	**99**	–	**26**	–	**125**	–	–
Chemical	**1**	–	**–**	–	**–**	–	**1**	–	–
Construction	**14**	9	**22**	33	**–**	2	**36**	44	3
Financial	**2**	1	**46**	–	**–**	(2)	**48**	(1)	4
Food, beverage and tobacco	**3**	(1)	**–**	–	**–**	–	**3**	(1)	–
Forestry	**39**	(20)	**–**	–	**–**	–	**39**	(20)	9
Health and social services	**2**	2	**(1)**	14	**–**	–	**1**	16	102
Media and entertainment	**43**	19	**16**	–	**–**	4	**59**	23	17
Metals and mining	**4**	2	**13**	–	**–**	–	**17**	2	–
Oil and gas	**1**	(1)	**15**	–	**–**	–	**16**	(1)	(2)
Retail	**2**	5	**–**	–	**(5)**	–	**(3)**	5	–
Sundry manufacturing	**15**	21	**9**	18	**–**	–	**24**	39	7
Telecommunications	**–**	–	**603**	208	**5**	(4)	**608**	204	10
Transportation	**5**	11	**–**	3	**–**	–	**5**	14	77
Utilities	**3**	–	**181**	11	**111**	23	**295**	34	70
All other loans	**8**	1	**1**	–	**–**	–	**9**	1	–
Total business and government	**185**	53	**1,004**	291	**137**	23	**1,326**	367	307
Total before general provision and sectoral provision	**$ 517**	$ 304	**$ 1,006**	$ 293	**$ 137**	$ 23	**$ 1,660**	$ 620	$ 480
General provision							**–**	300	–
Sectoral provision (net of transfer to specifics)							**1,265**	–	–
Total							**$ 2,925**	$ 920	$ 480

By location[1]	2002	2001	2000	2002 % mix	2001 % mix	2000 % mix
Canada						
Atlantic	**$ 11**	$ 14	$ 9	**.4**	1.5	1.9
Québec	**18**	26	26	**.6**	2.8	5.4
Ontario	**348**	187	200	**11.9**	20.3	41.7
Prairies	**57**	41	27	**2.0**	4.6	5.6
British Columbia	**83**	36	38	**2.8**	3.8	7.9
Total Canada	**517**	304	300	**17.7**	33.0	62.5
United States	**1,006**	293	157	**34.4**	31.9	32.7
Other international						
United Kingdom	**132**	–	8	**4.5**	–	1.6
Australia	**2**	4	6	**.1**	.4	1.3
Asia	**3**	19	9	**.1**	2.1	1.9
Total other international	**137**	23	23	**4.7**	2.5	4.8
General provision	**–**	300	–	**–**	32.6	–
Sectoral provision (net of transfer to specifics)	**1,265**	–	–	**43.2**	–	–
Total	**$ 2,925**	$ 920	$ 480	**100.0**	100.0	100.0

Provision for credit losses as a % of net average loans[2]	2002	2001	2000
Canada			
Residential mortgages	**.01%**	.01%	.02%
Personal	**1.09**	.96	.77
Business and other	**.71**	.18	.46
Total Canada	**.48**	.29	.33
United States	**6.37**	1.57	.71
Other international	**2.30**	.31	.26
General provision	**–**	.23	–
Sectoral provision	**.97**	–	–
Total	**2.24%**	.71%	.39%

[1] Based on geographic location of unit responsible for recording revenue.

[2] Includes customers' liability under acceptances.

TABLE 15 **Current replacement cost of derivatives**

(millions of dollars)	Canada[1]		United States[1]		Other international[1]		Total		
By sector	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	2000
Financial	**$ 12,155**	$ 10,485	**$ 909**	$ 1,212	**$ 10,317**	$ 9,044	**$ 23,381**	$ 20,741	$ 13,082
Government	**797**	891	**1**	2	**252**	313	**1,050**	1,206	668
Other	**863**	1,271	**437**	798	**1,074**	806	**2,374**	2,875	1,912
Current replacement cost	**$ 13,815**	$ 12,647	**$ 1,347**	$ 2,012	**$ 11,643**	$ 10,163	**$ 26,805**	$ 24,822	$ 15,662
Less impact of master netting agreements and collateral							**18,176**	15,779	7,847
							$ 8,629	$ 9,043	$ 7,815

By location of ultimate risk (after impact of master netting agreements and collateral)	2002	2001	2002 % mix	2001 % mix
Canada	**$ 2,035**	$ 2,900	**23.6**	32.1
United States	**2,037**	2,200	**23.6**	24.3
Other international				
United Kingdom	**1,277**	1,165	**14.8**	12.9
Europe – other	**2,475**	1,790	**28.7**	19.8
Australia and New Zealand	**272**	310	**3.2**	3.4
Japan	**90**	187	**1.0**	2.1
Asia – other	**155**	156	**1.8**	1.7
Latin America and Caribbean	**123**	115	**1.4**	1.3
Middle East and Africa	**165**	220	**1.9**	2.4
Total other international	**4,557**	3,943	**52.8**	43.6
Total current replacement cost	**$ 8,629**	$ 9,043	**100.0**	100.0

[1] Based on geographic location of unit responsible for recording revenue.

TABLE 16 ***Assets under administration and assets under management***

(millions of dollars)	2002	2001	2000
Assets under administration			
TD Canada Trust			
Retail custody and other	**$ 15,235**	$ 16,754	$ 16,875
Loans securitized	**14,716**	18,256	21,373
Total TD Canada Trust	**29,951**	35,010	38,248
TD Wealth Management			
TD Waterhouse retail brokerage – Canada	**52,029**	47,602	52,739
– United States and other international	**141,400**	151,721	189,195
	193,429	199,323	241,934
TD Waterhouse investment advice and trust services	**40,281**	40,790	40,442
Total TD Wealth Management	**233,710**	240,113	282,376
Total assets under administration	**$ 263,661**	$ 275,123	$ 320,624
Assets under management			
TD Wealth Management	**$ 111,920**	$ 119,467	$ 112,299

TABLE 17 **Off-balance sheet lending-related commitments by remaining maturity**

2002

(millions of dollars)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Credit instruments:					
Guarantees and standby letters of credit	$ 5,611	$ 2,279	$ 789	$ 88	$ 8,767
Documentary and commercial letters of credit	1,422	15	–	60	1,497
Commitments to extend credit	54,974	6,187	4,640	1,768	67,569
	$ 62,007	$ 8,481	$ 5,429	$ 1,916	$ 77,833

Contractual obligations relating to subordinated notes and debentures, and operating lease commitments as at October 31, 2002 are disclosed by remaining maturity in Note 8 and 16, respectively, of the Bank's consolidated financial statements on pages 56 and 69 of this annual report.

Consolidated financial statements

Financial reporting responsibility

The consolidated financial statements of The Toronto-Dominion Bank and related financial information presented in this annual report have been prepared by management, which is responsible for their integrity, consistency, objectivity and reliability. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and the related regulations have been applied and management has exercised its judgement and made best estimates where deemed appropriate.

The Bank's accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.

The Bank's Board of Directors, acting through the Audit and Risk Management Committee which is comprised of directors who are not officers or employees of the Bank, oversees management's responsibilities for the financial reporting and internal control systems.

The Bank's Chief Internal Auditor, who has full and free access to the Audit and Risk Management Committee, conducts an extensive program of audits in coordination with the Bank's shareholders' auditors. This program is an integral part of the system of internal control and is carried out by a professional staff of auditors.

The Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the Bank as he may deem necessary to satisfy himself that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in a sound financial condition.

Ernst & Young LLP and PricewaterhouseCoopers LLP, the shareholders' auditors, have audited our consolidated financial statements. They have full and free access to, and meet periodically with, the Audit and Risk Management Committee to discuss their audit and matters arising therefrom such as comments they may have on the fairness of financial reporting and the adequacy of internal controls.

A. Charles Baillie
Chairman and
Chief Executive Officer

W. Edmund Clark
President and
Chief Operating Officer

Daniel A. Marinangeli
Executive Vice President and
Chief Financial Officer

Auditors' report to the shareholders

We have audited the consolidated balance sheets of The Toronto-Dominion Bank as at October 31, 2002 and 2001 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

The consolidated financial statements for the year ended October 31, 2000 were audited by Ernst & Young LLP and KPMG LLP who expressed an opinion thereon without reservation in their report dated November 16, 2000.

Ernst & Young LLP
Chartered Accountants

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada
November 27, 2002

Consolidated balance sheet

As at October 31

(millions of dollars)	2002	2001
ASSETS		
Cash resources		
Cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	$ 1,902	$ 1,961
Interest-bearing deposits with other banks	4,636	3,984
	6,538	5,945
Securities purchased under resale agreements	13,060	20,205
Securities (Note 2)		
Investment	28,802	31,010
Trading	53,395	66,184
	82,197	97,194
Loans (net of allowance for credit losses) (Note 3)		
Residential mortgages	52,784	50,807
Consumer instalment and other personal	36,332	31,126
Business and government	33,511	37,740
	122,627	119,673
Other		
Customers' liability under acceptances	7,719	9,122
Trading derivatives' market revaluation (Note 15)	25,739	21,435
Intangible assets (Note 5)	3,383	4,381
Goodwill (Note 5)	3,134	2,298
Land, buildings and equipment (Note 6)	1,634	1,832
Other assets	12,009	5,753
	53,618	44,821
Total assets	$ 278,040	$ 287,838
LIABILITIES		
Deposits (Note 7)		
Personal	$ 100,942	$ 95,982
Banks	16,800	23,173
Business and government	71,448	74,759
	189,190	193,914
Other		
Acceptances	7,719	9,122
Obligations related to securities sold short	17,058	21,436
Obligations related to securities sold under repurchase agreements	8,655	14,637
Trading derivatives' market revaluation (Note 15)	25,954	21,770
Other liabilities	10,830	7,391
	70,216	74,356
Subordinated notes and debentures (Note 8)	4,343	4,892
Non-controlling interest in subsidiaries (Note 9)	1,250	1,272
SHAREHOLDERS' EQUITY		
Capital stock (Note 10)		
Preferred	1,485	1,492
Common	2,846	2,259
Retained earnings	8,710	9,653
	13,041	13,404
Total liabilities and shareholders' equity	$ 278,040	$ 287,838

A. Charles Baillie
Chairman and
Chief Executive Officer

W. Edmund Clark
President and
Chief Operating Officer

See Notes to consolidated financial statements **page 48**

Consolidated statement of operations

For the years ended October 31

(millions of dollars)	2002	2001	2000
Interest income			
Loans	$ 7,796	$ 10,154	$ 9,956
Securities	3,678	3,926	3,245
Deposits with banks	277	391	474
	11,751	14,471	13,675
Interest expense			
Deposits	4,886	8,284	8,794
Subordinated notes and debentures	214	297	251
Other obligations	1,351	1,499	1,025
	6,451	10,080	10,070
Net interest income	5,300	4,391	3,605
Provision for credit losses (Note 3)	2,925	920	480
Net interest income after credit loss provision	2,375	3,471	3,125
Other income			
Investment and securities services	2,085	2,205	2,640
Credit fees	415	425	545
Net investment securities gains	26	216	382
Trading income	529	1,318	1,225
Service charges	596	561	441
Loan securitizations **(Note 4)**	218	272	236
Card services	249	249	233
Insurance	375	326	198
Trust fees	76	86	75
Gains on sale of investment real estate **(Note 19)**	–	350	–
Gain on sale of mutual fund record keeping and custody business **(Note 19)**	40	–	–
Other	320	439	425
	4,929	6,447	6,400
Net interest and other income	7,304	9,918	9,525
Non-interest expenses			
Salaries and employee benefits **(Note 11)**	3,566	3,708	3,399
Occupancy including depreciation	605	592	498
Equipment including depreciation	661	656	561
Amortization of intangible assets **(Note 5)**	998	1,292	1,203
Amortization of goodwill **(Note 5)**	–	198	142
Restructuring costs **(Note 20)**	–	239	475
Other	1,922	1,969	1,849
	7,752	8,654	8,127
Income (loss) before provision for (benefit of) income taxes	(448)	1,264	1,398
Provision for (benefit of) income taxes **(Note 12)**	(406)	(164)	296
Income (loss) before non-controlling interest in subsidiaries	(42)	1,428	1,102
Non-controlling interest in net income of subsidiaries	34	45	77
Net income (loss)	(76)	1,383	1,025
Preferred dividends (Note 10)	84	83	56
Net income (loss) applicable to common shares	$ (160)	$ 1,300	$ 969
Average number of common shares outstanding (thousands) **(Note 21)**			
– basic	641,046	627,047	621,585
– diluted	646,946	635,500	632,100
Earnings (loss) per common share **(Note 21)**			
– basic	$ (.25)	$ 2.07	$ 1.56
– diluted	(.25)	2.05	1.53
Dividends per common share	1.12	1.09	.92

See Notes to consolidated financial statements **page 48**

Consolidated statement of changes in shareholders' equity

For the years ended October 31

(millions of dollars)	2002	2001	2000
Preferred shares (Note 10)			
Balance at beginning of year	$ 1,492	$ 1,251	$ 833
Proceeds from share issues	–	225	410
Translation adjustment on shares issued in a foreign currency	(7)	16	8
Balance at end of year	1,485	1,492	1,251
Common shares (Note 10)			
Balance at beginning of year	2,259	2,060	2,006
Issued on acquisition of subsidiaries	–	181	41
Proceeds from shares issued for cash	400	–	–
Proceeds from shares issued on exercise of options	13	18	13
Proceeds from shares issued as a result of dividend reinvestment plan	174	–	–
Balance at end of year	2,846	2,259	2,060
Retained earnings			
Balance at beginning of year	9,653	9,039	8,694
Net income (loss)	(76)	1,383	1,025
Preferred dividends	(84)	(83)	(56)
Common dividends	(718)	(684)	(572)
Foreign currency translation adjustments, net of income taxes	(32)	171	2
Stock options settled in cash, net of income taxes	(25)	(39)	(41)
Obligations arising from adoption of accounting standard for employee future benefits, net of income taxes (Note 1)	–	(132)	–
Other	(8)	(2)	(13)
Balance at end of year	8,710	9,653	9,039
Total common equity	11,556	11,912	11,099
Total shareholders' equity	$ 13,041	$ 13,404	$ 12,350

See Notes to consolidated financial statements **page 48**

Consolidated statement of cash flows

For the years ended October 31

(millions of dollars)	2002	2001	2000
Cash flows from (used in) operating activities			
Net income (loss)	$ (76)	$ 1,383	$ 1,025
Adjustments to determine net cash flows			
Provision for credit losses	2,925	920	480
Restructuring costs	–	239	475
Depreciation	312	317	260
Amortization of intangible assets	998	1,292	1,203
Amortization of goodwill	–	198	142
Gains on sale of investment real estate	–	(350)	–
Gain on sale of mutual fund record keeping and custody business	(40)	–	–
Net investment securities gains	(26)	(216)	(382)
Changes in operating assets and liabilities			
Future income taxes	(1,017)	(1,210)	(831)
Current income taxes payable	249	(78)	(233)
Interest receivable and payable	(422)	(249)	288
Trading securities	12,789	(7,887)	(7,233)
Unrealized gains and amounts receivable on derivatives contracts	(4,304)	(7,177)	(4,607)
Unrealized losses and amounts payable on derivatives contracts	4,184	8,968	4,329
Other	(1,640)	(982)	(828)
Net cash from (used in) operating activities	13,932	(4,832)	(5,912)
Cash flows from (used in) financing activities			
Deposits	(4,724)	8,103	4,008
Securities sold under repurchase agreements	(5,982)	5,782	(11,484)
Securities sold short	(4,378)	2,415	3,733
Debt of subsidiaries	–	(501)	135
Issuance of subordinated notes and debentures	557	809	1,252
Repayment of subordinated notes and debentures	(1,106)	(857)	(5)
Common shares issued for cash, net of expenses	392	–	–
Common shares issued on exercise of options	13	18	13
Common shares issued as a result of dividend reinvestment plan	174	–	–
Common stock options settled in cash, net of income taxes	(25)	(39)	(41)
Issuance of preferred shares	–	225	410
Dividends paid on – preferred shares	(84)	(83)	(56)
– common shares	(718)	(684)	(572)
Proceeds on issuance of subsidiary shares	350	–	900
Other	–	–	(12)
Net cash from (used in) financing activities	(15,531)	15,188	(1,719)
Cash flows from (used in) investing activities			
Interest-bearing deposits	(652)	(1,318)	2,097
Activity in investment securities			
Purchases	(16,620)	(15,098)	(69,754)
Proceeds from maturities	7,024	3,751	63,223
Proceeds from sales	11,830	7,985	11,935
Loans	(6,396)	(1,232)	(11,750)
Loan securitizations	517	1,528	6,345
Land, buildings and equipment	(114)	994	(193)
Securities purchased under resale agreements	7,145	(6,231)	12,953
Acquisitions and dispositions less cash and cash equivalents acquired (**Note 19**)	(1,194)	(296)	(7,167)
Net cash from (used in) investing activities	1,540	(9,917)	7,689
Net changes in cash and cash equivalents	(59)	439	58
Cash and cash equivalents at beginning of year	1,961	1,522	1,464
Cash and cash equivalents at end of year represented by cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks	$ 1,902	$ 1,961	$ 1,522
Supplementary disclosure of cash flow information			
Amount of interest paid during the year	$ 6,962	$ 10,447	$ 9,063
Amount of income taxes paid during the year	565	834	1,314

See Notes to consolidated financial statements **page 48**

Notes to consolidated financial statements

NOTE 1 Summary of significant accounting policies

Bank Act

The Bank Act stipulates that the consolidated financial statements are to be prepared in accordance with Canadian generally accepted accounting principles, except as specified by the Superintendent of Financial Institutions Canada.

The accounting principles followed by the Bank conform with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

Note 22 to the consolidated financial statements describes and reconciles the differences between Canadian and United States generally accepted accounting principles.

The significant accounting policies and practices followed by the Bank are:

(a) Basis of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of subsidiaries, namely corporations effectively controlled by the Bank. As of November 1, 2001, the Bank prospectively adopted the new accounting standard on business combinations. The Bank uses the purchase method to account for all business acquisitions.

When the Bank effectively controls a subsidiary but does not own all of the common and preferred shares, the non-controlling interest in the net book value of the subsidiary is disclosed in the consolidated balance sheet separately from the Bank's shareholders' equity. The non-controlling interest in the subsidiary's net income is disclosed net of income taxes as a separate line item in the consolidated statement of operations.

Corporations over which the Bank has significant influence are reported in investment securities in the consolidated balance sheet and are accounted for using the equity method of accounting. The Bank's share of earnings of such corporations is reported in interest income in the consolidated statement of operations.

(b) Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements of the Bank requires management to make estimates and assumptions based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

(c) Translation of foreign currencies

Foreign currency assets and liabilities are translated into Canadian dollars at prevailing year-end rates of exchange. Foreign currency income and expenses are translated into Canadian dollars at the average exchange rates prevailing throughout the year.

Unrealized translation gains and losses related to the Bank's investment positions in foreign operations, net of any offsetting gains or losses arising from economic hedges of these positions and applicable income taxes, are included in shareholders' equity. All other unrealized translation gains and losses and all realized gains and losses are included in other income in the consolidated statement of operations.

(d) Cash resources

Cash resources includes cash and cash equivalents represented by cash and highly liquid deposits with the Bank of Canada and non-interest-bearing deposits with other banks.

(e) Securities purchased under resale and sold under repurchase agreements

Securities purchased under resale agreements consist of the purchase of a security with the commitment by the Bank to resell the security to the original seller at a specified price. Securities sold under repurchase agreements consist of the sale of a security with the commitment by the Bank to repurchase the security at a specified price. Securities purchased under resale and sold under repurchase agreements are carried at cost on the consolidated balance sheet. The difference between the sale price and the agreed repurchase price on a repurchase agreement is recorded as interest expense. Conversely, the difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as interest income.

(f) Securities

Investment account securities, excluding loan substitutes, are securities where the Bank's original intention is to hold to maturity or until market conditions render alternative investments more attractive, and which are generally available for sale. Investment account securities include nonmarketable equity securities that are not publicly traded. Investment account securities are carried at cost or amortized cost, adjusted to net realizable value to recognize other than temporary impairment. Gains and losses realized on disposal are determined on the average cost basis. Such gains, losses and writedowns are included in other income.

Trading account securities, including trading securities sold short included in liabilities, are carried at market value. Gains and losses on disposal and adjustments to market are reported in other income.

Interest income earned, amortization of premiums and discounts on debt securities and dividends received are included in interest income.

Loan substitutes are securities which have been structured as after-tax instruments rather than conventional loans in order to provide the issuers with a borrowing rate advantage and are identical in risk and security to bank loans of comparable term. Loan substitutes are carried at cost less any allowance for anticipated credit losses as described in (h).

(g) Loans

Loans are stated net of unearned income and an allowance for credit losses.

Interest income is recorded on the accrual basis until such time as the loan is classified as impaired. Interest on impaired loans subsequently received is recorded as income only when management has reasonable assurance as to the timely collection of the full amount of the principal and interest.

An impaired loan is any loan where, in management's opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, any loan where a payment is contractually past due 90 days is classified as impaired, other than a deposit with a bank, a credit card loan, or a loan that is guaranteed or insured by Canada, the provinces or an agency controlled by these governments.

Deposits with banks are considered impaired when a payment is contractually past due 21 days. Credit card loans with payments 180 days in arrears are considered impaired and are entirely written off.

Loan origination fees are considered to be adjustments to loan yield and are deferred and amortized to interest income over the term of the loan. Commitment fees are amortized to other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are deferred and amortized to interest income over the term of the resulting loan. Loan syndication fees are recognized in other income unless the yield on any loans retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases an appropriate portion of the fee is deferred and amortized to interest income over the term of the loan.

(h) Allowance for credit losses

An allowance is maintained which is considered adequate to absorb all credit-related losses in a portfolio of items which are both on and off the consolidated balance sheet. Assets in the portfolio which are included in the consolidated balance sheet are deposits with banks, loans, mortgages, loan substitutes, securities purchased under resale agreements, acceptances and derivative financial instruments. Items not included in the consolidated balance sheet and referred to as off-balance sheet items include guarantees and letters of credit. The allowance is deducted from the applicable asset in the consolidated balance sheet except for acceptances and off-balance sheet items. The allowance for acceptances and for off-balance sheet items is included in other liabilities.

The allowance consists of specific, general and sectoral allowances.

Specific allowances include all the accumulated provisions for losses on particular assets required to reduce the book values to estimated realizable amounts in the ordinary course of business. Specific provisions are established on an individual facility basis to recognize credit losses on business and government loans. For personal loans, excluding credit cards, specific provisions are calculated using a formula method taking into account recent loss experience. No specific provisions for credit cards are recorded and balances are written off when payments are 180 days in arrears.

General allowances include all the accumulated provisions for losses which are prudential in nature and cannot be determined on an item-by-item or group basis. The level of the general allowance depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition and other relevant indicators.

When an industry sector or geographic region experiences specific adverse events or changes in economic condition, it may be necessary to establish an additional allowance for loan loss for the group of loans as a whole even though the individual loans comprising the group are still performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowances noted above. The amount of the allowance is reviewed and adjusted regularly and depends on management's assessment of the current and expected business and economic conditions as well as the extent of the Bank's exposure to the sector.

General and sectoral allowances are computed using credit risk models developed by the Bank. The level of the allowances considers the probability of default (loss frequency), the loss given default (loss severity) and the expected exposure at default.

The total level of allowances is considered adequate to absorb all credit losses in the portfolio of on and off-balance sheet items. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses, which is charged to the consolidated statement of operations, is that required to bring the total of all allowances (specific, general and sectoral) to a level which management considers adequate to absorb probable credit-related losses in its portfolio of on and off-balance sheet items.

(i) Loan securitizations

When loan receivables are sold in a securitization to a qualifying special purpose entity under terms that transfer control to third parties, the transaction is recognized as a sale and the related loan assets are removed from the consolidated balance sheet. As part of the securitization, certain financial assets are retained and consist of one or more subordinated tranches, servicing rights, and in some cases a cash reserve account. The retained interests are classified as investment account securities and are carried at cost or amortized cost. With effect from July 1, 2001, a gain or loss on sale of the loan receivables is recognized immediately in other income. The amount of the gain or loss recognized depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests and the Bank generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions – credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved. Prior to July 1, 2001, gains arising on loan securitizations were deferred and amortized to income whereas losses were recognized immediately. Transactions entered into prior to July 1, 2001 or completed subsequently pursuant to commitments to sell made prior to July 1, 2001 have not been restated and deferred gains will be amortized over the remaining terms of the commitment period.

Subsequent to the securitization, any retained interests that cannot be contractually settled in such a way that the Bank can recover substantially all of its recorded investment are adjusted to fair value. The current fair value of retained interests is determined using the present value of future expected cash flows as discussed above.

(j) Acceptances

The potential liability of the Bank under acceptances is reported as a liability in the consolidated balance sheet. The Bank's recourse against the customer in the event of a call on any of these commitments is reported as an offsetting asset of the same amount.

(k) Derivative financial instruments

Derivative financial instruments are financial contracts which derive their value from changes in interest rates, foreign exchange rates and other financial or commodity indices. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. These instruments are traded by the Bank and are also used by the Bank for its own risk management purposes. To be designated as a non-trading derivative contract and receive hedge accounting treatment, the contract must substantially offset the effects of price, interest rate or foreign exchange rate exposures to the Bank, must be documented at inception as a non-trading derivative contract, and must have a high correlation at inception and throughout the contract period between the derivative contract and the Bank's exposure. If these criteria are not met, the contract is designated as a trading derivative.

Trading derivatives are entered into by the Bank to meet the needs of its customers and to take trading positions. Derivative trading portfolios are marked to market with the resulting realized and unrealized gains or losses recognized immediately in other income. The market value for over-the-counter trading derivatives is determined net of valuation adjustments which recognize the need to cover market, liquidity and credit risks, as well as the cost of capital and administrative expenses over the life of each contract.

Non-trading derivatives are entered into by the Bank in order to meet the Bank's funding, investing and credit portfolio management strategies. This is accomplished by modifying one or more characteristics of the Bank's risk related to on-balance sheet financial instruments.

Unrealized gains and losses on non-trading derivatives are accounted for on a basis consistent with the related on-balance sheet financial instrument. Realized gains and losses resulting from the early termination, sale, maturity or extinguishment of such derivatives are generally deferred and amortized over the remaining term of the related on-balance sheet instruments. Premiums on purchased options are deferred at inception and amortized into other income over the contract life.

(l) Goodwill and intangible assets
As of November 1, 2001, the Bank prospectively adopted the new accounting standard on goodwill and other intangible assets. Goodwill represents the difference between the acquisition cost of an investment and the fair value of the net tangible assets acquired after an allocation is made for indefinite and finite life intangible assets. Under the new standard, goodwill is not amortized but is subject to fair value impairment tests, on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. If any potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit. Intangibles with a finite life are amortized over their estimated useful life and also are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. Finite life intangible assets are considered impaired and written down to their net recoverable amount when their net carrying value exceeds their estimated future net cash flows. Any impairment of goodwill or intangible assets is charged to income in the period in which the impairment is determined. The Bank's finite life intangible assets consist primarily of core deposit intangibles that represent the intangible value of depositor relationships acquired when deposit liabilities are assumed in an acquisition. Other significant finite life intangible assets include term deposit, loan and mutual fund intangibles resulting from acquisitions. These finite life intangible assets are amortized to income on a double declining basis over eight years, based on their estimated useful lives.

(m) Land, buildings and equipment
Land is reported at cost. Buildings, equipment and leasehold improvements are reported at cost less accumulated depreciation. Gains and losses on disposal are reported in other income. When the Bank reports a gain on sale of property in which it retains a significant leasing interest, the portion of the gain which can be allocated to the leased interest is deferred and amortized to income over the remaining term of the lease. Depreciation methods and rates by asset category are as follows:

Asset	Rate and depreciation method
Buildings	5% or 10%, declining balance
Computer equipment	30%, declining balance
Computer software	maximum 3 years, straight-line
Furniture, fixtures and other equipment	20%, declining balance
Leasehold improvements	estimated useful life, straight-line

(n) Stock-based compensation plans
The Bank operates various stock-based compensation plans. One of these plans is a stock option plan for eligible employees and non-employee directors of the Bank. Under this plan, options are periodically awarded to participants to purchase common shares at prices equal to the closing market price of the shares on the date prior to the date the options were issued, subject to vesting provisions. For years up to and including fiscal 2002, no expenses have been recorded when the stock options were issued. The consideration paid by option holders on the exercise of the options is credited to capital stock. Until October 5, 2002, option holders could elect to receive cash for the options equal to the excess of the current market price of the shares over the option exercise price. Effective October 6, 2002, new grants of options and all outstanding options can only be settled for shares. Cash payments to option holders who elected to receive cash were charged to retained earnings on a net of tax basis. Option awards granted after November 1, 2002 will be accounted for as described in Note 23.

The Bank also operates a share purchase plan available to all employees. Under the plan, the Bank matches 50% of employees' permitted contributions toward the purchase of Bank common shares, subject to vesting provisions. The Bank's annual contributions are recorded in salaries and employee benefits.

Changes in the value of phantom share units and deferred share units are recorded, net of the effects of related hedges, in the consolidated statement of operations.

(o) Employee future benefits
The Bank's principal pension plan is The Pension Fund Society of The Toronto-Dominion Bank, a defined benefit plan for which membership is voluntary. As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both plans is provided by contributions from the Bank and members of the plans. In addition, the Bank and CT maintain partially funded benefit plans for eligible employees. Related retirement benefits are paid from Bank assets and contributions.

The Bank also provides certain post-retirement benefits, post-employment benefits, compensated absences and termination benefits for its employees (non-pension employee benefits), which are generally non-funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire from the Bank at certain retirement ages. Employees eligible for the post-employment benefits are those on long-term disability.

As of November 1, 2000, the Bank adopted the accounting standard on employee future benefits on a retroactive basis without restatement. As a result, an after-tax amount of $132 million was charged to retained earnings. For the defined benefit plans and the non-pension employee benefit plans, actuarial valuations are made each year to determine the present value of the accrued benefits. Pension and non-pension benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management's best estimates of investment returns on the plan assets, compensation increases, retirement age of employees and estimated health care costs. The discount rate used to value liabilities is based on a market rate as of the valuation date. The expense includes the cost of benefits for the current year's service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of plan amendments on a straight-line basis over the expected average remaining service life of the employee group. The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the employee group. The cumulative difference between expense and funding contributions is reported in other assets or other liabilities.

For the defined contribution plan, annual pension expense is based on the Bank's contributions to the plan.

(p) Provision for income taxes

The Bank recognizes both the current and future income tax consequences of all transactions that have been recognized in the financial statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes.

(q) Earnings per share

As of November 1, 2001, the Bank adopted the new accounting standard on earnings per share which requires the use of the treasury stock method to calculate diluted earnings per share. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank's common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The Bank has adopted this standard retroactively with restatement of prior years. Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the period. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. Such potential dilution is not recognized in a loss period.

(r) Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2002.

NOTE 2 Securities

Securities maturity schedule at year end

(millions of dollars)	Remaining term to maturity							
	Within 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	No specific maturity	**2002 Total**	2001 Total
Investment securities								
Government and government-insured securities								
Canada	$ 3,455	$ 92	$ 890	$ 192	$ 8	$ –	**$ 4,637**	$ 6,646
Mortgage-backed securities[1]	70	7,195	853	–	–	–	**8,118**	7,609
Total Canada	3,525	7,287	1,743	192	8	–	**12,755**	14,255
Provinces	1	55	142	20	13	–	**231**	131
Total	3,526	7,342	1,885	212	21	–	**12,986**	14,386
Other debt securities								
Canadian issuers	139	111	3	22	51	–	**326**	258
U.S. federal government	2,757	21	33	40	2	–	**2,853**	2,598
Other foreign governments	2,162	1,835	141	119	–	–	**4,257**	4,738
Other issuers	1,342	1,563	141	839	27	–	**3,912**	3,955
Total	6,400	3,530	318	1,020	80	–	**11,348**	11,549
Equity securities								
Preferred shares	175	236	511	98	–	471	**1,491**	1,771
Common shares	–	–	–	–	–	2,977	**2,977**	3,304
Total	175	236	511	98	–	3,448	**4,468**	5,075
Total investment securities	10,101	11,108	2,714	1,330	101	3,448	**28,802**	31,010
Trading securities								
Government and government-insured securities								
Canada	1,088	337	1,470	997	2,527	–	**6,419**	13,251
Provinces	189	338	1,005	700	628	–	**2,860**	2,794
Total	1,277	675	2,475	1,697	3,155	–	**9,279**	16,045
Other debt securities								
Canadian issuers	88	574	385	537	344	–	**1,928**	1,271
U.S. federal government	876	451	127	140	50	–	**1,644**	1,563
Other foreign governments	73	240	359	909	1,267	–	**2,848**	3,327
Other issuers	2,647	4,001	5,406	7,948	3,152	–	**23,154**	30,077
Total	3,684	5,266	6,277	9,534	4,813	–	**29,574**	36,238
Equity securities								
Preferred shares	–	1	312	9	511	129	**962**	812
Common shares	–	–	–	–	–	13,580	**13,580**	13,089
Total	–	1	312	9	511	13,709	**14,542**	13,901
Total trading securities	4,961	5,942	9,064	11,240	8,479	13,709	**53,395**	66,184
Total securities[2]	$ 15,062	$ 17,050	$ 11,778	$ 12,570	$ 8,580	$ 17,157	**$82,197**	$97,194

[1] Mortgage-backed securities are guaranteed by the government of Canada.

[2] Includes loan substitutes in the amount of $5 million (2001 – $20 million).

Securities – Unrealized gains and losses

(millions of dollars)	2002				2001			
	Book value	**Gross unrealized gains**	**Gross unrealized losses**	**Estimated market value**	Book value	Gross unrealized gains	Gross unrealized losses	Estimated market value
Investment securities								
Issued or guaranteed by								
Canada	**$ 12,755**	**$ 249**	**$ 1**	**$ 13,003**	$ 14,255	$ 454	$ –	$ 14,709
Provinces	**231**	**1**	**–**	**232**	131	–	–	131
U.S. federal government	**2,853**	**–**	**–**	**2,853**	2,598	5	–	2,603
Other debt	**8,495**	**198**	**4**	**8,689**	8,951	144	35	9,060
Equity	**4,468**	**422**	**294**	**4,596**	5,075	513	183	5,405
Total investment securities	**28,802**	**870**	**299**	**29,373**	31,010	1,116	218	31,908
Trading securities	**53,395**	**–**	**–**	**53,395**	66,184	–	–	66,184
Total securities	**$ 82,197**	**$ 870**	**$ 299**	**$ 82,768**	$ 97,194	$ 1,116	$ 218	$ 98,092

NOTE 3 Loans, impaired loans and allowance for credit losses

Loans and impaired loans

(millions of dollars) 2002	Gross amount of loans	Gross impaired loans	Specific allowance	Impaired loans net of specific allowance	General allowance	Sectoral allowance	Total allowance for credit losses	Net amount of loans
Residential mortgages	**$ 52,810**	**$ 57**	**$ 10**	**$ 47**	**$ 16**	**$ –**	**$ 26**	**$ 52,784**
Consumer instalment and other personal	**36,601**	**137**	**69**	**68**	**200**	**–**	**269**	**36,332**
Business and government	**36,716**	**2,331**	**995**	**1,336**	**925**	**1,285**	**3,205**	**33,511**
Total	**$ 126,127**	**$ 2,525**	**$ 1,074**	**$ 1,451**	**$ 1,141**	**$ 1,285**	**$ 3,500**	**$ 122,627**
2001								
Residential mortgages	$ 50,874	$ 88	$ 6	$ 82	$ 61	$ –	$ 67	$ 50,807
Consumer instalment and other personal	31,396	154	60	94	210	–	270	31,126
Business and government	38,723	1,025	113	912	870	–	983	37,740
Total	$ 120,993	$ 1,267	$ 179	$ 1,088	$ 1,141	$ –	$ 1,320	$ 119,673

	2002	2001
Average gross impaired loans during the year	**$ 1,647**	$ 1,242

Included in gross residential mortgages are Canadian government-insured mortgages of $41,360 million at October 31, 2002 (2001 – $39,204 million). Gross impaired loans include foreclosed assets held for sale with a gross carrying value of $27 million at October 31, 2002 (2001 – $51 million) and a related allowance of $8 million (2001 – $4 million).

Included in consumer instalment and other personal loans are Canadian government-insured real estate secured personal loans of $2,680 million at October 31, 2002 (2001 – nil).

Included in business and government loans are $7,032 million of gross loans in the communications sector and $5,872 million of gross loans in the utilities sector against which sectoral allowances of $619 million and $508 million have been provided, respectively.

Allowance for credit losses

(millions of dollars)	2002				2001		
	Specific allowance	**General allowance**	**Sectoral allowance**[1]	**Total**	Specific allowance	General allowance	Total
Balance at beginning of year	**$ 179**	**$ 1,141**	**$ –**	**$ 1,320**	$ 312	$ 836	$ 1,148
Provision for credit losses charged to the consolidated statement of operations	**1,455**	**–**	**1,470**	**2,925**	620	300	920
Transfer from sectoral to specific	**205**	**–**	**(205)**	**–**	–	–	–
Write-offs[2]	**(893)**	**–**	**–**	**(893)**	(844)	–	(844)
Recoveries	**127**	**–**	**–**	**127**	90	–	90
Other, including foreign exchange rate changes	**1**	**–**	**20**	**21**	1	5	6
Allowance for credit losses at end of year	**$ 1,074**	**$ 1,141**	**$ 1,285**	**$ 3,500**	$ 179	$ 1,141	$ 1,320

[1] There was no sectoral allowance for the year ended October 31, 2001.
[2] For the year ended October 31, 2002, $57 million of write-offs related to restructured loans. There were no restructured loans written off during the year ended October 31, 2001.

NOTE 4 Loan securitizations

During the year, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities and received net cash proceeds of $3,486 million (2001 – $999 million). The Bank retained the rights to future excess interest on the residential mortgages valued at $159 million (2001 – $47 million) and received cash flows on interests retained of $24 million. The gain on sale, net of transaction fees and expenses and before the effects of hedges on the assets sold, was $114 million (2001 – $38 million). The Bank retained the responsibility for servicing the mortgages. The key assumptions used to value the sold and retained interests included a prepayment rate of 7.0% (2001 – 7.0%), an excess spread of 1.3% (2001 – 1.4%) and a discount rate of 4.2% (2001 – 4.5%). There are no expected credit losses as the mortgages are government guaranteed.

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31. The sensitivity analysis is hypothetical and should be used with caution.

(millions of dollars)			
2002	Residential mortgage loans	Personal loans	Credit card loans
Carrying value of retained interests	$ 184	$ 11	$ 3
Discount rate	3.5%	3.4%	3.4%
+10%	$ (1)	$ –	$ –
+20%	(3)	–	–
Prepayment rate	7.0%	5.5%	38.2%
+10%	$ (2)	$ (1)	$ –
+20%	(5)	(2)	–
Expected credit losses	–%	–%	3.2%
+10%	$ –	$ –	$ –
+20%	–	–	–

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

(millions of dollars)	2002			2001		
	Loans (net of allowance for credit losses)	**Gross impaired loans**	**Net write offs**	Loans (net of allowance for credit losses)	Gross impaired loans	Net write offs
Type of loan						
Residential mortgages	**$ 60,857**	**$ 57**	**$ 2**	$ 59,204	$ 88	$ 4
Personal loans	**42,886**	**151**	**389**	40,985	184	343
Other loans	**33,800**	**2,331**	**445**	37,940	1,025	490
Total loans reported and securitized	**137,543**	**2,539**	**836**	138,129	1,297	837
Less: loans securitized	**14,916**	**14**	**70**	18,456	30	83
Loans held	**$ 122,627**	**$ 2,525**	**$ 766**	$ 119,673	$ 1,267	$ 754

NOTE 5 Goodwill and intangible assets

Goodwill

The changes in the Bank's carrying value of goodwill, by business segment and in total, are as follows:

(millions of dollars)				
2002	*TD Canada Trust*	*TD Securities*	*TD Wealth Management*	*Total*
Carrying value of goodwill at beginning of year	**$ 841**	**$ 147**	**$ 1,310**	**$ 2,298**
Goodwill acquired during the year	**–**	**379**	**457**	**836**
Carrying value of goodwill at end of year	**$ 841**	**$ 526**	**$ 1,767**	**$ 3,134**
2001				
Carrying value of goodwill at beginning of year	$ 917	$ –	$ 1,245	$ 2,162
Goodwill acquired during the year	42	160	132	334
Amortization of goodwill during the year	(118)	(13)	(67)	(198)
Carrying value of goodwill at end of year	$ 841	$ 147	$ 1,310	$ 2,298

Intangible assets

The following table presents details of the Bank's intangible assets as at October 31. Future income tax liabilities related to these intangible assets are disclosed in Note 12.

(millions of dollars)			**2002**	2001
	Carrying value	Accumulated amortization	**Net carrying value**	Net carrying value
Finite life intangible assets				
Core deposit intangible assets	$ 1,867	$ 753	**$ 1,114**	$ 1,443
Other intangible assets	3,806	1,537	**2,269**	2,938
Total intangible assets	$ 5,673	$ 2,290	**$ 3,383**	$ 4,381

Future amortization expense for the carrying amount of intangible assets is estimated to be as follows for the next five years:

(millions of dollars)	
2003	$ 772
2004	595
2005	458
2006	354
2007	274
	$ 2,453

For comparative purposes, the table below is provided to present the prior years' net income applicable to common shares and earnings per common share on a consistent basis with the presentation in effect since November 1, 2001.

For the years ended October 31

(millions of dollars)	2002	2001	2000
Net income (loss)			
Reported net income (loss) applicable to common shares	**$ (160)**	$ 1,300	$ 969
Add back: goodwill amortization, net of income taxes	–	189	133
Net income (loss) applicable to common shares – excluding goodwill amortization	**$ (160)**	$ 1,489	$ 1,102
Basic earnings (loss) per common share			
Reported basic earnings (loss) per common share	**$ (.25)**	$ 2.07	$ 1.56
Add back: goodwill amortization, net of income taxes	–	.30	.21
Basic earnings (loss) per common share – excluding goodwill amortization	**$ (.25)**	$ 2.37	$ 1.77
Diluted earnings (loss) per common share			
Reported diluted earnings (loss) per common share	**$ (.25)**	$ 2.05	$ 1.53
Add back: goodwill amortization, net of income taxes	–	.30	.21
Diluted earnings (loss) per common share – excluding goodwill amortization	**$ (.25)**	$ 2.35	$ 1.74

NOTE 6 Land, buildings and equipment

(millions of dollars)			2002	2001
	Cost	Accumulated depreciation	**Net book value**	Net book value
Land	$ 227	$ –	**$ 227**	$ 305
Buildings	526	177	**349**	459
Computer equipment and software	920	541	**379**	372
Furniture, fixtures and other equipment	596	268	**328**	356
Leasehold improvements	543	192	**351**	340
	$ 2,812	$ 1,178	**$ 1,634**	$ 1,832

Accumulated depreciation at the end of 2001 was $1,164 million.

NOTE 7 Deposits

(millions of dollars)				2002	2001
	Demand	Notice	Term	**Total**	Total
Personal	$ 15,902	$ 34,874	$ 50,166	**$ 100,942**	$ 95,982
Banks	565	43	16,192	**16,800**	23,173
Business and government	11,872	13,610	45,966	**71,448**	74,759
Total	$ 28,339	$ 48,527	$ 112,324	**$ 189,190**	$ 193,914
Non-interest-bearing deposits included above					
In domestic offices				**$ 4,469**	$ 3,875
In foreign offices				**58**	10
Interest-bearing deposits included above					
In domestic offices				**126,916**	122,806
In foreign offices				**56,532**	65,668
U.S. federal funds purchased				**1,215**	1,555
Total				**$ 189,190**	$ 193,914

NOTE 8 Subordinated notes and debentures

The notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors of the Bank or its subsidiaries. Where appropriate, the Bank has entered into interest rate options, interest rate swaps and currency swaps to modify the related interest rate and foreign currency risks.

(millions of dollars)					
				Outstanding October 31	
Interest rate (%)	Maturity date	Redeemable at par by issuer beginning[6]	Foreign currency amount	**2002**	2001
Various[1]	Jan. 2002 to Oct. 2002	–		$ –	$ 29
Various[2]	Dec. 2002 to Sept. 2005	–		**20**	13
Floating rate[3]	Oct. 2002	–	US$150 million	–	238
Floating rate[4]	Aug. 2003	–	US$75 million	**116**	119
Floating rate[5]	Oct. 2003	–		**100**	100
8.00	Dec. 2003	–		**150**	150
6.50	Jan. 2007	Jan. 2002	US$300 million	–	477
6.75	Mar. 2007	Mar. 2002	US$200 million	–	318
5.65	Sept. 2007	Sept. 2002		–	25
6.50	Aug. 2008	–	US$150 million	**234**	238
6.15	Oct. 2008	–	US$150 million	**234**	238
6.13	Nov. 2008	–	US$100 million	**155**	159
6.45	Jan. 2009	–	US$150 million	**234**	238
6.60	Apr. 2010	Apr. 2005		**750**	750
8.40	Dec. 2010	Dec. 2005		**150**	150
6.00	July 2011	July 2006		**800**	800
6.55	July 2012	July 2007		**500**	500
5.20	Sept. 2012	Sept. 2007		**550**	–
10.05	Aug. 2014	–		**150**	150
9.15	May 2025	–		**200**	200
				$ 4,343	$ 4,892

[1] Interest is payable at various rates, from .13% to 3.10%.
[2] Interest is payable at various rates, from .13% to 2.95%.
[3] Interest at six-month U.S. dollar LIBOR less .13%, subject to minimum and maximum rates of 5% and 10% respectively.
[4] Interest at three-month U.S. dollar LIBOR, subject to a minimum of 4.10%.
[5] Interest at three-month customers' liability under acceptance rate less .30%, subject to minimum and maximum rates of 6.50% and 9% respectively.
[6] Subject to prior approval of the Superintendent of Financial Institutions Canada.

Repayment schedule

The aggregate maturities of the Bank's subordinated notes and debentures are as follows:

(millions of dollars)	**2002**	2001
Within 1 year	**$ 229**	$ 267
Over 1 to 2 years	**157**	232
Over 2 to 3 years	–	150
Over 5 years	**3,957**	4,243
	$ 4,343	$ 4,892

NOTE 9 Non-controlling interest in subsidiaries

(millions of dollars)	2002	2001
Trust units issued by TD Capital Trust		
900,000 Capital Trust Securities – Series 2009	$ 900	$ 900
Trust units issued by TD Capital Trust II		
350,000 Capital Trust Securities – Series 2012	350	–
Common shares and retained earnings of TD Waterhouse Group, Inc.	–	372
	$ 1,250	$ 1,272

TD Capital Trust Securities – Series 2009

The TD Capital Trust Securities (TD CaTS) are issued by TD Capital Trust, whose voting securities are owned 100% by the Bank. Holders of TD CaTS are eligible to receive semi-annual non-cumulative fixed cash distributions of $38 per TD CaTS. Should the trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares will be restricted.

Between June 30, 2005 and December 31, 2009, the trust has the option of redeeming the outstanding TD CaTS for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2009 at that time plus .375% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the trust prior to June 30, 2005, the trust may redeem the outstanding TD CaTS for a redemption price as calculated above. On or after December 31, 2009, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

On or after June 30, 2010, each TD CaTS may, at the option of the holder, be converted semi-annually into one Non-cumulative Class A Redeemable First Preferred Share of the Bank.

By giving at least 60 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $1,000 per TD CaTS together with unpaid distributions to the date of conversion.

Each TD CaTS may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following circumstances: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) the Bank has Tier 1 capitalization of less than 5% or a Total Capital ratio of less than 8%; or (d) the Bank has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

The distribution rate on the trust securities is 7.60% per annum.

TD Capital Trust Securities – Series 2012

The TD Capital Trust Securities (TD CaTS II) are issued by TD Capital Trust II, whose voting securities are owned 100% by the Bank. Holders of TD CaTS II are eligible to receive semi-annual non-cumulative fixed cash distributions of $33.96 per TD CaTS II. Should the trust fail to pay the semi-annual distributions in full, the Bank's ability to declare dividends on Bank common and preferred shares will be restricted. The proceeds from the issuance were invested in Bank deposits.

Between December 31, 2007 and December 31, 2012, the trust has the option of redeeming the outstanding TD CaTS II for the greater of: (a) $1,000 together with unpaid distributions to the date of redemption and (b) a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on December 31, 2012 at that time plus .38% together with unpaid distributions to the date of redemption. In the event of an unfavourable change in tax or capital treatment as it applies to the trust prior to December 31, 2012, the trust may redeem the outstanding TD CaTS II for a redemption price as calculated above. On or after December 31, 2012, the redemption price would be $1,000 together with unpaid distributions to the date of redemption. Such redemption rights are subject to the approval of the Superintendent of Financial Institutions Canada.

At any time, each TD CaTS II may, at the option of the holder, be converted into 40 Non-cumulative Class A Redeemable First Preferred Shares, Series A2 of the Bank.

Prior to the conversion, provided the holder has not withheld consent, the Bank may find substitute purchasers at a purchase price not less than 90% of the closing price of the TD CaTS II.

Each TD CaTS II may be automatically exchanged into 40 Non-cumulative Class A Redeemable First Preferred Shares, Series A3 of the Bank without consent of the holder in the following events: (a) proceedings are commenced for the winding-up of the Bank; (b) the Superintendent of Financial Institutions Canada takes control of the Bank; (c) either the Superintendent of Financial Institutions Canada or the Board of Directors gives notice that the Bank has Tier 1 capitalization of less than 5% or a Total Capital ratio of less than 8%; or (d) the Bank has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

The distribution rate on the trust securities is 6.792% per annum. No Non-cumulative Class A Redeemable First Preferred Shares, Series A2 or Series A3 have been issued as at October 31, 2002. If issued, these shares would have dividend rates of 4.40% and 5.15% respectively.

NOTE 10 Capital stock

The share capital of the Bank consists of:

Authorized
An unlimited number of Class A First Preferred Shares, without par value, issuable in series.

An unlimited number of common shares, without par value.

(millions of dollars)	2002	2001
Issued and fully paid		
Preferred shares issued by the Bank		
7,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series G (US$175 million)	$ 272	$ 278
9,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series H	225	225
16,065 Non-cumulative Redeemable Class A First Preferred Shares, Series I	–	–
16,383,935 Non-cumulative Redeemable Class A First Preferred Shares, Series J	410	410
6,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series K	150	150
2,000,000 Non-cumulative Redeemable Class A First Preferred Shares, Series L (US$50 million)	78	79
	1,135	1,142
Preferred shares issued by TD Mortgage Investment Corporation		
350,000 Non-cumulative Preferred Shares, Series A	350	350
Total preferred shares	1,485	1,492
Common shares (2002 – 645,399,134 ; 2001 – 628,451,159)	2,846	2,259
	$ 4,331	$ 3,751

Preferred shares

None of the outstanding preferred shares are redeemable at the option of the holder.

Redemptions and repurchases of all preferred shares are subject to the prior approval of the Superintendent of Financial Institutions Canada.

Class A First Preferred Shares, Series G

Until April 30, 2003, the Bank has the option of redeeming the outstanding Series G shares for US$25.50 per share. After April 30, 2003, the redemption price is reduced to US$25.00 per share together with declared and unpaid dividends to the date of redemption.

At any time, the Bank may convert the outstanding Series G shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series G share together with declared and unpaid dividends to the date of conversion by the greater of US$1.00 and 95% of the U.S. dollar equivalent of the average trading price of such common shares at that time.

On or after January 31, 2004, each Series G share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of US$25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series H

Until April 30, 2003, the Bank has the option of redeeming the outstanding Series H shares for $26.00 per share. Thereafter and on or prior to April 30, 2004, the redemption price is $25.50 per share. After April 30, 2004, the redemption price is reduced to $25.00 per share together with declared and unpaid dividends to the date of redemption.

At any time, the Bank may convert the outstanding Series H shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series H share together with declared and unpaid dividends to the date of conversion by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

On or after January 31, 2005, each Series H share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series I

On November 1, 1999, the Bank issued 16,400,000 units for cash consideration of $102.5 million. Each unit consisted of one Non-cumulative Class A Redeemable First Preferred Share, Series I and one Non-cumulative Class A Redeemable First Preferred Share, Series J Purchase Warrant.

On or prior to October 31, 2000, the unitholders had the option of exercising one Series J Purchase Warrant together with a cash payment of $18.75 per share to convert one Series I share into one Series J share. A total of 16,383,935 Series I shares were converted into Series J shares.

On or after November 1, 2004, the Bank has the option of redeeming the outstanding Series I shares for $6.25 per share together with declared and unpaid dividends to the date of redemption.

Class A First Preferred Shares, Series J

Between April 30, 2005 and October 30, 2005, the Bank has the option of redeeming the outstanding Series J shares for $26.00 per share. The redemption price, together with declared and unpaid dividends to the date of redemption, is reduced to

$25.80 after October 30, 2005, $25.60 after October 30, 2006, $25.40 after October 30, 2007, $25.20 after October 30, 2008, and $25.00 after October 30, 2009.

On or after April 30, 2005, the Bank may convert the outstanding Series J shares in whole or in part into common shares, determined by dividing the then applicable redemption price per Series J share together with declared and unpaid dividends to the date of conversion by the greater of $2.00 and 95% of the average trading price of such common shares at that time. On or after January 29, 2010, each Series J share may, at the option of the holder, be converted quarterly into common shares as described above.

By giving at least 40 days of notice prior to the date of conversion to all holders who have given a conversion notice, the Bank may redeem or find substitute purchasers at the purchase price of $25.00 cash per share together with declared and unpaid dividends to the date of conversion.

Class A First Preferred Shares, Series K

On December 12, 2000, the Bank exchanged CT First Preference Shares, Series 4, for Series K Bank preferred shares with substantially the same terms. On or after February 1, 2003, the Bank has the option of redeeming the outstanding Series K shares for $25.00 per share together with declared and unpaid dividends to the date of redemption.

On or after August 1, 2003 on the first day of February, May, August and November of each year, the holder has the option to convert the outstanding Series K shares into common shares, determined by dividing $25.00, together with declared and unpaid dividends, to the date of conversion, by the greater of $2.00 and 95% of the weighted average trading price of such common shares for a specified period immediately prior to the date of conversion. The Bank has the right to redeem or find substitute purchasers for the tendered shares.

The Bank may at any time purchase for cancellation all or part of the shares outstanding by invitation for tenders to all holders of these shares at the lowest price at which such shares are attainable.

Class A First Preferred Shares, Series L

On December 12, 2000, the Bank exchanged CT First Preference Shares, Series 5, for Series L Bank preferred shares with substantially the same terms. On or after February 1, 2003, the Bank has the option of redeeming the outstanding Series L shares for US$25.00 per share together with declared and unpaid dividends to the date of redemption.

On or after August 1, 2003 on the first day of February, May, August and November of each year, the holder has the option to convert the outstanding Series L shares into common shares, determined by dividing US$25.00, together with declared and unpaid dividends, to the date of conversion, by the greater of US$2.00 and 95% of the weighted average trading price of such common shares for a specified period immediately prior to the date of conversion. The Bank has the right to redeem or find substitute purchasers for the tendered shares.

The Bank may at any time purchase for cancellation all or part of the shares outstanding by invitation for tenders to all holders of these shares at the lowest price at which such shares are attainable.

TD Mortgage Investment Corporation Preferred Shares, Series A

Semi-annually, on or after October 31, 2007, TD Mortgage Investment Corporation (TDMIC) has the option of redeeming the outstanding Series A shares for $1,000.00 per share.

Semi-annually, on or after October 31, 2007, the Bank may exchange the outstanding Series A shares in whole into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by 95% of the average trading price of such common shares at that time.

Semi-annually, on or after October 31, 2007, each Series A share may, at the option of the holder, be exchanged into common shares of the Bank, determined by dividing $1,000.00 plus the declared and unpaid dividends to the date of exchange by the greater of $1.00 and 95% of the average trading price of such common shares at that time.

By giving at least two business days of notice prior to the date of exchange to all holders who have given an exchange notice, TDMIC may redeem or the Bank may find substitute purchasers at the purchase price of $1,000.00 plus the declared and unpaid dividends to the date of conversion.

Each Series A share may be automatically exchanged into one preferred share of the Bank without consent of the holder in the following specific circumstances: (a) TDMIC fails to pay dividends on the Series A shares; (b) the Bank fails to pay dividends on all of its non-cumulative preferred shares; (c) proceedings are commenced for the winding-up of the Bank; (d) the Superintendent of Financial Institutions Canada takes control of the Bank; (e) the Bank has Tier 1 capitalization of less than 5% or a Total Captial ratio of less than 8%; or (f) the Bank or TDMIC has failed to comply with a direction of the Superintendent of Financial Institutions Canada to increase its capital or provide additional liquidity.

Dividend rates on preferred shares

(per share)		Rate
Series G	Quarterly	US$.33750
Series H	Quarterly	$.44375
Series I	Quarterly	$.01000
Series J	Quarterly	$.31875
Series K	Quarterly	$.45940
Series L	Quarterly	US$.40000
TDMIC, Series A	Semi-annually	$32.30

Common shares

	2002	2001
Number outstanding at beginning of year	**628,451,159**	622,615,868
Issued (cancelled) on acquisition of subsidiaries	**(18,789)**	4,531,348
Issued for cash **(Note 19)**	**10,958,900**	–
Issued on exercise of options	**836,754**	1,303,943
Issued as a result of dividend reinvestment plan	**5,171,110**	–
Number outstanding at end of year	**645,399,134**	628,451,159

Employee savings plan

Under the Bank's Employee Savings Plan (ESP), employees may contribute up to 6% of their annual base earnings to a maximum of $4,500 per calendar year toward the purchase of Bank common shares. The Bank matches 50% of the employee contribution amount. The Bank's contributions vest once the employee has completed two years of continuous service with the Bank. For the year ended October 31, 2002, the Bank's contributions totalled $18 million (2001 – $13 million; 2000 – $13 million). As at October 31, 2002, an aggregate of 4,476,634 common shares were held under the ESP (2001 – 5,001,746).

Stock option plan

Under the Bank's stock option plan, options on common shares are periodically granted to eligible employees and non-employee directors of the Bank for terms of 10 years, vesting over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 22,075,610 common shares have been reserved for future issuance (2001 – 26,521,860). The outstanding options expire on various dates to March 2012. The Bank's predecessor plan, the 1993 stock option plan, expired in 2000 and there will be no further issuance of stock options from this plan. The outstanding options under the 1993 stock option plan expire on various dates to July 2010. A summary of the Bank's stock option activity and related information for the years ended October 31 is as follows:

	2002	**Weighted average exercise price**	2001	Weighted average exercise price	2000	Weighted average exercise price
Number outstanding, beginning of year	**22,218,787**	**$ 26.65**	23,403,443	$ 22.54	23,336,948	$ 18.39
Granted	**4,708,800**	**41.11**	3,639,640	41.66	4,527,000	36.20
Exercised – cash	**(1,673,495)**	**17.51**	(2,593,303)	15.30	(2,840,740)	13.65
– shares	**(836,754)**	**15.84**	(1,303,943)	13.38	(1,160,665)	11.52
Forfeited/cancelled	**(557,925)**	**36.06**	(927,050)	32.27	(459,100)	29.29
Number outstanding, end of year	**23,859,413**	**$ 30.35**	22,218,787	$ 26.65	23,403,443	$ 22.54
Exercisable, end of year	**13,239,598**	**$ 23.94**	13,081,260	$ 20.49	12,910,639	$ 16.41

The following table summarizes information relating to stock options outstanding and exercisable at October 31, 2002.

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$8.19 – $11.81	2,965,209	3.4	$11.05	2,965,209	$11.05
$17.45 – $25.43	6,175,903	5.6	$21.83	5,329,166	$21.26
$27.15 – $40.55	6,881,326	6.6	$33.77	4,134,554	$33.15
$40.80 – $42.90	7,836,975	8.6	$41.35	810,669	$41.70

Other stock-based compensation plans

Phantom share unit plans are offered to certain employees of the Bank. Under these plans participants are granted phantom share units equivalent to the Bank's common stock that generally vest over three to four years. A liability is established by the Bank related to the phantom share units awarded and an incentive compensation expense is recognized in the consolidated statement of operations over the vesting period. At the maturity date, the participant receives cash representing the value of the phantom share units. The approximate number of Bank phantom share units under this plan at October 31, 2002 is 1,905,700 (2001 – 350,100; 2000 – 203,700) subject to final determination in December 2002 based on then current share prices. For the year ended October 31, 2002, the Bank recognized compensation expense for these plans of $37 million (2001 – $2 million; 2000 – $3 million).

A Senior Executive Deferred Share Unit Plan is offered to eligible executives of the Bank. Under this plan, a portion of the participant's annual incentive award may be deferred as share units equivalent to the Bank's common stock. The deferred share units are redeemable when the participant ceases to be an employee of the Bank and must be redeemed for cash within one year thereafter. Dividend equivalents accrue to the participants. Compensation expense for this plan is recorded in the year the incentive awards are earned by the plan participants. As at October 31, 2002, a total of 1,309,764 deferred share units were outstanding (2001 – 1,197,524; 2000 – 938,316).

Dividend reinvestment plan

During the year, the Bank introduced a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. The common shares may be purchased either from the Bank's treasury at an average market price based on the last five trading days before the date of the dividend payment with a discount range of 0% to 5% at the Bank's discretion or from the open market at market price. Since the plan's inception on February 20, 2002, a total of 5,171,110 common shares have been issued from the Bank's treasury at a discount of 2.5% of the average market price under the dividend reinvestment plan.

Dividend restrictions

The Bank is prohibited by the Bank Act from declaring any dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Superintendent of Financial Institutions Canada. The Bank Act also imposes restrictions on the Bank's ability to pay dividends on common and preferred shares relating to the maintenance of satisfactory regulatory capital through earnings over specified periods. The Bank does not anticipate these conditions will restrict it from paying dividends in the normal course of business.

The Bank is also restricted in the event that either TD Capital Trust or TD Capital Trust II fails to pay semi-annual distributions in full to holders of TD Capital Trust Securities. In addition, the ability to pay dividends on its common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

NOTE 11 Employee future benefits

Pension benefit plan

The Bank's principal pension plan, The Pension Fund Society of The Toronto-Dominion Bank, is a defined benefit plan funded by contributions from the Bank and from members. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plan and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time.

Pension benefits are based upon the length of service and the final five years' average salary of the employees.

The following table presents the financial position of the Bank's principal pension plan. The pension plan assets and obligations are measured as at July 31.

(millions of dollars)	2002	2001	2000
Change in projected benefit obligation			
Projected benefit obligation at beginning of period	**$ 1,257**	$ 1,144	$ 1,141
Service cost – benefits earned	**26**	19	22
Interest cost on projected benefit obligation	**86**	82	77
Members' contributions	**19**	17	18
Benefits paid	**(88)**	(82)	(80)
Actuarial (gains) losses	**9**	2	22
Change in actuarial assumptions	**(42)**	76	(60)
Plan amendments	**5**	4	4
Other	**(1)**	(5)	–
Projected benefit obligation at end of period	**1,271**	1,257	1,144
Change in plan assets			
Plan assets at fair value at beginning of period	**1,191**	1,263	1,131
Actual income on plan assets	**55**	49	57
Gain (loss) on disposal of investments	**(23)**	67	142
Members' contributions	**19**	17	18
Employer's contributions	**76**	–	–
Increase (decrease) in unrealized gains on investments	**(57)**	(114)	3
Benefits paid	**(88)**	(82)	(80)
General and administrative expenses	**(8)**	(7)	(8)
Other	**(1)**	(2)	–
Plan assets at fair value at end of period	**1,164**	1,191	1,263
Excess (deficit) of plan assets over projected benefit obligation	**(107)**	(66)	119
Unrecognized net (gain) loss from past experience, different from that assumed, and effects of changes in assumptions	**253**	178	(42)
Unrecognized prior service costs	**8**	4	23
Unrecognized transition amount	**–**	–	(17)
Employer's contributions in fourth quarter	**152**	40	–
Prepaid pension expense	**$ 306**	$ 156	$ 83
Annual expense			
Net pension expense includes the following components:			
Service cost – benefits earned	**$ 26**	$ 19	$ 22
Interest cost on projected benefit obligation	**86**	82	77
Expected return on plan assets	**(81)**	(98)	(85)
Amortization of net actuarial (gains) losses	**6**	–	14
Amortization of prior service costs	**1**	–	4
Amortization of transition amount	**–**	–	(16)
Pension expense	**$ 38**	$ 3	$ 16
Actuarial assumptions at end of period			
Weighted average discount rate for projected benefit obligation	**7.00%**	6.75%	7.25%
Weighted average rate of compensation increase	**3.50**	3.50	3.50
Weighted average expected long-term rate of return on plan assets[1]	**6.75**	6.75	8.00

[1] Net of fees and expenses.

For 2002, the Bank's principal pension plan's net assets included investments in the Bank and its affiliates which had a market value of $118 million (2001 – $134 million; 2000 – $158 million).

The effect of a one percentage point increase or decrease in the weighted average expected long-term rate of return on plan assets on the Bank's principal pension plan's 2002 pension expense would be a $12 million decrease or increase, respectively.

Other pension plans

In connection with the acquisition of CT, the Bank sponsors a second pension plan consisting of a defined benefit portion and a defined contribution portion. Funding for both portions is provided by contributions from the Bank and members of the plan. The defined benefit portion of the plan was closed to new members after May 31, 1987. CT employees joining the plan on or after June 1, 1987 were only eligible to join the defined contribution portion. Effective August 2002, the defined contribution portion of the plan was closed to new contributions from active employees and employees eligible for that plan became eligible to join the Bank's principal defined benefit plan.

For 2002, the defined benefit portion of CT's plan reported a projected benefit obligation of $289 million (2001 – $272 million) and plan assets with a fair value of $271 million (2001 – $271 million). The 2002 pension expense for the defined contribution portion was $10 million (2001 – $14 million; 2000 – $15 million).

With respect to the Bank's largest other benefit plan, a partially funded benefit plan for eligible employees, the projected benefit obligation was $182 million (2001 – $137 million), the plan assets had a fair value of $20 million (2001 – $23 million) and the accrued benefit liability was $119 million (2001 – $107 million). The 2002 pension expense was $13 million (2001 – $10 million). Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Non-pension post-retirement benefit plans

In addition to the Bank's pension plans, the Bank also provides certain health care, life insurance and dental benefits to retired employees. The following table presents the financial position of the Bank's non-pension post-retirement benefit plans.

(millions of dollars)	2002	2001
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	**$ 213**	$ 183
Service cost – benefits earned	**8**	7
Interest cost on projected benefit obligation	**15**	13
Benefits paid	**(4)**	(7)
Change in actuarial assumptions	**(9)**	20
Actuarial (gains) losses	**(3)**	–
Other	**–**	(3)
Projected benefit obligation at end of year	**220**	213
Unrecognized net (gain) loss from past experience, different from that assumed, and effects of changes in assumptions	**5**	17
Accrued benefit liability	**$ 215**	$ 196
Annual expense		
Net non-pension post-retirement benefit expense includes the following components:		
Service cost – benefits earned	**$ 8**	$ 7
Interest cost on projected benefit obligation	**15**	13
Non-pension post-retirement benefit expense	**$ 23**	$ 20
Actuarial assumptions at end of period		
Weighted average discount rate for projected benefit obligation	**7.00%**	6.75%
Weighted average rate of compensation increase	**3.50**	3.50

The assumed health care cost increased rate for the next year used to measure the expected cost of benefits covered for the non-pension post-retirement benefit plans is 5.5%. The rate is assumed to decrease gradually to 4.5% over two years and remain at that level thereafter. For 2002, the effect of one percentage point increase or decrease in the assumed health care cost increased rate on service and interest costs is a $5 million increase and a $4 million decrease, respectively, and on the accumulated post-retirement benefit obligation, a $35 million increase and a $29 million decrease, respectively.

NOTE 12 Provision for (benefit of) income taxes

(millions of dollars)	2002	2001	2000
Provision for income taxes – consolidated statement of operations[1]			
Current income taxes	$ 610	$ 973	$ 1,087
Future income taxes	(1,016)	(1,137)	(791)
	(406)	(164)	296
Provision for income taxes – consolidated statement of changes in shareholders' equity			
Current income taxes	46	(217)	(48)
Future income taxes	(1)	(74)	(6)
	45	(291)	(54)
Total provision for (benefit of) income taxes	$ (361)	$ (455)	$ 242
Current income taxes			
Federal	$ 432	$ 395	$ 497
Provincial	172	159	124
Foreign	52	202	418
	656	756	1,039
Future income taxes[2]			
Federal	(591)	(785)	(568)
Provincial	(184)	(343)	(199)
Foreign	(242)	(83)	(30)
	(1,017)	(1,211)	(797)
	$ (361)	$ (455)	$ 242

[1] Includes the tax effect of goodwill amortization of $9 million in each of fiscal 2001 and 2000.

[2] Includes a net future income tax benefit of $22 million (2001 – $215 million; 2000 – $54 million) related to federal and provincial tax rate reductions.

The provision for income taxes shown in the consolidated statement of operations differs from that obtained by applying statutory tax rates to the income (loss) before provision for (benefit of) income taxes for the following reasons:

	2002	2001	2000
Canadian statutory income tax rate	38.4%	41.1%	42.4%
Increase (decrease) resulting from:			
Goodwill amortization	–	4.4	2.6
Dividends	39.2	(12.3)	(8.2)
Rate differentials on international operations	18.8	(19.0)	(9.8)
Future federal and provincial tax rate reductions	4.8	(17.0)	(7.2)
Federal large corporations tax	(3.5)	1.4	1.0
Financial institutions temporary surcharge	–	–	.5
Gains on sale of investment real estate	.1	(9.1)	–
Non-controlling interest in net income of subsidiaries	(9.9)	3.4	2.1
Other – net	2.7	(5.9)	(2.2)
Effective income tax rate	90.6%	(13.0)%	21.2%

The net future tax asset (liability) which is reported in other assets (liabilities) is comprised of:

(millions of dollars)	2002	2001
Future income tax assets		
Allowance for credit losses	$ 1,047	$ 323
Premises and equipment	205	122
Deferred income	67	70
Securities	111	138
Employee benefits	–	30
Other	102	142
Total future income tax assets	1,532	825
Valuation allowance	–	–
Future income tax assets	1,532	825
Future income tax liabilities		
Intangible assets	(1,122)	(1,486)
Employee benefits	(34)	–
Other	(64)	(44)
Future income tax liabilities	(1,220)	(1,530)
Net future income tax asset (liability)	$ 312	$ (705)

Earnings of certain international subsidiaries would be taxed only upon repatriation to Canada. The Bank has not recognized a future income tax liability for these undistributed earnings since it does not currently plan to repatriate them. If all the undistributed earnings of the international operations of these subsidiaries were repatriated, estimated taxes payable would be $235 million at October 31, 2002 (2001 – $230 million).

NOTE 13 Fair value of financial instruments

(millions of dollars)	2002		2001	
Consolidated balance sheet	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets				
Securities	$ 82,197	$ 82,696	$ 97,194	$ 98,092
Loans	122,627	123,591	119,673	121,736
Liabilities				
Deposits	189,190	189,860	193,914	195,654
Subordinated notes and debentures	4,343	4,662	4,892	5,245

The aggregate of the estimated fair value amounts presented does not represent management's estimate of the underlying value of the Bank. Moreover, fair values disclosed represent estimates of value made at a specific point in time and may not be reflective of future fair values.

Fair values are based on the following methods of valuation and assumptions:

For certain assets and liabilities which are short term in nature or contain variable rate features, fair value is considered to be equal to carrying value. These items are not listed above.

Details of the estimated fair value of derivative financial instruments are provided in Note 15.

The estimated fair value of securities is determined as the estimated market values reported in Note 2.

The estimated fair value of loans reflects changes in general interest rates which have occurred since the loans were originated and changes in the creditworthiness of individual borrowers. For fixed rate loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at market interest rates for loans with similar credit risks.

The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.

The estimated fair value of the subordinated notes and debentures is determined by reference to quoted market prices.

NOTE 14 Interest rate risk

The Bank's management of interest rate risk is described in the Managing risk section of the Management's Discussion and Analysis of Operating Performance contained in the Bank's annual report. The Canadian Institute of Chartered Accountants' handbook Section 3860, *Financial Instruments – Disclosure and Presentation*, requires disclosure of exposure to interest rate risk in a prescribed format, as set out in the following table.

Interest rate risk[1]

(billions of dollars) **2002**	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Assets								
Cash resources	$ –	$ 5.6	$ –	$ 5.6	$ –	$ –	$ .9	$ 6.5
Effective yield		*1.7%*						
Securities purchased under resale agreements	$ 3.7	$ 7.3	$ 2.1	$ 13.1	$ –	$ –	$ –	$ 13.1
Effective yield		*2.8%*	*2.6%*					
Investment securities	$ .3	$ 3.5	$ 7.1	$ 10.9	$ 11.6	$ 1.5	$ 4.8	$ 28.8
Effective yield		*4.2%*	*4.5%*		*5.9%*	*5.6%*		
Trading securities	$ 53.4	$ –	$ –	$ 53.4	$ –	$ –	$ –	$ 53.4
Loans	$ 40.5	$ 24.8	$ 17.0	$ 82.3	$ 36.7	$ 3.6	$ –	$ 122.6
Effective yield		*4.0%*	*5.7%*		*6.2%*	*6.4%*		
Other	$ 33.5	$ –	$ –	$ 33.5	$ –	$ –	$ 20.1	$ 53.6
Total assets	**$ 131.4**	**$ 41.2**	**$ 26.2**	**$ 198.8**	**$ 48.3**	**$ 5.1**	**$ 25.8**	**$ 278.0**
Liabilities and shareholders' equity								
Deposits	$ 46.3	$ 57.0	$ 37.4	$ 140.7	$ 29.6	$ .4	$ 18.4	$ 189.1
Effective yield		*1.8%*	*2.5%*		*3.3%*	*6.5%*		
Obligations related to securities sold short	$ 17.1	$ –	$ –	$ 17.1	$ –	$ –	$ –	$ 17.1
Effective yield								
Obligations related to securities sold under repurchase agreements	$ .7	$ 5.9	$ 1.7	$ 8.3	$ –	$ –	$ .4	$ 8.7
Effective yield		*2.8%*	*3.3%*					
Subordinated notes and debentures	$ –	$ –	$ .2	$ .2	$ 2.9	$ 1.2	$ –	$ 4.3
Effective yield			*3.3%*		*6.3%*	*7.2%*		
Other	$ 33.7	$ –	$ –	$ 33.7	$ –	$ 1.3	$ 10.8	$ 45.8
Shareholders' equity	$ –	$ –	$ .5	$ .5	$ .2	$ .8	$ 11.5	$ 13.0
Total liabilities and shareholders' equity	**$ 97.8**	**$ 62.9**	**$ 39.8**	**$ 200.5**	**$ 32.7**	**$ 3.7**	**$ 41.1**	**$ 278.0**
On-balance sheet position	**$ 33.6**	**$ (21.7)**	**$ (13.6)**	**$ (1.7)**	**$ 15.6**	**$ 1.4**	**$ (15.3)**	**$ –**
Total pay side instruments[2]	$ –	$(102.5)	$ (14.4)	$(116.9)	$ (22.8)	$ (2.1)	$ –	$(141.8)
Effective yield		*2.7%*	*4.1%*		*5.1%*	*5.6%*		
Total receive side instruments[2]	$ –	$ 86.7	$ 23.9	$ 110.6	$ 29.0	$ 2.2	$ –	$ 141.8
Effective yield		*2.3%*	*3.1%*		*4.2%*	*6.0%*		
Off-balance sheet position	**$ –**	**$ (15.8)**	**$ 9.5**	**$ (6.3)**	**$ 6.2**	**$ .1**	**$ –**	**$ –**
Net position	**$ 33.6**	**$ (37.5)**	**$ (4.1)**	**$ (8.0)**	**$ 21.8**	**$ 1.5**	**$ (15.3)**	**$ –**

[1] The above table details the earlier of maturity or repricing date of interest sensitive instruments. Contractual repricing may be adjusted according to management estimates for prepayments or early redemptions that are independent of changes in interest rates. Off-balance sheet transactions include only transactions that are put into place as hedges of items not included in the trading account. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Trading securities are presented in the floating rate category.

[2] Notional principal amounts.

Interest rate risk by currency

(billions of dollars) 2002	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Canadian currency on-balance sheet position	$ 11.9	$ (2.6)	$ (1.2)	$ 8.1	$ 12.5	$ .6	$ (22.6)	$ (1.4)
Foreign currency on-balance sheet position	21.7	(19.1)	(12.4)	(9.8)	3.1	.8	7.3	1.4
On-balance sheet position	**33.6**	**(21.7)**	**(13.6)**	**(1.7)**	**15.6**	**1.4**	**(15.3)**	–
Canadian currency off-balance sheet position	–	(18.2)	5.7	(12.5)	7.8	.4	–	(4.3)
Foreign currency off-balance sheet position	–	2.4	3.8	6.2	(1.6)	(.3)	–	4.3
Off-balance sheet position	–	**(15.8)**	**9.5**	**(6.3)**	**6.2**	**.1**	–	–
Net position	**$ 33.6**	**$ (37.5)**	**$ (4.1)**	**$ (8.0)**	**$ 21.8**	**$ 1.5**	**$ (15.3)**	**$ –**

Interest rate risk

(billions of dollars) 2001	Floating rate	Within 3 months	3 months to 1 year	Total within 1 year	1 year to 5 years	Over 5 years	Non-interest sensitive	Total
Total assets	$ 139.2	$ 47.5	$ 27.7	$ 214.4	$ 48.9	$ 4.2	$ 20.3	$ 287.8
Total liabilities and shareholders' equity	92.0	90.5	34.3	216.8	28.2	4.9	37.9	287.8
On-balance sheet position	47.2	(43.0)	(6.6)	(2.4)	20.7	(.7)	(17.6)	–
Off-balance sheet position	–	(13.3)	10.6	(2.7)	2.0	.7	–	–
Net position	$ 47.2	$ (56.3)	$ 4.0	$ (5.1)	$ 22.7	$ –	$ (17.6)	$ –

NOTE 15 Derivative financial instruments

The Bank enters into derivative financial instruments, as described below, for trading and for risk management purposes.

Interest rate swaps involve the exchange of fixed and floating interest payment obligations based on a predetermined notional amount. Foreign exchange swaps involve the exchange of the principal and fixed interest payments in different currencies. Cross-currency interest rate swaps involve the exchange of both the principal amount and fixed and floating interest payment obligations in two different currencies.

Forward rate agreements are contracts fixing an interest rate to be paid or received on a notional amount of specified maturity commencing at a specified future date.

Foreign exchange forward contracts are commitments to purchase or sell foreign currencies for delivery at a specified date in the future at a fixed rate.

Futures are future commitments to purchase or deliver a commodity or financial instrument on a specified future date at a specified price. Futures are traded in standardized amounts on organized exchanges and are subject to daily cash margining.

Options are agreements between two parties in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell, at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged. The writer receives a premium for selling this instrument.

The Bank also transacts equity, commodity and credit derivatives in both the exchange and over-the-counter markets.

Notional principal amounts, upon which payments are based, are not indicative of the credit risk associated with derivative financial instruments.

Over-the-counter and exchange traded derivative financial instruments

(billions of dollars)						
	Trading					
Notional principal	Over-the-counter	Exchange traded	Total	Non-trading	**2002 Total**	2001 Total
Interest rate contracts						
Futures	$ –	$ 186.9	$ 186.9	$ –	**$ 186.9**	$ 180.1
Forward rate agreements	161.7	–	161.7	65.9	**227.6**	135.7
Swaps	611.8	–	611.8	221.2	**833.0**	699.4
Options written	45.4	–	45.4	1.0	**46.4**	44.2
Options purchased	12.9	.6	13.5	40.8	**54.3**	51.0
Foreign exchange contracts						
Forward contracts	480.0	–	480.0	33.3	**513.3**	478.7
Swaps	10.3	–	10.3	–	**10.3**	9.0
Cross-currency interest rate swaps	86.1	–	86.1	20.8	**106.9**	97.1
Options written	29.3	–	29.3	–	**29.3**	19.3
Options purchased	22.7	–	22.7	–	**22.7**	16.7
Other contracts[1]	113.9	16.4	130.3	3.3	**133.6**	105.1
Total	$ 1,574.1	$ 203.9	$ 1,778.0	$ 386.3	**$ 2,164.3**	$ 1,836.3

[1] Includes equity, commodity and credit derivatives.

Derivative financial instruments by term to maturity

(billions of dollars)						
	Remaining term to maturity					
Notional principal	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	**2002 Total**	2001 Total
Interest rate contracts						
Futures	$ 140.8	$ 46.1	$ –	$ –	**$ 186.9**	$ 180.1
Forward rate agreements	210.5	17.1	–	–	**227.6**	135.7
Swaps	428.7	149.5	94.5	160.3	**833.0**	699.4
Options written	22.8	12.4	6.5	4.7	**46.4**	44.2
Options purchased	28.6	17.3	4.9	3.5	**54.3**	51.0
Foreign exchange contracts						
Forward contracts	493.6	18.9	.7	.1	**513.3**	478.7
Swaps	1.1	1.4	2.8	5.0	**10.3**	9.0
Cross-currency interest rate swaps	33.6	22.2	16.4	34.7	**106.9**	97.1
Options written	27.9	1.3	.1	–	**29.3**	19.3
Options purchased	22.0	.6	.1	–	**22.7**	16.7
Other contracts[1]	39.7	35.4	40.6	17.9	**133.6**	105.1
Total	$ 1,449.3	$ 322.2	$ 166.6	$ 226.2	**$ 2,164.3**	$ 1,836.3

[1] Includes equity, commodity and credit derivatives.

The Bank is exposed to market risk as a result of price volatility in the derivatives and cash markets relating to movements in interest rates, foreign exchange rates, equity prices and credit spreads. This risk is managed by senior officers responsible for the Bank's trading business and is monitored separately by the Bank's Risk Management Division.

The estimated fair value of exchange traded derivative financial instruments is based on quoted market rates plus or minus daily margin settlements. This results in minimal fair values as these instruments are effectively settled on a daily basis. The estimated fair value of over-the-counter derivative financial instruments is determined using valuation models that incorporate prevailing market rates and prices on underlying instruments with similar maturities and characteristics. The fair value of over-the-counter derivative financial instruments also reflects the impact of valuation adjustments which recognize the need to cover market, liquidity and credit risks, as well as the cost of capital and administrative expenses over the life of the contract.

Fair value of derivative financial instruments

(millions of dollars)				2002		2001
	Average[1] fair value for the year		Year-end fair value		Year-end fair value	
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative financial instruments held or issued for trading purposes:						
Interest rate contracts						
Forward rate agreements	$ 97	$ 99	$ 161	$ 166	$ 96	$ 107
Swaps	9,773	9,571	13,297	13,294	11,275	11,287
Options written	–	702	–	1,008	–	714
Options purchased	681	–	912	–	700	–
Total interest rate contracts	10,551	10,372	14,370	14,468	12,071	12,108
Foreign exchange contracts						
Forward contracts	5,260	4,985	5,124	4,360	4,142	3,506
Swaps	388	437	416	501	352	472
Cross-currency interest rate swaps	2,901	3,444	2,327	3,051	2,748	4,155
Options written	–	131	–	122	–	104
Options purchased	151	–	159	–	118	–
Total foreign exchange contracts	8,700	8,997	8,026	8,034	7,360	8,237
Other contracts[2]	2,333	2,109	3,343	3,452	2,004	1,425
Fair value – trading	$ 21,584	$ 21,478	$ 25,739	$ 25,954	$ 21,435	$ 21,770
Derivative financial instruments held or issued for non-trading purposes:						
Interest rate contracts						
Forward rate agreements			$ 27	$ 25	$ 57	$ 7
Swaps			1,311	1,548	2,038	2,152
Options written			–	–	–	19
Options purchased			95	–	218	–
Total interest rate contracts			1,433	1,573	2,313	2,178
Foreign exchange contracts						
Forward contracts			785	1,110	989	833
Cross-currency interest rate swaps			286	197	492	271
Total foreign exchange contracts			1,071	1,307	1,481	1,104
Other contracts[2]			97	27	18	–
Fair value – non-trading			2,601	2,907	3,812	3,282
Total fair value			$ 28,340	$ 28,861	$ 25,247	$ 25,052

[1] The average fair value of trading derivative financial instruments for the year ended October 31, 2001 was: Positive $16,286 million and Negative $16,162 million. Averages are calculated on a monthly basis.
[2] Includes equity, commodity and credit derivatives.

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Bank. The treasury credit area is responsible for the implementation of and compliance with credit policies established by the Bank for the management of derivative credit exposures.

On the following schedule, the current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by the Office of the Superintendent of Financial Institutions Canada to the notional principal amount of the instruments. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

Credit exposure of derivative financial instruments at year end

(millions of dollars)	2002			2001		
	Current replace-ment cost[1]	Credit equivalent amount	Risk-weighted amount	Current replace-ment cost[1]	Credit equivalent amount	Risk-weighted amount
Interest rate contracts						
Forward rate agreements	$ 188	$ 273	$ 58	$ 153	$ 258	$ 57
Swaps	14,608	18,120	4,501	13,294	16,110	3,944
Options purchased	925	1,089	294	854	998	271
Total interest rate contracts	15,721	19,482	4,853	14,301	17,366	4,272
Foreign exchange contracts						
Forward contracts	5,826	11,030	2,671	4,960	9,528	2,465
Swaps	416	1,015	294	352	911	272
Cross-currency interest rate swaps	2,613	7,482	1,754	3,240	8,013	1,920
Options purchased	66	324	81	55	255	78
Total foreign exchange contracts	8,921	19,851	4,800	8,607	18,707	4,735
Other contracts[2]	2,163	11,567	3,129	1,914	9,253	2,631
Total derivative financial instruments	$ 26,805	$ 50,900	$ 12,782	$ 24,822	$ 45,326	$ 11,638
Less impact of master netting agreements and collateral	18,176	26,974	6,523	15,779	21,734	5,265
	$ 8,629	$ 23,926	$ 6,259	$ 9,043	$ 23,592	$ 6,373

[1] Exchange traded instruments and forward foreign exchange contracts maturing within 14 days are excluded in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada. The total positive fair value of the excluded contracts at October 31, 2002 was $1,535 million (2001 – $425 million).

[2] Includes equity, commodity and credit derivatives.

NOTE 16 Contingent liabilities and commitments

(a) In the normal course of business, the Bank enters into various off-balance sheet commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank's policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.

Guarantees and standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers.

Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the goods to which they relate.

Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans, customers' liability under acceptances, guarantees and letters of credit.

The credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit instruments

(millions of dollars)	2002	2001
Guarantees and standby letters of credit	$ 8,767	$ 8,373
Documentary and commercial letters of credit	1,497	1,519
Commitments to extend credit		
Original term to maturity of one year or less	45,472	47,736
Original term to maturity of more than one year	22,097	29,621
	$ 77,833	$ 87,249

(b) The premises and equipment net rental expense charged to net income for the year ended October 31, 2002 was $507 million (2001 – $489 million).

The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment where the annual rental is in excess of $100 thousand are detailed as follows.

(millions of dollars)	
2003	$ 349
2004	284
2005	229
2006	190
2007	154
2008 and thereafter	469
	$ 1,675

(c) The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business, many of which are loan-related. In management's opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

(d) In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2002 securities and other assets with a carrying value of $23 billion (2001 – $33 billion) were pledged in respect of securities sold short or under repurchase agreements. In addition, as at October 31, 2002, assets with a carrying value of $2 billion (2001 – $2 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.

(e) In the ordinary course of business, the Bank agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent at October 31, 2002 amounted to $4 billion (2001 – $2 billion).

NOTE 17 Concentration of credit risk

Concentration of credit exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions.

On-balance sheet assets

The percentage of total loans outstanding by geographic location of borrowers was as follows at September 30.

	2002	2001
Canada[1]	**83%**	81%
United States	**12**	14
Other countries	**5**	5

[1] The largest concentration in Canada is Ontario at 53% (2001 – 50%).

No single industry segment accounted for more than 5% of the total loans and customers' liability under acceptances.

Off-balance sheet financial instruments

(a) Credit instruments

At October 31, 2002, the Bank had commitments and contingent liability contracts in the amount of $77,833 million (2001 – $87,249 million). Included are commitments to extend credit totalling $67,569 million (2001 – $77,357 million), of which the credit risk was dispersed as follows at October 31.

	2002	2001
Canada	51%	45%
United States	39	42
United Kingdom	5	7
Other countries	5	6

Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows at October 31.

	2002	2001
Financial institutions	39%	34%
Utilities	11	13
Government	10	8
Oil and gas	6	6
Telecommunications	5	7

(b) Derivative financial instruments

At October 31, 2002, the current replacement cost of derivative financial instruments amounted to $26,805 million (2001 – $24,822 million). Based on the location of the ultimate counterparty, the credit risk was allocated as follows at October 31.

	2002	2001
Europe – excluding the United Kingdom	32%	27%
United States	32	31
Canada	16	21
United Kingdom	13	12
Other countries	7	9

The largest concentration by counterparty type was with financial institutions, which accounted for 87% of the total (2001 – 84%). No other industry segment exceeded 5% of the total.

NOTE 18 Segmented information

The Bank's operations and activities are organized around the following operating business segments: TD Canada Trust, TD Securities and TD Wealth Management.

TD Canada Trust provides financial services to consumers and small and medium-sized businesses. TD Securities provides services in the areas of investment banking, merchant banking, mergers and acquisitions, fixed income, foreign exchange, derivative products, high yield, money market, equities and corporate banking. TD Wealth Management provides investment management services to institutional and retail investors as well as global self-directed brokerage services.

The Other category includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments and corporate level tax benefits, restructuring costs and residual unallocated revenues and expenses.

Results of each segment reflect revenues, expenses, assets and liabilities generated by the businesses in that segment. Transfer pricing of funds sold or purchased, and of commissions for services provided are generally at market rates. The Bank measures the performance of each segment based on net income (loss) before non-cash goodwill and intangible amortization and certain special items (net income (loss) – cash basis), return on equity and economic profit.

Results by business segment

(millions of dollars)					
2002	TD Canada Trust	TD Securities	TD Wealth Management	Other	Total
Net interest income (on a taxable equivalent basis)	**$ 4,058**	**$ 1,496**	**$ 435**	**$ (467)**	**$ 5,522**
Provision for credit losses	**505**	**2,490**	**–**	**(70)**	**2,925**
Other income	**1,710**	**1,159**	**1,777**	**283**	**4,929**
Non-interest expenses excluding non-cash intangible amortization	**3,501**	**1,232**	**1,961**	**60**	**6,754**
Income (loss) before provision for (benefit of) income taxes and non-controlling interest	**1,762**	**(1,067)**	**251**	**(174)**	**772**
Provision for (benefit of) income taxes (on a taxable equivalent basis)	**648**	**(404)**	**120**	**(184)**	**180**
Non-controlling interest in net income of subsidiaries	**–**	**–**	**–**	**34**	**34**
Net income (loss) – cash basis	**$ 1,114**	**$ (663)**	**$ 131**	**$ (24)**	**$ 558**
Non-cash intangible amortization, net of income taxes					**634**
Net income (loss) – accrual basis					**$ (76)**
Total assets	**$ 114,600**	**$ 131,100**	**$ 23,700**	**$ 8,640**	**$ 278,040**
2001					
Net interest income (on a taxable equivalent basis)	$ 3,951	$ 886	$ 480	$ (681)	$ 4,636
Provision for credit losses	380	327	–	213	920
Other income	1,688	2,251	1,834	674	6,447
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	3,467	1,368	2,031	59	6,925
Restructuring costs	–	–	–	239	239
Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,792	1,442	283	(518)	2,999
Provision for (benefit of) income taxes (on a taxable equivalent basis)	702	528	129	(417)	942
Non-controlling interest in net income of subsidiaries	–	–	6	39	45
Net income (loss) – cash basis	$ 1,090	$ 914	$ 148	$ (140)	$ 2,012
Non-cash intangible amortization, net of income taxes					440
Non-cash goodwill amortization, net of income taxes					189
Net income – accrual basis					$ 1,383
Total assets	$ 112,200	$ 145,200	$ 23,200	$ 7,238	$ 287,838
2000					
Net interest income (on a taxable equivalent basis)	$ 3,265	$ 428	$ 604	$ (493)	$ 3,804
Provision for credit losses	332	210	1	(63)	480
Other income	1,438	2,295	2,379	288	6,400
Non-interest expenses excluding non-cash goodwill/intangible amortization	2,944	1,189	2,167	7	6,307
Restructuring costs	–	–	–	475	475
Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,427	1,324	815	(624)	2,942
Provision for (benefit of) income taxes (on a taxable equivalent basis)	602	546	345	(375)	1,118
Non-controlling interest in net income of subsidiaries	–	–	36	41	77
Net income (loss) – cash basis	$ 825	$ 778	$ 434	$ (290)	$ 1,747
Non-cash intangible amortization, net of income taxes					589
Non-cash goodwill amortization, net of income taxes					133
Net income – accrual basis					$ 1,025

Results by geographic distribution

The Bank earns revenue in Canada and in international locations. Reporting of revenue is based on the geographic location of the unit responsible for recording the revenue, while the reporting of assets is based on the location where assets are recorded.

(millions of dollars)				
2002	Total revenue (on a taxable equivalent basis)	Income (loss) before provision for income taxes and non-controlling interest	Net income (loss)	Total assets
Canada	**$ 7,805**	**$ 1,072**	**$ 776**	**$ 171,562**
International[1]	**2,646**	**(1,520)**	**(852)**	**106,478**
Total	**$ 10,451**	**$ (448)**	**$ (76)**	**$ 278,040**
2001				
Canada	$ 7,920	$ 365	$ 595	$ 171,587
International[1]	3,163	899	788	116,251
Total	$ 11,083	$ 1,264	$ 1,383	$ 287,838
2000				
Canada	$ 6,810	$ 176	$ 185	$ 183,053
International[1]	3,394	1,222	840	81,765
Total	$ 10,204	$ 1,398	$ 1,025	$ 264,818

[1] Includes United States total revenue (on a taxable equivalent basis) of $1,563 million (2001 – $1,677 million; 2000 – $2,595 million).

NOTE 19 Acquisitions and dispositions

(a) Sale of mutual fund record keeping and custody business

During the year, the Bank sold its mutual fund record keeping and custody business and recorded a pre-tax gain of $40 million.

(b) Acquisition of Stafford and LETCO

On March 1, 2002, the Bank completed the acquisition of the securities and trading technology platform and listed equity options market-making businesses of the Stafford group of firms (Stafford) and the LETCO group (LETCO). The purchase price consisted of an initial cash payment of approximately $428 million. The acquisition was accounted for by the purchase method and the results of Stafford and LETCO's operations have been included in the consolidated statement of operations from March 1, 2002. Goodwill arising from the acquisition was $379 million.

(c) Acquisition of TD Waterhouse shares

On November 26, 2001, the Bank completed the acquisition of the outstanding common shares of TD Waterhouse Group, Inc. (TD Waterhouse) that it did not own for total consideration of approximately $605 million. Goodwill arising from the acquisition was $233 million. On November 1, 2001, the Bank issued approximately 11 million common shares for cash proceeds of $400 million to partially fund the transaction.

(d) Acquisition of R.J. Thompson Holdings, Inc.

On November 1, 2001, TD Waterhouse acquired R.J. Thompson Holdings, Inc. (RJT), a direct access brokerage firm, for total cash consideration of $122 million. Goodwill arising from the acquisition was $120 million. The results of RJT have been included in the consolidated statement of operations from November 1, 2001. In addition, contingent purchase price payments of up to $24 million were payable upon achievement of certain results. In the fourth quarter of 2002, $8 million was paid relating to the contingent purchase price payments and subsequent to October 31, 2002 an additional $14 million was paid to satisfy the remaining contingent purchase price payments required under the purchase agreement. These payments relate to finite life intangible assets which are amortized on a straight-line basis over the expected period of benefit of three years.

(e) Acquisition of Newcrest Holdings Inc.

The Bank acquired all of the outstanding Class A and Class B common shares of Newcrest Holdings Inc. (Newcrest), a holding company for the securities dealer Newcrest Capital Inc., effective November 1, 2000. The total consideration in respect of this purchase amounted to $225 million, paid in Bank common shares of $181 million and cash of $44 million. The acquisition was accounted for by the purchase method and the results of Newcrest's operations have been included in the consolidated statement of operations from November 1, 2000. Until October 31, 2001, goodwill arising from the transaction of $160 million was amortized on a straight-line basis over the expected period of benefit of 10 years. Beginning November 1, 2001, the remaining goodwill is tested for impairment as discussed in Note 1.

(f) Sale of investment real estate

During fiscal 2001, the Bank sold certain investment real estate for a pre-tax gain on sale of $350 million, net of deferrals.

(g) Acquisition of CT Financial Services Inc.

On February 1, 2000, the Bank acquired substantially all of the common shares of CT Financial Services Inc. (CT), a holding company for a group of companies which together operated as a Canadian financial services company under the name Canada Trust. The total consideration in respect of this purchase amounted to $7,998 million, paid in cash. The cash for the acquisition was obtained as follows.

(millions of dollars)	
Issue of common shares	$ 700
Issue of preferred shares	410
Issue of trust units of subsidiary	900
Issue of subordinated notes	750
Wholesale deposits	5,263
Less: fees and expenses	(25)
Total	$ 7,998

The acquisition was accounted for by the purchase method and the results of CT's operations have been included in the consolidated statement of operations from the date of acquisition. Until October 31, 2001, goodwill arising from the transaction was amortized on a straight-line basis over the expected period of benefit of 10 years. Beginning November 1, 2001, the remaining goodwill is tested for impairment as discussed in Note 1. Intangible assets are being amortized on a double declining basis over eight years, based upon their estimated useful lives.

Details of the consideration given and the fair values of the net assets acquired are as follows:

(millions of dollars)	
Fair value of assets acquired	
Cash and cash equivalents	$ 831
Securities purchased under resale agreements	1,219
Securities	14,082
Loans	28,352
Intangible assets	
Core deposit intangibles	2,264
Other identifiable intangibles	4,596
Other assets	2,807
Assets held for sale	2,012
	56,163
Less liabilities assumed and non-controlling interest in subsidiaries	
Deposits	41,414
Obligations related to securities sold short	230
Obligations related to securities sold under repurchase agreements	1,099
Other liabilities	2,928
Future tax liability on intangibles	2,950
Subordinated debentures	350
Non-controlling interest in subsidiaries	375
	49,346
Fair value of identifiable net assets acquired	6,817
Goodwill	1,181
Total purchase consideration	$ 7,998

NOTE 20 Restructuring costs

During the fourth quarter of fiscal 2001, TD Securities announced a restructuring of its operations and as a result recorded pre-tax restructuring costs of $130 million. The restructuring costs related primarily to employee severance. The restructuring was substantially completed by the end of the fourth quarter of fiscal 2002.

In the third quarter of fiscal 2001, TD Waterhouse announced a restructuring of its operations and pre-tax costs of $54 million were charged to income, primarily for employee severance and real estate rationalization. The restructuring was completed by the end of the third quarter of fiscal 2002.

At the time of the acquisition of Newcrest in 2001, the Bank determined it was necessary to restructure the combined operations. Pre-tax restructuring costs of $55 million were charged to income in the first quarter of fiscal 2001, primarily for employee severance. The restructuring was completed by the end of the second quarter of fiscal 2001.

In 2000, following the acquisition of CT, the Bank determined that it was necessary to restructure the combined operations. Pre-tax restructuring costs of $475 million were recorded in the second quarter of fiscal 2000. The restructuring costs related primarily to severance and employee support costs, branch closures, rationalization of regional and head office space requirements, lease termination, and other expenses. The restructuring was substantially completed by the end of the fourth quarter of fiscal 2002. The remaining accrual of $28 million at October 31, 2002 will be incurred in fiscal 2003 and is included in other liabilities in the consolidated balance sheet.

(millions of dollars)	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of year	$ 192	$ 127	$ 14	$ 4	$ 337
Amount utilized during the year					
CT	66	84	13	2	165
TD Waterhouse	2	12	–	1	15
TD Securities	118	2	–	1	121
Balance at end of year	$ 6	$ 29	$ 1	$ –	$ 36

NOTE 21 Earnings (loss) per common share

Basic and diluted earnings (loss) per common share at October 31 are as follows:

(millions of dollars)	**2002**	2001	2000
Basic earnings (loss) per common share			
Net income (loss)	**$ (76)**	$ 1,383	$ 1,025
Preferred dividends	**84**	83	56
Net income (loss) applicable to common shares	**(160)**	1,300	969
Average number of common shares outstanding (millions)	**641.0**	627.0	621.6
Basic earnings (loss) per common share	**$ (.25)**	$ 2.07	$ 1.56
Diluted earnings (loss) per common share			
Net income (loss) applicable to common shares	**$ (160)**	$ 1,300	$ 969
Average number of common shares outstanding (millions)	**641.0**	627.0	621.6
Stock options potentially exercisable as determined under the treasury stock method[1]	**5.9**	8.5	10.5
Average number of common shares outstanding – diluted	**646.9**	635.5	632.1
Diluted earnings (loss) per common share[2]	**$ (.25)**	$ 2.05	$ 1.53

[1] Excluded from the computation of diluted earnings (loss) per common share were weighted average options outstanding of 7,944,584 with a weighted exercise price of $40.14 (2001 – 2,586,705 at $41.69; 2000 – 1,808,848 at $36.21) as the options' exercise prices were greater than the average market price of the Bank's common shares.

[2] For 2002, the effect of stock options potentially exercisable on earnings (loss) per common share was anti-dilutive, therefore basic and diluted earnings (loss) per common share are the same.

NOTE 22 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada (Canadian GAAP). Differences at October 31 between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below.

Net income (loss)

(millions of dollars)	2002	2001	2000
Net income (loss) based on Canadian GAAP	$ (76)	$ 1,383	$ 1,025
Stock-based compensation	60	64	(89)
Employee future benefits	(9)	5	(12)
Restructuring costs	(101)	(50)	216
Loan securitizations	25	(3)	26
Non-controlling interest in TD Mortgage Investment Corporation	(14)	(13)	(12)
Future income taxes	17	54	(54)
Available for sale securities	(73)	(48)	–
Derivative instruments and hedging activities	76	142	–
Other	–	(3)	(5)
Net income (loss) based on U.S. GAAP	(95)	1,531	1,095
Preferred dividends	70	70	44
Net income (loss) applicable to common shares based on U.S. GAAP	$ (165)	$ 1,461	$ 1,051
Basic earnings (loss) per common share – U.S. GAAP	$ (.26)	$ 2.32	$ 1.69
– Canadian GAAP	(.25)	2.07	1.56
Diluted earnings (loss) per common share – U.S. GAAP	$ (.26)	$ 2.30	$ 1.66
– Canadian GAAP	(.25)	2.05	1.53

Consolidated statement of comprehensive income (loss)

(millions of dollars)	2002	2001	2000
Net income (loss) based on U.S. GAAP	$ (95)	$ 1,531	$ 1,095
Other comprehensive income (loss), net of income taxes			
Net change in unrealized gains and losses on available for sale securities	(226)	282	170
Reclassification to earnings in respect of available for sale securities	75	48	–
Change in unrealized foreign currency translation gains and losses[1]	(32)	171	2
Change in gains and losses on derivative instruments designated as cash flow hedges	180	(328)	–
Reclassification to earnings of gains and losses on cash flow hedges	21	15	–
Gains arising from adoption of new accounting standard for derivative instruments	–	20	–
Minimum pension liability adjustment	(114)	–	–
Comprehensive income (loss)	$ (191)	$ 1,739	$ 1,267

[1] *Fiscal 2002 includes $90 million (2001 – $(278) million) of after-tax gains (losses) arising from hedges of the Bank's investment positions in foreign operations.*

Stock-based compensation

Until October 5, 2002, under the Bank's stock option plan, option holders could elect to receive cash for the options equal to their intrinsic value, being the excess of the market value of the share over the option exercise price at the date of exercise. In accounting for stock options with this feature, U.S. GAAP requires expensing the annual change in the intrinsic value of the stock options. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. Under the then current Canadian GAAP, no expenses were recorded and cash payments to option holders were charged to retained earnings on a net of tax basis. As a result, $60 million (2001 – $64 million; 2000 – $(89) million) was credited (expensed) for U.S. GAAP purposes. Effective October 6, 2002, the plan was amended so that new grants of options and all outstanding options can only be settled for shares. As a result, for the purposes of U.S. GAAP the accrued liability for stock options of $39 million after-tax was reclassified to capital as at October 6, 2002. For fiscal 2003, the Bank intends to expense stock option awards for both Canadian and U.S. GAAP purposes and consequently the Bank does not expect any material future difference between Canadian and U.S. GAAP for stock options.

Condensed consolidated balance sheet

(millions of dollars)	2002			2001		
	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
Assets						
Cash resources	$ 6,538	$ –	$ 6,538	$ 5,945	$ –	$ 5,945
Securities purchased under resale agreements	13,060	–	13,060	20,205	–	20,205
Securities						
Investment	28,802	1,838	30,640	31,010	2,088	33,098
Trading	53,395	–	53,395	66,184	–	66,184
Loans	122,627	6,454	129,081	128,795	7,442	136,237
Derivatives' market revaluation	25,739	3,078	28,817	21,435	4,105	25,540
Intangible assets	3,383	29	3,412	4,381	–	4,381
Goodwill	3,134	64	3,198	2,298	64	2,362
Other assets	21,362	36	21,398	7,585	50	7,635
Total assets	$ 278,040	$ 11,499	$ 289,539	$ 287,838	$ 13,749	$ 301,587
Liabilities						
Deposits	$ 189,190	$ –	$ 189,190	$ 193,914	$ –	$ 193,914
Derivatives' market revaluation	25,954	3,328	29,282	21,770	3,867	25,637
Other liabilities	44,262	7,835	52,097	52,586	9,510	62,096
Subordinated notes and debentures	4,343	–	4,343	4,892	–	4,892
Non-controlling interest in subsidiaries	1,250	350	1,600	1,272	350	1,622
Total liabilities	264,999	11,513	276,512	274,434	13,727	288,161
Shareholders' equity						
Preferred shares	1,485	(350)	1,135	1,492	(350)	1,142
Common shares	2,846	–	2,846	2,259	–	2,259
Retained earnings	8,710	(185)	8,525	9,653	(260)	9,393
Accumulated other comprehensive income						
Net unrealized gains on available for sale securities	–	368	368	–	519	519
Foreign currency translation adjustments	–	374	374	–	406	406
Derivative instruments	–	(107)	(107)	–	(293)	(293)
Minimum pension liability adjustment	–	(114)	(114)	–	–	–
Total shareholders' equity	13,041	(14)	13,027	13,404	22	13,426
Total liabilities and shareholders' equity	$ 278,040	$ 11,499	$ 289,539	$ 287,838	$ 13,749	$ 301,587

Employee future benefits

Under Canadian GAAP, the Bank adopted the employee future benefits standard in fiscal 2001 on a retroactive basis without restatement. The Canadian standard requires the accrual of employee future benefits. Previous Canadian GAAP permitted non-pension benefits to be expensed as paid. U.S. GAAP similarly requires the accrual of employee future benefits. For purposes of U.S. GAAP, the Bank adopted the employee future benefits standard on a prospective basis. Consequently, differences between U.S. and Canadian GAAP remain, as the transitional impacts will be amortized over the expected average remaining service life of the employee group.

U.S. GAAP also requires an additional minimum liability to be recorded if the accumulated benefit obligation is greater than the fair value of plan assets. Canadian GAAP has no such requirement. In fiscal 2002, for U.S. GAAP purposes, the Bank recognized the amounts noted in the table below in the consolidated balance sheet.

(millions of dollars)	
Prepaid pension expense	$ 117
Intangible asset	8
Accumulated other comprehensive income before income taxes	186
Net amount recognized	$ 311

Restructuring costs
Under previous Canadian GAAP, restructuring costs incurred in respect of an acquired company could be accrued as a liability provided that a restructuring plan detailing all significant actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. U.S. GAAP and current Canadian GAAP require that restructuring costs related to an acquired company be included as a liability in the allocation of the purchase price, thereby increasing goodwill. U.S. GAAP also requires that all restructuring costs be incurred within one year of a restructuring plan's approval by management and that all employees to be involuntarily terminated be notified of their termination benefit arrangement. In accordance with U.S. GAAP, restructuring costs of $101 million after-tax have been recognized during fiscal 2002 (2001 – $188 million; 2000 – $55 million). There were no restructuring costs under Canadian GAAP for fiscal 2002 (2001 – $138 million; 2000 – $271 million).

Loan securitizations
U.S. GAAP and current Canadian GAAP require gains on loan securitizations to be recognized in income immediately. Under previous Canadian GAAP, gains were recognized only when received in cash by the Bank.

During fiscal 2001, the Bank adopted the U.S. accounting standard for transfers and servicing of financial assets and extinguishments of liabilities. The principal impact of this new U.S. standard on the Bank's financial statements is to require consolidation of special purpose entities (SPEs) in circumstances where the SPE is considered a single-seller and either its activities are not sufficiently limited or it does not have a minimum 3% external equity investment. Canadian GAAP requires consolidation of such SPEs only when the Bank retains substantially all the residual risks and rewards of the SPE.

Non-controlling interest
Under U.S. GAAP, preferred shares of the Bank's subsidiary, TD Mortgage Investment Corporation, are presented as a non-controlling interest on the consolidated balance sheet, and the net income applicable to the non-controlling interest is presented separately on the consolidated statement of operations. Under Canadian GAAP, these preferred shares are included within the total preferred shares presented on the consolidated balance sheet.

Future income taxes
Under Canadian GAAP, the effects of income tax rate reductions are recorded when considered substantively enacted. Under U.S. GAAP, the effects of rate changes do not impact the measurement of tax balances until passed into law.

Investment securities
U.S. GAAP requires that investment securities be classified as either "available for sale" or "held to maturity", and requires available for sale securities to be reported on the balance sheet at their estimated fair values. Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in other comprehensive income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from other comprehensive income to the statement of income. For U.S. GAAP, the Bank accounts for substantially all investment securities as available for sale. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.

In addition, under U.S. GAAP certain non-cash collateral received in securities lending transactions is recognized as an asset and a liability is recorded for obligations to return the collateral. Under Canadian GAAP, non-cash collateral received as part of a securities lending transaction is not recognized in the consolidated balance sheet.

Derivative instruments and hedging activities
The Bank adopted the U.S. standard relating to derivative instruments and hedging activities on November 1, 2000 and recorded a cumulative transition adjustment recognizing after-tax gains of $10 million in net income and $20 million in other comprehensive income in fiscal 2001. U.S. GAAP requires all derivative instruments be reported on the consolidated balance sheet at their fair values, with changes in the fair value for derivatives that are not hedges reported through the consolidated statement of operations. U.S. GAAP provides specific guidance on hedge accounting including the measurement of hedge ineffectiveness, limitations on hedging strategies and hedging with intercompany derivatives. For fair value hedges, the Bank is hedging changes in the fair value of assets, liabilities or firm commitments and changes in the fair values of the derivative instruments are recorded in income. For cash flow hedges, the Bank is hedging the variability in cash flows related to variable rate assets, liabilities or forecasted transactions and the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in income. For fiscal 2002, deferred net losses on derivative instruments of $68 million (2001 – $132 million) included in other comprehensive income are expected to be reclassified to earnings during the next twelve months. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum of 20 years, although a substantial majority is under two years. The ineffective portion of hedging derivative instruments' changes in fair values are immediately recognized in income. For fiscal 2002, under U.S. GAAP, the Bank recognized pre-tax gains of $3 million (2001 – $13 million) for the ineffective portion of cash flow hedges.

Under Canadian GAAP, the Bank recognizes only derivatives used in trading activities at fair value on the consolidated balance sheet, with changes in fair value included in income.

Foreign currency translation adjustments
U.S. GAAP requires foreign currency translation adjustments arising from subsidiaries where the functional currency is other than the Canadian dollar to be presented net of taxes in other comprehensive income, a separate component of shareholders' equity. Under Canadian GAAP, foreign currency translation adjustments are presented in retained earnings.

NOTE 23 Future accounting changes

Hedging relationships

During the year, the Canadian Institute of Chartered Accountants (CICA) issued an accounting guideline on hedging relationships. The guideline is effective for the Bank beginning November 1, 2003. The guideline sets out the criteria that must be met in order to apply hedge accounting for derivatives and is based on many of the principles outlined in the U.S. standard relating to derivative instruments and hedging activities. Specifically, the guideline provides detailed guidance on (a) the identification, designation, documentation and effectiveness of hedging relationships, for purposes of applying hedge accounting; and (b) the discontinuance of hedge accounting. The Bank intends to implement the guideline in November 2003 and the impact on future results will depend on the Bank's hedging strategies and market volatility.

Stock-based compensation

A new accounting standard on stock-based compensation has been issued which substantially harmonizes Canadian GAAP with U.S. GAAP and is effective for fiscal 2003. The new standard requires the use of the fair value method of accounting for awards that are direct awards of stock, or call for settlement in cash or other assets. For all other stock-based compensation awards the standard encourages but does not require the use of the fair value method of accounting. For fiscal 2003, the Bank has elected to apply the fair value method of accounting for stock options; therefore, the Bank will recognize compensation expense for stock option awards granted after November 1, 2002. The impact of adopting this new accounting policy will be to increase the Bank's compensation expense and to reduce reported earnings per share. The amount of the additional compensation expense depends on the number of options granted and their fair value at the time of grant. Had the Bank adopted the new accounting standard on November 1, 2001, the impact would have been to reduce reported basic and diluted earnings per share by approximately two cents per share for the year ended October 31, 2002. The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.91%; (ii) expected option life of 5.5 years; (iii) expected volatility of 25% and (iv) expected dividends of 2.90%. The weighted-average fair value of each option granted was $9.48.

Consolidation of special purpose entities

The Canadian Accounting Standards Board (AcSB) and the U.S. Financial Accounting Standards Board (FASB) issued similar exposure drafts relating to the consolidation of special purpose entities (SPEs), that provide more detailed guidance on when the Bank should consolidate a SPE. In Canada, the AcSB has yet to determine the effective date of these new consolidation requirements. For U.S. GAAP purposes, these new consolidation requirements are applicable to all SPEs created after the date the proposed guidance is issued and for SPEs created before that date, the guidance is expected to be applicable to those SPEs still existing as of the beginning of the Bank's fourth quarter of fiscal 2003. The Bank is currently evaluating the impact of the new guidance and as a result the impact is not yet quantifiable.

Accounting for costs associated with exit or disposal activities

During the year, the U.S. FASB issued a new accounting standard, relating to accounting for costs associated with exit or disposal activities. The standard requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Bank is required to apply the standard for U.S. GAAP purposes prospectively to exit or disposal activities initiated after December 31, 2002.

Principal subsidiaries

(millions of dollars)		As at October 31, 2002
Canadian	Head office	Book value of all shares owned by the Bank
Commercial Mortgage Origination Company of Canada	Toronto, Canada	$ 50
Cotyledon Capital Inc.	Toronto, Canada	5
CT Financial Assurance Company	Toronto, Canada	12
First Nations Bank of Canada (89%)	Walpole Island, Canada	8
Meloche Monnex Inc.	Montreal, Canada	173
Meloche Monnex Insurance & Financial Services Inc.	Montreal, Canada	
Meloche Monnex Financial Services Inc.	Montreal, Canada	
Security National Insurance Company	Toronto, Canada	
Primmum Insurance Company	Montreal, Canada	
TD General Insurance Company	Toronto, Canada	
TD Assurance Agency Inc.	Toronto, Canada	
Newcrest Holdings Inc.	Toronto, Canada	3
TD Asset Finance Corp.	Toronto, Canada	–
TD Asset Management Inc.	Toronto, Canada	287
TD Capital Canadian Private Equity Partners Ltd.	Toronto, Canada	–
TD Capital Management L.P. (40.75%)	Toronto, Canada	
TD Capital Group Limited	Toronto, Canada	347
TD Capital Trust	Toronto, Canada	360
TD Capital Trust II	Toronto, Canada	2
TD Futures Inc.	Toronto, Canada	–
TD Investment Management Inc.	Toronto, Canada	–
TD Investment Services Inc.	Toronto, Canada	223
TD Life Insurance Company	Toronto, Canada	18
TD MarketSite Inc.	Toronto, Canada	10
TD Mortgage Corporation	Toronto, Canada	7,311
Canada Trustco Mortgage Company	London, Canada	
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	
Canada Trustco International Limited	Bridgetown, Barbados	
CT Corporate Services Inc.	Toronto, Canada	
The Canada Trust Company	Toronto, Canada	
Truscan Property Corporation	Toronto, Canada	
TD Pacific Mortgage Corporation	Toronto, Canada	
TD Mortgage Investment Corporation	Calgary, Canada	87
TD Nordique Inc.	Vancouver, Canada	637
TD Parallel Private Equity Investors Ltd.	Toronto, Canada	44
TD Realty Limited	Toronto, Canada	17
TD Securities Inc.	Toronto, Canada	130
1390017 Ontario Limited	Toronto, Canada	–
1390018 Ontario Limited	Toronto, Canada	28

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Mortgage Investment Corporation, TD Capital Trust, TD Capital Trust II and First Nations Bank of Canada. Each subsidiary is incorporated in the country in which its head office is located.

(millions of dollars)		As at October 31, 2002
United States	Head office	Book value of all shares owned by the Bank
TD North American Limited Partnership	Delaware, U.S.A.	$ 297
TD Waterhouse Group, Inc.	New York, U.S.A.	2,894
CTUSA, Inc.	New Jersey, U.S.A.	
TD Bank USA, F.S.B.	New Jersey, U.S.A.	
National Investor Services Corp.	New York, U.S.A.	
TD Waterhouse Advertising, Inc.	New York, U.S.A.	
TD Waterhouse Asset Management, Inc.	New York, U.S.A.	
TD Waterhouse Bank, N.A.	New Jersey, U.S.A.	
Waterhouse Mortgage Services, Inc.	New Jersey, U.S.A.	
TD Waterhouse Canada Inc.	Toronto, Canada	
TD Waterhouse Capital Markets, Inc.	New Jersey, U.S.A.	
TD Waterhouse European Acquisition Corporation	New York, U.S.A.	
TD Waterhouse Holdings (Australia) Pty Ltd	Sydney, Australia	
TD Waterhouse Investor Services, Inc.	New York, U.S.A	
Toronto Dominion Holdings (U.S.A.), Inc.	Houston, U.S.A.	1,002
TD Equity Options, Inc.	Chicago, U.S.A.	
TD Options Acquisition, Inc.	Chicago, U.S.A.	
TD Securities (USA) Inc.	New York, U.S.A.	
Toronto Dominion Capital (U.S.A.), Inc.	New York, U.S.A.	
Toronto Dominion Investments, Inc.	Houston, U.S.A.	
Toronto Dominion (New York), Inc.	New York, U.S.A.	
Toronto Dominion (Texas), Inc.	Houston, U.S.A.	
Other foreign		
Carysforth Investment Limited (70%)	Grand Cayman, Cayman Islands	779
TD Asset Management Limited	London, England	2
TD Asset Management (Luxembourg) S.A.	Luxembourg, Grand Duchy of Luxembourg	6
TD Capital Canadian Private Equity Partners (Barbados) Ltd.	St. Michael, Barbados	–
TD European Finance Limited	St. Peter Port, Guernsey CI	–
TD Financial International Ltd.	Hamilton, Bermuda	–
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados	
TD Haddington Services B.V.	Amsterdam, The Netherlands	1,168
Belgravia Securities Investments Limited (66.7%)	Grand Cayman, Cayman Islands	
TD Guernsey Services Limited	St. Peter Port, Guernsey CI	
TD European Funding Limited (60.99%)	St. Peter Port, Guernsey CI	
Haddington Investments Ltd. (70%)	Grand Cayman, Cayman Islands	779
TD Ireland	Shannon, Ireland	157
TD Global Finance	Dublin, Ireland	
TD Securities (Japan) Inc.	St. Michael, Barbados	17
TD Waterhouse Investor Services (UK) Limited	London, England	415
TD Waterhouse Investor Services (Europe) Limited	London, England	
TD Waterhouse Pacific Ltd.	Port Louis, Mauritius	19
Toronto Dominion Australia Limited	Melbourne, Australia	48
Toronto Dominion Securities Pty. Limited	Melbourne, Australia	
Toronto Dominion International Inc.	St. Michael, Barbados	217
The TD Bermuda Trust	Hamilton, Bermuda	
TD Trust (Bermuda) Limited	Hamilton, Bermuda	
Toronto Dominion Investments B.V.	Amsterdam, The Netherlands	305
TD Bank Europe Limited	London, England	
Toronto Dominion Holdings (U.K.) Limited	London, England	
TD Securities Limited	London, England	
Toronto Dominion Finance (UK) Limited	London, England	
Toronto Dominion International Limited	London, England	
Toronto Dominion (United Kingdom) Limited	London, England	
Toronto Dominion Jersey Holdings Limited	St. Helier, Jersey CI	1,657
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	579

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of any issued and outstanding voting securities and non-voting securities of the entities listed, except the non-voting securities of TD Mortgage Investment Corporation, TD Capital Trust, TD Capital Trust II and First Nations Bank of Canada. Each subsidiary is incorporated in the country in which its head office is located.

Ten-year statistical review

(millions of dollars)		2002	2001	2000
Consolidated balance sheet	**Assets**			
	Cash resources	**$ 6,538**	$ 5,945	$ 4,187
	Securities purchased under resale agreements	**13,060**	20,205	13,974
	Securities	**82,197**	97,194	85,387
	Loans	**69,843**	68,866	76,321
	Residential mortgages	**52,784**	50,807	44,400
	Customers' liability under acceptances	**7,719**	9,122	9,812
	Trading derivatives' market revaluation[1]	**25,739**	21,435	14,258
	Goodwill and intangible assets	**6,517**	6,679	7,835
	Land, buildings, equipment and other assets	**13,643**	7,585	8,644
	Total	**$278,040**	$287,838	$264,818
	Liabilities			
	Deposits – personal	**$100,942**	$ 95,982	$ 92,488
	– other	**88,248**	97,932	93,320
	Acceptances	**7,719**	9,122	9,812
	Obligations related to securities sold short	**17,058**	21,436	19,007
	Obligations related to securities sold under repurchase agreements	**8,655**	14,637	8,856
	Trading derivatives' market revaluation[1]	**25,954**	21,770	12,802
	Other liabilities	**10,830**	7,391	9,644
		259,406	268,270	245,929
	Subordinated notes and debentures	**4,343**	4,892	4,883
	Non-controlling interest in subsidiaries	**1,250**	1,272	1,656
	Shareholders' equity			
	Capital stock – preferred	**1,485**	1,492	1,251
	– common	**2,846**	2,259	2,060
	Retained earnings	**8,710**	9,653	9,039
		13,041	13,404	12,350
	Total	**$278,040**	$287,838	$264,818
Consolidated statement of operations[2]	Net interest income (TEB)	**$ 5,522**	$ 4,636	$ 3,804
	Provision for credit losses	**2,925**	620	480
	Net interest income after credit loss provision	**2,597**	4,016	3,324
	Other income			
	Investment and securities services	**2,085**	2,205	2,640
	Credit fees	**415**	425	545
	Net investment securities gains	**26**	216	382
	Trading income	**529**	1,318	1,225
	Service charges	**596**	561	441
	Loan securitizations	**218**	272	236
	Card services	**249**	249	233
	Insurance	**375**	326	198
	Trust fees	**76**	86	75
	Other	**320**	439	425
		4,889	6,097	6,400
	Net interest and other income	**7,486**	10,113	9,724
	Non-interest expenses			
	Salaries and employee benefits	**3,566**	3,708	3,399
	Occupancy including depreciation	**605**	592	498
	Equipment including depreciation	**661**	656	561
	Other	**1,922**	1,969	1,849
	Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	**6,754**	6,925	6,307
	Income before provision for income taxes and non-controlling interest in net income of subsidiaries	**732**	3,188	3,417
	Provision for income taxes (TEB)	**172**	981	1,322
	Non-controlling interest in net income of subsidiaries	**34**	49	77
	Net income – operating cash basis	**$ 526**	$ 2,158	$ 2,018
	Preferred dividends	**84**	83	56
	Net income applicable to common shares – operating cash basis	**$ 442**	$ 2,075	$ 1,962
	Special increase in general provision, net of income taxes	–	208	–
	Gain on sale of mutual fund record keeping and custody business, net of income taxes	**32**	–	–
	Gains on sale of investment real estate, net of income taxes	–	275	–
	Restructuring costs, net of income taxes	–	138	271
	Income tax expense from income tax rate changes	–	75	–
	Special gains, net of income taxes[3]	–	–	–
	Net income applicable to common shares – cash basis	**$ 474**	$ 1,929	$ 1,691
	Non-cash goodwill amortization, net of income taxes	–	189	133
	Non-cash intangible amortization, net of income taxes	**634**	440	589
	Net income (loss) applicable to common shares – reported basis	**$ (160)**	$ 1,300	$ 969

1999	1998	1997	1996	1995	1994	1993
$ 6,226	$ 3,079	$ 7,587	$ 5,216	$ 4,351	$ 3,148	$ 1,791
25,708	12,291	23,321	13,063	6,363	2,736	1,537
69,093	49,719	33,422	24,224	22,128	19,310	13,140
56,002	52,671	49,260	43,767	39,968	40,945	37,041
31,483	32,255	30,442	28,624	26,327	25,180	24,002
9,040	9,948	7,036	6,411	6,297	4,809	4,166
9,651	12,898	6,489	4,653	6,610	–	–
909	958	522	522	–	–	–
6,305	8,012	5,773	3,817	3,301	3,631	3,334
$214,417	$181,831	$163,852	$130,297	$115,345	$ 99,759	$ 85,011
$ 52,774	$ 47,693	$ 44,044	$ 43,546	$ 41,551	$ 41,181	$ 40,394
87,612	72,984	66,582	44,017	39,580	39,282	27,345
9,040	9,948	7,036	6,411	6,297	4,809	4,166
15,044	13,034	9,640	6,363	6,098	1,604	1,131
19,241	8,421	15,199	11,807	3,627	2,033	1,423
8,473	12,232	6,485	4,786	6,477	–	–
7,148	5,380	4,172	4,353	3,258	2,901	3,357
199,332	169,692	153,158	121,283	106,888	91,810	77,816
3,217	3,606	3,391	2,335	2,404	2,510	2,179
335	–	–	–	–	–	–
833	845	546	534	535	397	408
2,006	1,301	1,297	1,305	882	879	877
8,694	6,387	5,460	4,840	4,636	4,163	3,731
11,533	8,533	7,303	6,679	6,053	5,439	5,016
$214,417	$181,831	$163,852	$130,297	$115,345	$ 99,759	$ 85,011
$ 3,173	$ 3,140	$ 2,983	$ 2,603	$ 2,498	$ 2,560	$ 2,384
275	450	360	152	180	345	600
2,898	2,690	2,623	2,451	2,318	2,215	1,784
1,721	1,217	952	440	267	230	149
463	403	352	312	289	243	178
362	386	329	103	92	32	(60)
679	298	270	186	150	129	119
289	283	268	260	251	240	231
94	33	–	–	–	–	–
190	180	165	150	133	87	109
65	56	42	31	46	26	17
23	21	30	23	19	18	13
206	320	242	244	214	174	184
4,092	3,197	2,650	1,749	1,461	1,179	940
6,990	5,887	5,273	4,200	3,779	3,394	2,724
2,483	2,167	1,826	1,452	1,305	1,221	1,061
373	344	313	283	283	276	266
395	335	270	237	216	179	163
1,257	1,042	917	682	609	533	535
4,508	3,888	3,326	2,654	2,413	2,209	2,025
2,482	1,999	1,947	1,546	1,366	1,185	699
1,005	816	802	632	572	502	345
5	–	–	–	–	–	–
$ 1,472	$ 1,183	$ 1,145	$ 914	$ 794	$ 683	$ 354
43	45	31	32	38	40	29
$ 1,429	$ 1,138	$ 1,114	$ 882	$ 756	$ 643	$ 325
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	–
–	–	–	–	–	–	79
–	–	–	–	–	–	–
1,553	–	–	–	–	–	–
$ 2,982	$ 1,138	$ 1,114	$ 882	$ 756	$ 643	$ 246
42	62	57	–	–	–	–
2	–	–	–	–	–	–
$ 2,938	$ 1,076	$ 1,057	$ 882	$ 756	$ 643	$ 246

[1] As the information is not reasonably determinable, amounts for years prior to 1995 have not been restated to reflect the separate reporting of trading derivatives' market revaluation.

[2] Operating cash basis measurements are explained in the "How the Bank reports" section on page 7 of this annual report.

[3] Special gains on the sale of TD Waterhouse Group, Inc. and Knight/Trimark in 1999.

(millions of dollars)			2002	2001	2000
Consolidated statement of changes in shareholders' equity		**Preferred shares**			
		Balance at beginning of year	$ 1,492	$ 1,251	$ 833
		Proceeds from share issues	–	225	410
		Share redemptions	–	–	–
		Translation adjustment on shares issued in a foreign currency	(7)	16	8
		Balance at end of year	1,485	1,492	1,251
		Common shares			
		Balance at beginning of year	2,259	2,060	2,006
		Issued on acquisition of subsidiaries	–	181	41
		Proceeds from shares issued for cash	400	–	–
		Proceeds from shares issued on exercise of options	13	18	13
		Proceeds from shares issued as a result of dividend reinvestment plan	174	–	–
		Shares purchased for cancellation	–	–	–
		Balance at end of year	2,846	2,259	2,060
		Retained earnings			
		Balance at beginning of year	9,653	9,039	8,694
		Net income (loss)	(76)	1,383	1,025
		Preferred dividends	(84)	(83)	(56)
		Common dividends	(718)	(684)	(572)
		Foreign currency translation adjustments, net of income taxes	(32)	171	2
		Shares purchased for cancellation	–	–	–
		Stock options settled in cash, net of income taxes	(25)	(39)	(41)
		Obligations arising from adoption of accounting standard for employee future benefits, net of income taxes	–	(132)	–
		Other	(8)	(2)	(13)
		Balance at end of year	8,710	9,653	9,039
		Total common equity	11,556	11,912	11,099
		Total equity	$ 13,041	$ 13,404	$ 12,350
Other statistics[1]					
Per common share[2]	1	Basic net income – operating cash basis[3]	$ .69	$ 3.31	$ 3.16
	2	Diluted net income – operating cash basis[3,4]	.68	3.27	3.12
	3	Basic net income – reported basis	(.25)	2.07	1.56
	4	Diluted net income – reported basis[4]	(.25)	2.05	1.53
	5	Dividends	1.12	1.09	.92
	6	Book value	17.91	18.97	17.83
	7	Closing market price	29.35	35.94	41.95
	8	Closing market price to book value	1.64	1.89	2.35
	9	Closing market price appreciation	(18.3)%	(14.3)%	24.3%
	10	Total market return	(15.2)	(11.7)	27.0
Performance ratios	11	Return on common shareholders' equity – operating cash basis[3]	3.6%	18.0%	18.0%
	12	Return on common shareholders' equity – reported basis	(1.3)	11.3	8.9
	13	Return on risk-weighted assets – operating cash basis[3]	.42	1.68	1.67
	14	Return on risk-weighted assets – reported basis	(.06)	1.07	.85
	15	Efficiency ratio – operating cash basis[3,5]	64.9	64.5	61.8
	16	Efficiency ratio – reported basis	74.2	78.1	79.6
	17	Net interest rate margin (TEB)	2.09	1.83	1.63
	18	Common dividend payout ratio – operating cash basis[3]	162.4	33.0	29.2
	19	Common dividend payout ratio – reported basis	–	52.6	59.0
	20	Dividend yield[6]	3.2	2.7	2.3
	21	Price earnings ratio – operating cash basis[3,7]	43.8	11.0	13.4
	22	Price earnings ratio – reported basis[7]	–	17.5	27.4
Asset quality	23	Net impaired loans as a % of net loans[8]	(.7)%	–%	(.1)%
	24	Net impaired loans as a % of common equity	(8.4)	(.4)	(1.4)
	25	Provision for credit losses as a % of net average loans[8]	2.24	.71	.39
Capital ratios	26	Tier 1 capital to risk-weighted assets	8.1%	8.4%	7.2%
	27	Total capital to risk-weighted assets	11.6	11.9	10.8
	28	Common equity to total assets	4.2	4.1	4.2
Other	29	Number of common shares outstanding (thousands)[2]	645,399	628,451	622,616
	30	Market capitalization (millions)	$ 18,942	$ 22,587	$ 26,119
	31	Number of employees[9]	42,817	45,565	45,026
	32	Number of domestic retail outlets[10]	1,178	1,294	1,355
	33	Number of retail brokerage offices	283	276	292
	34	Number of Automated Banking Machines	2,608	2,777	2,836

	1999	1998	1997	1996	1995	1994	1993
	$ 845	$ 546	$ 534	$ 535	$ 397	$ 408	$ 456
	–	350	–	–	225	234	–
	–	(75)	–	–	(85)	(248)	(48)
	(12)	24	12	(1)	(2)	3	–
	833	845	546	534	535	397	408
	1,301	1,297	1,305	882	879	877	877
	–	–	1	459	–	–	–
	700	–	–	–	–	–	–
	5	4	21	12	3	2	–
	–	–	–	–	–	–	–
	–	–	(30)	(48)	–	–	–
	2,006	1,301	1,297	1,305	882	879	877
	6,387	5,460	4,840	4,636	4,163	3,731	3,682
	2,981	1,121	1,088	914	794	683	275
	(43)	(45)	(31)	(32)	(38)	(40)	(29)
	(433)	(392)	(335)	(302)	(265)	(238)	(229)
	(149)	270	120	(8)	(13)	44	26
	–	–	(222)	(375)	–	–	–
	(37)	(25)	(6)	–	–	–	–
	–	–	–	–	–	–	–
	(12)	(2)	6	7	(5)	(17)	6
	8,694	6,387	5,460	4,840	4,636	4,163	3,731
	10,700	7,688	6,757	6,145	5,518	5,042	4,608
	$ 11,533	$ 8,533	$ 7,303	$ 6,679	$ 6,053	$ 5,439	$ 5,016
	$ 2.39	$ 1.92	$ 1.87	$ 1.48	$ 1.25	$ 1.07	$ .54
	2.35	–	–	–	–	–	–
	4.90	1.81	1.77	1.48	1.25	1.07	.41
	4.81	–	–	–	–	–	–
	.72	.66	.56	.50	.44	.39	.38
	17.25	12.94	11.38	10.15	9.16	8.37	7.65
	33.75	22.95	25.83	15.68	11.88	10.25	10.50
	1.96	1.77	2.27	1.54	1.30	1.22	1.37
	47.1%	(11.1)%	64.8%	32.0%	15.9%	(2.4)%	15.9%
	50.2	(8.6)	68.3	36.2	20.1	1.4	20.1
	16.7%	15.9%	17.4%	15.4%	14.3%	13.3%	7.1%
	34.3	15.0	16.6	15.4	14.3	13.3	5.4
	1.35	1.15	1.18	1.06	.99	.90	.51
	2.73	1.09	1.13	1.06	.99	.90	.40
	62.6	63.8	61.2	61.0	60.2	59.6	59.2
	50.1	62.4	60.1	61.0	60.9	59.1	65.1
	1.70	1.95	2.35	2.53	2.65	2.95	3.14
	30.3	34.4	30.0	34.3	35.1	37.0	70.4
	14.7	36.4	31.7	34.3	35.1	37.0	93.0
	2.1	2.4	2.7	3.7	4.0	3.8	4.2
	14.4	11.9	13.8	10.6	9.5	9.6	19.4
	7.0	12.7	14.6	10.6	9.5	9.6	25.7
	(.3)%	(.3)%	(.1)%	.4%	1.0%	1.0%	1.9%
	(2.4)	(3.4)	(1.2)	5.6	12.8	14.4	26.5
	.28	.48	.43	.20	.23	.48	.91
	10.1%	7.2%	6.6%	6.8%	7.4%	6.9%	6.7%
	13.3	11.0	10.2	9.3	10.3	10.2	9.7
	5.0	4.2	4.1	4.9	5.1	5.1	5.4
	620,343	594,238	593,892	605,406	602,806	602,402	602,180
	$ 20,937	$ 13,638	$ 15,337	$ 9,490	$ 7,158	$ 6,175	$ 6,323
	30,636	29,236	28,001	26,815	25,413	25,767	25,603
	904	916	913	947	952	965	967
	269	254	198	157	54	41	–
	2,164	2,124	2,038	1,991	1,966	1,891	1,858

1 Operating cash basis measurements are explained in the "How the Bank reports" section on page 7 of this annual report.

2 Adjusted to reflect the one-for-one stock dividend paid on July 31, 1999.

3 Operating cash basis measurements are defined in the "How the Bank reports" section on page 7 of this annual report.

4 As the information is not reasonably determinable, amount for years prior to 1999 have not been calculated to give effect to dilution under the treasury stock method.

5 Efficiency ratio excluding non-cash goodwill/intangible amortization and all special items.

6 Dividends paid during the year divided by average of high and low common share prices for the year. Yield for 1994 and prior based on dividends paid in the year divided by the opening stock price.

7 Beginning in 1999, the price earnings ratio is computed using diluted net income per common share. Prior to 1999, the price earnings ratio is computed using basic net income per common share.

8 Includes customers' liability under acceptances.

9 Reflects the number of employees on a full-time equivalent basis.

10 Includes retail bank outlets, private client centre branches, estates and trusts branches.

Reported quarterly results

	2002				2001			
	Quarter ended				Quarter ended			
	October 31	July 31	April 30	January 31	October 31	July 31	April 30	January 31
(millions of dollars)								
Net interest income (TEB)	$ 1,441	$ 1,452	$ 1,368	$ 1,261	$ 1,341	$ 1,147	$ 1,088	$ 1,060
Provision for credit losses	(950)	(1,250)	(400)	(325)	(190)	(190)	(120)	(120)
Other income	1,054	1,016	1,189	1,630	1,288	1,534	1,559	1,716
Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs	(1,635)	(1,641)	(1,687)	(1,791)	(1,735)	(1,726)	(1,726)	(1,738)
Income (loss) before provision for income taxes and non-controlling interest in subsidiaries	(90)	(423)	470	775	704	765	801	918
Provison for (benefit of) income taxes (TEB)	(57)	(158)	147	240	175	233	242	331
Non-controlling interest in net income of subsidiaries	(9)	(6)	(10)	(9)	(8)	(10)	(13)	(18)
Net income (loss) – operating cash basis[1]	$ (42)	$ (271)	$ 313	$ 526	$ 521	$ 522	$ 546	$ 569
Preferred dividends	(21)	(21)	(21)	(21)	(22)	(20)	(21)	(20)
Net income (loss) applicable to common shares – operating cash basis	$ (63)	$ (292)	$ 292	$ 505	$ 499	$ 502	$ 525	$ 549
Special increase in general provision, net of income taxes	–	–	–	–	–	–	(96)	(112)
Gain on sale of mutual fund record keeping and custody business, net of income taxes	–	18	–	14	–	–	–	–
Gains on sale of investment real estate, net of income taxes	–	–	–	–	–	–	163	112
Restructuring costs, net of income taxes	–	–	–	–	(76)	(30)	–	(32)
Income tax expense from income tax rate changes	–	–	–	–	–	(25)	–	(50)
Net income (loss) applicable to common shares – cash basis	$ (63)	$ (274)	$ 292	$ 519	$ 423	$ 447	$ 592	$ 467
Non-cash goodwill amortization, net of income taxes	–	–	–	–	(49)	(48)	(48)	(44)
Non-cash intangible amortization, net of income taxes	(156)	(154)	(160)	(164)	(171)	(78)	(185)	(6)
Net income (loss) applicable to common shares – reported basis	$ (219)	$ (428)	$ 132	$ 355	$ 203	$ 321	$ 359	$ 417
(dollars)								
Basic net income (loss) per common share – operating cash basis[1]	$ (.10)	$ (.46)	$ .46	$ .79	$ .79	$ .80	$ .84	$ .88
Diluted net income (loss) per common share – operating cash basis[1]	(.10)	(.46)	.45	.78	.78	.79	.83	.87
Basic net income (loss) per common share – reported basis	(.34)	(.67)	.20	.56	.32	.51	.57	.67
Diluted net income (loss) per common share – reported basis	(.34)	(.67)	.20	.55	.32	.51	.56	.66
Dividends per share	.28	.28	.28	.28	.28	.28	.28	.25
Return on common shareholders' equity – operating cash basis[1]	(2.1)%	(9.5)%	9.7%	16.4%	16.8%	17.1%	18.7%	19.5%
Return on common shareholders' equity – reported basis	(7.4)	(13.9)	4.4	11.5	6.8	10.9	12.8	14.8
(billions of dollars)								
Average earning assets	$ 260	$ 266	$ 269	$ 265	$ 256	$ 259	$ 252	$ 247
Net interest income (TEB) as a % of average earning assets	2.20%	2.17%	2.09%	1.89%	2.08%	1.76%	1.77%	1.70%

[1] Operating cash basis measurements are defined in the "How the Bank reports" section on page 7 of this annual report.

Shareholder and investor information

General information

Head Office
Address:
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
King St. W. and Bay St.
Toronto, Ontario
M5K 1A2
(416) 982-8222

Fax:
(416) 982-5671

Telex
General: 06524267
Answerback: Torbadom Tor

Cable address:
Torbadom, Toronto

Products and services:
Contact TD Canada Trust, 24 hours a day, seven days a week
1-866-567-8888

French:
1-800-895-4463

Cantonese/Mandarin:
1-800-387-2828

Telephone device for the deaf:
1-800-361-1180

General and financial:
Contact Corporate and Public Affairs,
(416) 982-8578

Internet web site:
www.td.com

Internet e-mail:
customer.service@td.com

Please be advised that the internet is not a secure medium, therefore confidentiality and security cannot be ensured for information transmitted over it. The Toronto-Dominion Bank and its subsidiaries will not be responsible for any damages you may suffer if you use the internet to transmit confidential or sensitive information via e-mail to us or to request and receive such information from us.

Annual meeting

April 3, 2003
9:30 a.m.
London Conference Centre
London, Ontario

Auditors

Ernst & Young LLP
PricewaterhouseCoopers LLP

Shareholder services

Shareholder inquiries:
Any written inquiries other than change of address or change in registration of shares may be directed to Shareholder Relations, Head Office.

Shareholders may call the Shareholder Relations department at (416) 944-5743 or toll-free at 1-866-756-8936.

Shareholder information is available by calling toll-free in Canada or the United States **1-800-4NEWS-TD** (1-800-463-9783);
in Toronto, call (416) **982-NEWS** [(416) 982-6397] or (416) 944-5743 or 1-866-756-8936 toll-free.

Change of address or change in registration:
Please write to the Bank's transfer agent.

Transfer agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
(800) 387-0825
(416) 643-5500
www.cibcmellon.com or
inquiries@cibcmellon.com

Co-transfer agent and registrar:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
or
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 370-1163
TDD for hearing impaired:
(800) 231-5469
Foreign shareholders:
(201) 329-8660
TDD foreign shareholders:
(201) 329-8354
www.melloninvestor.com

Shareholder service agent in Japan:
Mizuho Trust & Banking Co., Ltd.
1-17-7, Saga, Koto-ku
Tokyo, Japan
135-8722

Financial mailing list:
The Bank maintains a mailing list so shareholders and other interested parties can receive quarterly financial statements and annual reports. To add your name to this list, please write the Bank's transfer agent.

Market listings

The Toronto-Dominion Bank common stock is listed on:
The Toronto Stock Exchange
The London Stock Exchange
The New York Stock Exchange
The Tokyo Stock Exchange

The Toronto-Dominion Bank preferred stock with a ticker symbol are listed on The Toronto Stock Exchange.

The Preferred Shares, Series A ("HYBRIDS") of TD Mortgage Investment Corporation are listed on The Toronto Stock Exchange.

The Capital Trust Securities ("TDCaTS") of TD Capital Trust are listed on The Toronto Stock Exchange.

A number of deposit notes issued by the Bank and guaranteed notes issued by the Bank's wholly-owned subsidiaries are listed on one of:
Luxembourg Stock Exchange
The London Stock Exchange
The Irish Stock Exchange.

Dividends

Direct dividend depositing:
All shareholders may have their dividends deposited directly to any bank account in Canada or the United States. For this service, please write to the Bank's transfer agent or call the Shareholder Relations department.

U.S. dollar dividends:
Dividend payments sent to U.S. addresses or made directly to U.S. bank accounts will be made in U.S. funds unless a shareholder otherwise instructs the Bank's transfer agent. Other shareholders can request dividend payments in U.S. funds by writing to the Bank's transfer agent or calling the Shareholder Relations department. Dividends will be exchanged into U.S. funds at the Bank of Canada noon rate on the fifth business day after record date, or as otherwise advised by the Bank.

Dividend reinvestment plan

For information regarding the Bank's Dividend reinvestment plan, please contact our Shareholder Relations department, our transfer agent or visit our web site at www.td.com. under Investor Information/Share and Debt Information.

Debenture services

Trustee for debentures:
Computershare
Trust Company of Canada
Corporate Trust Services
100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1

Dividend Dates* for 2003

Date Payable	Common Share Record Date
January 31, 2003	December 19, 2002
April 30, 2003	March 20, 2003
July 31, 2003	June 19, 2003
October 31, 2003	September 18, 2003

* Dividends, including the amounts and dates, are subject to declaration by the Board of Directors of TD Bank.

Securities information[1]	Ticker symbol	CUSIP no.
Common Shares	TD	891160 50 9
Non-cumulative Redeemable Class A First Preferred Shares, Series G	TD.PR.U	891160 87 1
Non-cumulative Redeemable Class A First Preferred Shares, Series H	TD.PR.H	891160 85 5
Non-cumulative Redeemable Class A First Preferred Shares, Series I		891160 77 2
Non-cumulative Redeemable Class A First Preferred Shares, Series J	TD.PR.J	891160 79 8
TD Mortgage Investment Corporation HYBRIDS	TDB.M	871949 AA 1
TD Capital Trust Capital Trust Securities TDCaTS	TDD.M	87807M AA 1
TD Capital Trust II Capital Trust Securities TDCaTS II	TDD.M	87807T AA 6

[1] Further information is available on our web site at www.td.com under Investor Information/Share and Debt Information.

Vous pouvez vous procurer des exemplaires en français du rapport annuel au service suivant :
Affaires internes et publiques
La Banque Toronto-Dominion
P.O. Box 1
Toronto-Dominion Centre
Toronto (Ontario)
M5K 1A2

財務報告書の日本語版
（有価証券報告書より
抜粋）をご希望の方
は、下記にお申し出下
さい。
〒105-0001
東京都港区虎ノ門
4丁目3番地20号
神谷町MTビル16階
トロント・ドミニオン
銀行東京支店
(Tel. 03-5473-1610)

Board of Directors

The Board of Directors is responsible for overseeing our management and business affairs and makes all major policy decisions for TD. During 2002, the Board of Directors adopted a Charter describing in plain language its key responsibilities.The main responsibilities and the importance of independence as reflected in the Board's Charter are set out below.

Board Charter:

Main Responsibilities

We provide the supervision necessary for:

1 Disclosure of Reliable and Timely Information to Shareholders
- the shareholders depend on us to get them the right information

2 Approval of Strategy and Major Policy Decisions of the Bank
- we must understand and approve where the Bank is going, be kept current on its progress towards those objectives and be part of and approve any major decisions

3 Evaluation, Compensation and Succession for Key Management Roles
- we must be sure that the key roles have the right people, that they are monitored and evaluated by us and that they are appropriately compensated to encourage the Bank's long-term success

4 Oversight of the Management of Risks and the Implementation of Internal Controls
- we must be satisfied that the assets of the Bank are protected and that there are sufficient internal checks and balances

5 Effective Board Governance
- to excel in our duties we need to be functioning properly as a board – strong members with the right skills and the right information

Independence is Key

The Board of Directors understands that we must be independent of the management of the Bank. To enhance our independence we have implemented the following:
- a majority of the members of the Board are independent
- all committees are composed solely of non-management directors
- the Board and its committees can meet independently of management at any time
- the Board and its committees can hire their own independent advisors
- a strong Lead Director with a clear mandate provides leadership for the independent directors
- a policy requires all directors to hold Bank shares worth six times the annual retainer
- the provision of high-quality information for directors – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more – it requires preparation for meetings, understanding of the issues, strength, integrity and an inquiring mind.

Lead Director/Chair of the Board of Directors

Commencing after the annual meeting in 2003, it is intended that Mr. John Thompson will assume the role of Lead Director and title of Chairman of the Board of Directors of the Bank. The role of the Lead Director and Chair at TD is to facilitate the functioning of the Board of Directors independently of management and to maintain and enhance the quality of corporate governance at TD. He has been selected by non-management members of the Board of Directors and will also serve as the Chair of the Corporate Governance Committee. Mr. Thompson will chair the meetings of the Board of Directors and meetings of shareholders. Until Mr. Thompson assumes these roles, Mr. Marshall Cohen will continue to serve as the Lead Director of the Bank and Mr. Charles Baillie will continue to serve as Chairman of the Board. Neither Mr. Thompson nor Mr. Cohen are, or have been, executives of the Bank.

Corporate Governance Practices

The Board of Directors and TD management have established sound corporate governance practices that are appropriate for a major Canadian financial institution. TD's corporate governance practices are consistent with the Toronto Stock Exchange's Corporate Governance Guidelines. A detailed chart explaining how the corporate governance practices of TD align with these guidelines as well as additional information regarding the Bank's key corporate governance initiatives in 2002 are contained in the Management Proxy Circular issued in connection with the 2003 Annual Meeting.

Board of Directors*

A. Charles Baillie
Chairman of the Board
The Toronto-Dominion Bank
Toronto

W. Edmund Clark
President and Chief Executive Officer
The Toronto-Dominion Bank
Toronto

Eleanor R. Clitheroe
Corporate Director and Chancellor
University of Western Ontario
Toronto

Marshall A. Cohen
Counsel
Cassels Brock & Blackwell
Toronto

Wendy K. Dobson
Professor and Director
Institute for International Business
Joseph L. Rotman School of Management
University of Toronto
Toronto

Darren Entwistle
President and Chief Executive Officer
TELUS Corporation
Vancouver

Henry H. Ketcham
Chairman of the Board, President and Chief Executive Officer
West Fraser Timber Co. Ltd.
Vancouver

Pierre H. Lessard
President and Chief Executive Officer
METRO INC.
Montréal

Brian F. MacNeill
Chairman of the Board
Petro-Canada
Calgary

Roger Phillips
Corporate Director and Retired President and Chief Executive Officer
IPSCO Inc.
Regina

Edward S. Rogers
President and Chief Executive Officer
Rogers Communications Inc.
Toronto

Helen K. Sinclair
Chief Executive Officer
BankWorks Trading Inc.
Toronto

Donald R. Sobey
Chairman
Empire Company Limited
Stellarton

Michael D. Sopko
Corporate Director and Retired Chairman and Chief Executive Officer
Inco Limited
Toronto

John M. Thompson
Corporate Director and Retired Vice Chairman of the Board
IBM Corporation
Armonk

Richard M. Thomson
Retired Chairman and Chief Executive Officer
The Toronto-Dominion Bank
Toronto



Marshall A. Cohen
Lead Director
(to April 3, 2003)



John M. Thompson
Proposed Lead Director and Chairman of the Board of Directors
(from April 3, 2003)

*As of January 23, 2003. The Management Proxy Circular for the 2003 annual meeting sets out the director candidates proposed for election at the meeting and additional information about each candidate.

Committees of the Board

The table below tells you about the members and the main responsibilities from the Charter of each committee.

Committee	Members[2]	Main Responsibilities from the Committee Charter
Audit[1]	**Wendy K. Dobson** (Chair) **Henry H. Ketcham** **Pierre H. Lessard** **Brian F. MacNeill** **Roger Phillips**	**Supervising the Quality and Integrity of the Bank's Financial Reporting** • oversee reliable, accurate and clear financial reporting to shareholders • monitor internal controls – the necessary checks and balances must be in place • listen to the external auditors and internal auditor, and evaluate the effectiveness and independence of each • oversee the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies • be the audit committee and conduct review committee for certain subsidiaries of the Bank that are federally-regulated financial institutions • receive reports on and approve, if appropriate, transactions with related parties
Risk[1]	**Roger Phillips** (Chair) **Marshall A. Cohen** **Wendy K. Dobson** **Darren Entwistle** **Helen K. Sinclair**	**Supervising the Management of Risk of the Bank** • determining, monitoring and evaluating the management of key risks of the Bank • approving risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk • ensuring policies are in place to manage market, operational, liquidity and credit risk • ensuring a forum for "big-picture" analysis of future risks including considering trends • critically assess the Bank's business strategies and plans from a risk perspective
Corporate Governance	**Marshall A. Cohen** (Chair) **Eleanor R. Clitheroe** **Pierre H. Lessard** **Edward S. Rogers** **Michael D. Sopko** **John M. Thompson**	**Responsibility for Corporate Governance of the Bank** • set the criteria for selecting new directors • identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders • develop and recommend to the Board a set of corporate governance principles aimed at fostering a healthy governance culture at the Bank • review and recommend the compensation of the directors of the Bank • ensure the Bank communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy • oversee the evaluation of the Board and committees
Management Resources	**John M. Thompson** (Chair) **Marshall A. Cohen** **Brian F. MacNeill** **Roger Phillips** **Donald R. Sobey**	**Responsibility for Management's Performance Evaluation, Compensation and Succession Planning** • set performance objectives for the CEO, which encourage the Bank's long-term financial success in a way that is also compatible with depositors' interests, and regularly measure the CEO's performance against these objectives • determine the CEO's recommended compensation in consultation with independent advisors who help us set competitive compensation for the CEO that meets the Bank's hiring, retention and performance objectives • review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO • oversee the selection, evaluation, development and compensation of other members of senior management • produce a report on executive compensation for the benefit of shareholders, which is published in the Bank's annual proxy circular

[1] In December 2002, the Bank's Audit and Risk Management Committee was split into an Audit Committee and a Risk Committee.
[2] Membership as at January 23, 2003.

Senior officers



A. Charles Baillie
Toronto
Chairman of the Board



W. Edmund Clark[1]
Toronto
President and
Chief Executive Officer

Group office



Thomas R. Spencer
Toronto
Vice Chair
Risk Management



Fredric J. Tomczyk[1]
London
Vice Chair
Corporate Operations



T. Christian Armstrong[1]
Toronto
Executive Vice President
Marketing



Daniel A. Marinangeli
Toronto
Executive Vice President
and Chief Financial
Officer



Christopher A. Montague
Oakville
Executive Vice President,
General Counsel
and Secretary
Legal and Compliance



J. David Livingston[2]
Toronto
Executive Vice President
Corporate Development

Group office Senior Vice Presidents:

Robert M. Aziz[1]
Oakville
Legal

James E. Chamberlain
Oakville
Computing Services,
Operations

Barbara I. Cromb
Toronto
Marketing

John T. Davies
Mississauga
Information Services

Don Drummond[1]
Toronto
TD Economics

David M. Fisher
Burlington
Office of the
Ombudsman,
Legal

William Gazzard[1]
Toronto
Legal Department,
Compliance

Nadine M. Gilchrist
Toronto
Government and Financial
Institutions,
Risk Management

Brian J. Haier
Toronto
Human Resources

Alan Jette[1]
Toronto
Treasury and Balance
Sheet Management,
Finance

Nico Meijer[1]
Toronto
Market Risk Policy,
Risk Management

Dominic Mercuri[1]
Burlington
Advertising and
Marketing Services,
Marketing

Kerry A. Peacock[1]
Toronto
Corporate and Public
Affairs

S. Kenneth Pustai[1]
Ancaster
Human Resources

Claudia Radasanu
Toronto
Development Services,
Operations

J. David Sloan
Toronto
Audit

Paul I. Verwymeren
Burlington
Commercial Credit,
Risk Management

Personal and commercial banking



Andrea S. Rosen
Toronto
Vice Chair
President,
TD Canada Trust



Bernard T. Dorval[1]
Toronto
Executive Vice President
Retail Product Group



Michael A. Foulkes
Toronto
Executive Vice President
Commercial Banking



Timothy D. Hockey[1]
Mississauga
Executive Vice President
Retail Distribution

Personal and commercial banking Senior Vice Presidents:

Cathy L. Backman
Toronto
e.Bank

Joan D. Beckett[1]
Toronto
Greater Toronto Area
Suburban,
Retail Distribution

Richard Campbell
Oakville
Human Resources

John Capozzolo[1]
Toronto
Ontario Central Region,
Retail Distribution

James E. Coccimiglio
Pickering
Greater Toronto Area,
Commercial Banking

Suzanne Deuel
Toronto
Core Banking and Small
Business,
Retail Product Group

Robin A. Dines
Pickering
Commercial Banking

Alexandra P. Dousmanis-Curtis
London
Ontario South West
Region,
Retail Distribution

Christopher D. Dyrda
Calgary
Western District,
Commercial Banking

Gary Flowers
Mississauga
TD Centre Branch,
National Accounts,
Commercial Banking

Brian Hornung[1]
Winnipeg
Central Canada Region,
Retail Distribution

Charles A. Hounsell[1]
Oakville
Information Technology

Paul W. Huyer
Toronto
Finance

David E. Kay
Ajax
Commercial Banking

Sean E. Kilburn[1]
Toronto
TD Life Group,
Retail Product Group

Louis Larivière
Brossard
Quebec District,
Commercial Banking

Robert R. Laverdure
Westmount
Quebec Region,
Retail Distribution

Richard A. Lunny
Toronto
Product Management
and Sales, Lending,
Retail Product Group

Margo M. McConvey
Mississauga
Retail Sales and Service,
Retail Distribution

Ron McInnis
Gloucester
Ontario East Region,
Retail Distribution

David I. Morton
Bedford
Atlantic Region,
Retail Distribution

Dwight P. O'Neill[1]
Toronto
Lending,
Retail Product Group

Suzanne E. Poole
Vancouver
Pacific Region,
Retail Distribution

Bruce M. Shirreff
Toronto
Branch Services Group,
Retail Product Group

R. Iain Strump
Calgary
Alberta Region,
Retail Distribution

Alain Thibault[1]
Outremont
TD Meloche Monnex Inc.,
Retail Product Group

Michael F. Walzak
Oakville
Ontario District,
Commercial Banking

M. Suellen Wiles[1]
Mississauga
Greater Toronto
Central Region,
Retail Distribution

Wealth management – Canada



William H. Hatanaka[1]
Toronto
Executive Vice President
Wealth Management

Wealth management – Canada Senior Vice Presidents:

Stephen Geist
Toronto
TD Mutual Funds

Peter H. Lee
Toronto
TD Waterhouse
Investment Advice

Gerard J. O'Mahoney
Oakville
TD Waterhouse Canada

John G. See
Oakville
TD Waterhouse
Discount Brokerage

Robert Strickland
Toronto
Private Client Group,
TD Waterhouse
Financial Planning

Investment management



Robert F. MacLellan
Toronto
Executive Vice President
Chief Investment Officer

Investment management Senior Vice Presidents:

Barbara F. Palk
Toronto
TD Asset Management

John R. Pepperell
Toronto
Equities, Portfolio
Management & Research,
TD Asset Management

Satish C. Rai
Pickering
Fixed Income,
TD Asset Management

Wealth management – USA



Frank J. Petrilli
Irvington, New York
Executive Vice President
President and
Chief Executive Officer
TD Waterhouse USA



Diane E. Walker[1]
New York, New York
Executive Vice President
Chief Administrative
Officer

Wealth management – USA Senior Vice Presidents:

Joseph Barra
Dix Hills, New York
Customer Care USA

Janet M. Hawkins[1]
Etobicoke
Marketing

Wealth management – International[2]

Wealth management – International Senior Vice Presidents:

Robert A. Hamilton
Edinburgh, Scotland
NatWest Stockbrokers

Tim Pinnington[1]
Macclesfield, Cheshire,
United Kingdom
TD U.K. Brokerage

Ian B. Struthers
Singapore
TD Waterhouse Asia and
Australia Brokerage

Wholesale banking



Robert E. Dorrance[1]
Toronto
Executive Vice President
Chairman and Chief
Executive Officer
TD Securities



Michael W. MacBain
Toronto
Executive Vice President
President
TD Securities



Bharat Masrani
Toronto
Executive Vice President
Credit Asset Management



Riaz Ahmed
Oakville
Executive Vice President
Chief Administrative
Officer

Wholesale banking Senior Vice Presidents:

Rod Ashtaryeh
New York, New York
Investment Banking

Warren W. Bell
Oakville
Human Resources

Julian M. Bott
Houston, Texas
Investment Banking

Mark R. Chauvin
Burlington
Credit

John F. Coombs
Toronto
Credit Origination

Paul C. Douglas
Burlington
Credit Restructuring

Marcus Fedder[1]
London
United Kingdom
Region Head

Steven H. Fryer
Templestowe, Australia
Credit Origination

P. Joseph Hegener
Darien, Connecticut
USA Region Head

Martine Irman
Toronto
Foreign Exchange
and Money Markets

Jason A. Marks
Toronto
Derivative Products

Patrick B. Meneley
Toronto
Investment Banking

Michel Paradis[1]
Richmond Hill
Finance and Operations

Lisa A. Reikman
Toronto
Credit

Steven L. Tennyson
Toronto
Technology

Natalie Townsend
Toronto
Private Equity

All of the senior officers listed have held management or senior management positions with the Bank for the past five years. The list of senior officers above includes their municipality of residence. This listing is as of January 23, 2003.

[1] These senior officers have not been with the Bank for the past five years. Each have previously held management or senior management positions with another financial institution, investment couselling firm, public relations firm or law firm during the past five years.

[2] David Livingston also has responsibility for e.Bank and TD Waterhouse International.

The Future Matters

This year, TD Bank Financial Group is pleased to provide our shareholders with the opportunity to obtain our first Accountability Report. In this document we present important information about our efforts to address the things that matter to all our community stakeholders, and, in turn, to us.

At TD Bank Financial Group, we strive to create value for our shareholders, offer diverse financial services for our customers, provide rewarding careers for our employees, demonstrate exemplary ethical standards, and improve the quality of life in our communities. Many of our activities target longer-term needs that we believe must be addressed now to ensure success tomorrow.

We're committed to this forward-looking approach because it matters to our stakeholders: shareholders want long-term value, customers want to achieve their financial goals, and employees want to manage their changing personal and professional lives. The future also matters to all Canadians as they contemplate the health of our shared society.

As beneficiary of, and contributor to Canadian society, we recognize that we have the ability and a responsibility to help support the social, cultural, economic and environmental enrichment of our communities. Highlighted in the 2002 Accountability Report are some of our efforts over the past year. To obtain a copy, please visit our web site at www.td.com after March 15 or call (416) 308-6371.

The Future Matters...

To Canadians Learn how we are sharing our leadership, expertise and resources to support the vitality and economic development of our communities. Our sponsorship of the TD Forum on Canada's Standard of Living generated a practical debate on Canada's economic future. Recognizing that Canada's future is closely linked to the need for dynamic and healthy cities, we published research designed to promote discussion and awareness of urban policy issues. Through the donation of their time and expertise, our employees deliver presentations and resources to ensure consumers and business owners are informed about today's varied and complex financial marketplace. In addition, numerous other initiatives are aimed at fostering financial strength in all our communities.

To Our Communities Read about how we donated $20 million in 2002 to support a variety of causes to create brighter futures for our children, communities and the environment. We are helping to ensure our children's health by sponsoring the TD Children's Hospital Fund which aids the Children's Miracle Network of hospitals serving over two million Canadian children. Numerous scholarship and children's literacy projects provide essential support to our educational system. Our TD Friends of the Environment Foundation channels funds to many different environmental initiatives. As an Imagine Caring Company, we are committed to giving at least 1% of our annual domestic pre-tax profits on an operating cash basis to Canadian charities, making us one of the largest corporate contributors in the country.

To Our Customers Find out how we are providing a comfortable experience for more than 13 million customers by being responsive to their financial and personal needs. The success of our customers – and ultimately our business – hinges on how well we meet their changing financial requirements. This means a continual process of listening...creating new products and services...ensuring the highest standard of customer protection...and demonstrating respect and understanding. To protect our customers, we uphold the highest standards of integrity, honesty, professionalism and conduct. Specialized services have been developed for customers with diverse needs such as the elderly and those with disabilities. We have also responded with numerous initiatives to suit our multi-cultural and aboriginal communities.

To Our People Discover how we are meeting the needs of our employees. To achieve our vision of becoming a leading Canadian-based North American financial services company, we strive to offer our people rewarding roles in a supportive environment while promoting a workplace that reflects the diversity of our society. Our policies and initiatives uphold employment equity, while respecting and fostering the unique talents and perspectives that each employee brings to the organization. We are also helping our employees prepare for their futures through a wide spectrum of services and continuous learning opportunities that allow them to thrive professionally and personally while providing them with the tools to plan ahead.

To Our Shareholders Learn about our leadership in corporate governance and our policies regarding the clarity, accuracy and completeness of our disclosure. TDBFG earned a top 20 rating among 200 Canadian companies in the 2002 Corporate Governance Rankings by the Globe and Mail – Report on Business. We constantly monitor evolving best practices in corporate governance, and adopt those that make sense for our organization, including several significant steps undertaken in 2002. Our strong corporate governance practices assure our shareholders that TDBFG is being operated in their interests. We value transparency and accountability and have a comprehensive framework in place for managing business risk responsibly.



www.td.com

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. On October 31, 2002, TD was the third largest bank in Canada in terms of market capitalization.

TD Bank is a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada. It was formed on February 1, 1955 through the amalgamation of The Bank of Toronto, chartered in 1855, and The Dominion Bank, chartered in 1869. TD Bank is headquartered in Toronto, Canada.

Our common stock is listed on The Toronto Stock Exchange, The New York Stock Exchange, The London Stock Exchange and The Tokyo Stock Exchange. Symbol: TD.

Printed on recycled paper containing a minimum of 10% post-consumer waste. Only vegetable-based, low solvent inks have been used.

19504

Design: Q30 Design Inc., Printing: Transcontinental O'Keefe Toronto, Principal photography: Bernard Bohn

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 25, 2003

By: ______________________
Name: Christopher A. Montague
Title: Executive Vice President, General Counsel and Secretary